2007
ANNUAL REPORT



GLACIER BANCORP, INC.

Corporate Headquarters
49 Commons Loop
Kalispell, MT 59901-2679
(406) 756-4200

Board of Directors
Everit A. Sliter, Chairman
CPA/Jordahl & Sliter, PLLC and Chairman of Glacier Bank

Michael J. Blodnick
President/CEO of Glacier Bancorp, Inc. (the "Company")

James M. English
Attorney/English Law Firm and board member of Mountain West Bank

Allen J. Fetscher
Vice Chairman of First Security Bank of Missoula, President of Fetscher's Inc., Vice President of American Public Land Exchange Co. Inc., and owner of Associated Agency

Jon W. Hippler
President/CEO of Mountain West Bank

Craig A. Langel
CPA/CVA, President of Langel & Associates, P.C., owner and CEO of CLC Restaurants, Inc.

L. Peter Larson
Retired Chairman/CEO of American Timber Company

Douglas J. McBride OD, FAAO
Doctor of Optometry and board member of Western Security Bank

John W. Murdoch
Chairman of Murdoch's Ranch & Home Supply, LLC and board member of Big Sky Western Bank

Stock Listing
Glacier Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol GBCI. There are approximately 1,992 shareholders of record of Glacier Bancorp, Inc. stock.

Investor Information
www.glacierbancorp.com

Corporate Officers
Michael J. Blodnick
President/CEO

Don J. Chery
EVP/Chief Administrative Officer

Ron J. Copher
SVP/CFO/Treasurer

LeeAnn Wardinsky
Secretary

Marcia L. Johnson
SVP/Operations

Barry L. Johnston
SVP/Credit Administration

Mark D. MacMillan
SVP/Information Technology

Robin S. Roush
SVP/Human Resources

Ryan T. Screnar
SVP/Internal Audit

Douglas A. Daufel
VP/Internal Audit

Angela L. Dose
VP/Principal Accounting Officer

T.J. Frickle
VP/Enterprise-Wide Risk Management

April D. Kelso
VP/Compliance

Sam G. Mauch
VP/Information Security

Donald B. McCarthy
VP/Controller

Debra M. McGlone
VP/Internal Audit

Glenn G. Nelson
VP/Information Technology

Independent Registered Public Accountants
BKD LLP
1700 Lincoln Street Suite 1400
Denver, CO 80203

Legal Counsel
Hash and O'Brien PLLP
136 First Avenue West
Kalispell, MT 59901-4442

Christensen, Moore, Cockrell, Cummings & Axelberg, P.C.
160 Heritage Way, Suite 104
Kalispell, MT 59904

Graham & Dunn PC
Pier 70, Suite 300
2801 Alaskan Way
Seattle, WA 98121-1128

Cover photo by: Douglass Dye
Mount Gould and Swiftcurrent Lake, Glacier National Park, Montana

Mountain West Bank
Main Office:
125 Ironwood Dr.
Coeur d'Alene, ID 83814
(208) 765-0284

Branch Offices:
101 Ironwood Dr.
Coeur d'Alene, ID 83814

1715 West Kathleen Ave.
Coeur d'Alene, ID 83814

7830 Meadowlark Way
Coeur d'Alene, ID 83815

305 West Prairie Ave.
Hayden, ID 83835

709 East Seltice Way
Post Falls, ID 83854

433 North 16th St.
Boise, ID 83702

80 South Cole Rd.
Boise, ID 83709

7107 West State St.
Boise, ID 83714

800 West Bannock St.
Boise, ID 83702

802 West Bannock St.
Boise, ID 83702

4250 East Fairview Ave.
Meridian, ID 83642

2970 East St. Lukes Dr.
Meridian, ID 83642

2950 Magic View Drive
Meridian, ID 83642

2024 Caldwell Blvd.
Nampa, ID 83651

1223 12th Ave Rd.
Nampa, ID 83686

491 Sun Valley Rd. East
Ketchum, ID 83340

206 North Main
Hailey, ID 83333

201 East Superior St.
Sandpoint, ID 83864

418 N. 3rd Ave.
Sandpoint, ID 83864

476655 Highway 95 North
Ponderay, ID 83852

7186 First St.
Bonners Ferry, ID 83805

1539 East Iron Eagle Dr.
Eagle, ID 83616

1545 East Eagle. Dr.
Eagle, ID 83616

110 South Main
Brigham City, UT 84302

1776 Park Ave., #101
Park City, UT 84068

330 North Washington Ave.
Newport, WA 99156

223 Main St.
Ione, WA 99139

12120 East Mission Ave.
Spokane Valley, WA 99206

12209 East Mission Ave.
Spokane Valley, WA 99206

Directors:
Charles. R. Nipp, Chairman
Dennis Downer
Bradley E. Dugdale
James M. English
Thomas Gibson
Jon W. Hippler
Marcia L. Johnson
Stephen F. Meyer
J. Michael Patano
Don Shepherd
Thomas K. Thilo, M.D.

Glacier Bank
Main Office:
202 Main St.
Kalispell, MT 59901
(406) 756-4200

Branch Offices:
15 2nd St. West
Kalispell, MT 59901

135 Center St.
Kalispell, MT 59901

49 Commons Loop
Kalispell, MT 59901

490 West Reserve Dr.
Kalispell, MT 59901

2199 Highway 2 East
Kalispell, MT 59901

615 California Ave.
Libby, MT 59923

49430 Hwy 93
Polson, MT 59860

822 Nucleus Ave.
Columbia Falls, MT 59912

540 Nucleus Ave.
Columbia Falls, MT 59912

8251 Highway 35
Bigfork, MT 59911

3701 Harrison Ave.
Butte, MT 59701

1880 Harrison Ave.
Butte, MT 59701

307 East Park St.
Anaconda, MT 59711

Directors:
Everit A. Sliter, Chairman
Kristen Heck
Dallas I. Herron
Marcia L. Johnson
Robert F. Leipheimer
David P. Meredith
Van Kirke Nelson, M.D.
Robert A. Nystuen
Sally Thompson

First Security Bank of Missoula
Main Office:
1704 Dearborn
Missoula, MT 59801
(406) 728-3115

Branch Offices:
541 East Broadway
Missoula, MT 59802

3220 Great Northern Way
Missoula, MT 59808

2601 Garfield
Missoula, MT 59801

100 East Broadway
Missoula, MT 59802

320 West Broadway
Missoula, MT 59802

3045 North Reserve
Missoula, MT 59808

4055 South Highway 93
Missoula, MT 59804

100 West Main St.
Hamilton, MT 59840

297 Woodside Cutoff Rd.
Corvallis, MT

510 West Railroad
Plains, MT 59859

107 South Fulton
Thompson Falls, MT 59873

Directors:
Christopher B. Swartley, Chairman
John M. Bartos
William L. Bouchee
Scott M. Burke
Allen J. Fetscher, Chairman
Harold J. Fraser
Michael Harrington
Marcia L. Johnson
Walter Muralt
Kathy A. Ogren
Dennis H. Toussaint
Stanford L. Zimet

Western Security Bank
Main Office:
2812 1st Ave. North
Billings, MT 59101
(406) 371-8200

Branch Offices:
2401 Grand Ave.
Billings, MT 59102

2955 Grand Ave.
Billings, MT 59102

2675 King Ave. West
Billings, MT 59102

Western Security Bank (continued)
1546 Main St.
Billings, MT 59105

495 Main St.
Billings, MT 59102

2845 Old Hardin Rd.
Billings, MT 59101

20 Montana Ave.
Laurel, MT 59044

Directors:
Don J. Chery
Jerald D. Evenson
Lori A. Forseth, M.D.
William D. Honaker
Douglas J. McBride, OD
Matthew J. McDonnell
John V. Negu
James D. Walker
John O. Weber

1st Bank
Main Office:
1001 Main St.
Evanston, WY 82930
(307) 789-3864

Branch Offices:
125 North 2nd St.
Evanston, WY 82930

900 North Highway 414
Mountain View, WY 82939

716 Pine Ave.
Kemmerer, WY 83101

314 South Washington St.
Afton, WY 83110

79 Highway 89
Alpine, WY 83128

221 East Pine St.
Pinedale, WY 82941

601 North Front St.
Rock Springs, WY 82902

Directors:
Weston R. Barker, Chairman
Michael J. Blodnick
Kim Charles
Rudy Ellingford
Judson E. Faler
Gerald L. Goulding
Eddie O. Hunsaker
David D. Madia
Michael Seppala

Big Sky Western Bank
Main Office:
4150 Valley Commons
Bozeman, MT 59718
(406) 587-2922

Branch Offices:
7730 Shedhorn Dr.
Bozeman, MT 59718

106 East Babcock
Bozeman, MT 59715

55 Lone Peak Dr.
Big Sky, MT 59716

300 Jackrabbit Lane
Belgrade, MT 59714

Directors:
George B. Hagar, Chairman
Douglas Alexander
Edward Brandt
Don J. Chery
Ardyce DeVries
Robyn L. Erlenbush
William Martel
O. Taylor Middleton
John W. Murdoch
Ronald L. Ostermiller
Michael R. Scholz

Valley Bank of Helena
Main Office:
3030 North Montana Ave.
Helena, MT 59601
(406) 495-2400

Branch Offices:
1900 9th Ave.
Helena, MT 59601

306 Euclid Ave.
Helena, MT 59601

321 Fuller Ave.
Helena, MT 59601

3171 North Montana Ave.
Helena, MT 59602

101 Lane Ave.
East Helena, MT 59635

Directors:
John P. Poston, Chairman
Tanya M. Ask
Kenneth V. Carpenter, M.D.
Don J. Chery
Cary A. Hegreberg
Ronald S. Mercer
Bruce D. Mihelish
J. Andrew O'Neill
Robert J. Peccia
Joseph F. Shevlin
Thomas J. Trebon

Glacier Bank of Whitefish
Main Office:
319 East Second St.
Whitefish, MT 59937
(406) 751-4930

Branch Offices:
222 Dewey Ave.
Eureka, MT 59917

6195 Hwy. 93 South
Whitefish, MT 59937

Directors:
Michael. J. Gwiazdon, Chairman
Bee Gee Cole
Dale G. Duff
Sean S. Frampton
Michael T. Henry
Marcia L. Johnson
Thomas H. LaChance
Patrice B. LaTourelle
Robert C. Love
Charles R. Newton
Russell K. Porter

Citizens Community Bank
Main Office:
280 South Arthur
Pocatello, ID 83204
(208) 232-5373

Branch Offices:
201 South Main
Chubbuck, ID 83204

2000 Flandro Dr.
Chubbuck, ID 83202

2797 South 25th East
Ammon, ID 83406

452 North 2nd East
Rexburg, ID 83440

Directors:
Alan E. Stanek, Chairman
Loren Azzola
Gary N. Blanchard
Michael J. Blodnick
Ralph G. Cottle
David Hermanson
H. Brent Hill
Thomas J. Holmes
W. James Johnston
William A. Knick
James E. Lee
Diana B. Lyon
James Windmiller

First Bank of Montana
Main Office:
224 West Main
Lewistown, MT 59457
(406) 538-7471

Branch Office:
327 Indiana St.
Chinook, MT 59523

Directors:
William C. Spratt, Chairman
Alan R. Aldrich
Steven H. Balster
Don J. Chery
Dean M. Comes
Nellie Obrecht
Gregory A. Smith
Russel J. Spika
John R. Swanz

First National Bank of Morgan
Main Office:
120 North State
Morgan, UT 84050
(801) 829-3402

Branch Office:
5015 West Old Hwy. Rd.
Mountain Green, UT 84050

Directors:
George N. Francis, Chairman
Michael J. Blodnick
A. Kirk Francis
Phillip N. Francis
Stanton R. Nielsen
David Rich
Richard K. Sommers

Stock and Dividend Information

2007 Cash Dividend Data

Quarter	Record Date	Payment Date	Share Amount
1	April 10, 2007	April 19, 2007	$0.12
2	July 10, 2007	July 19, 2007	$0.12
3	Oct 9, 2007	Oct 18, 2007	$0.13
4	Jan 8, 2008	Jan 17, 2008	$0.13

Anticipated Dividend Dates 2008 (*)

Quarter	Record Date	Payment Date
1	April 8, 2008	April 17, 2008
2	July 8, 2008	July 17, 2008
3	Oct 7, 2008	Oct 16, 2008
4	Jan 13, 2009	Jan 22, 2009

Anticipated Earnings 2008 (*)

Announcement Dates
April 24, 2008
July 24, 2008
October 23, 2008
January 29, 2009

(*) Subject to approval by the Board of Directors

Common Stock Price (1)

	2007	2006	2005	2004	2003	2002
High	$25.39	$25.25	$22.33	$19.14	$14.08	$9.69
Low	$17.57	$18.55	$14.05	$12.59	$9.07	$7.41
Close	$18.74	$24.44	$20.03	$18.15	$13.85	$9.14
Price/Earnings (2)	14.5	19.9	18.0	18.7	16.5	12.5

(1) Restated for stock dividends and stock splits.
(2) Based on closing stock price and basic earnings per share as of and for the year ended December 31.

Ten-year Dividend History

Year	Cash Dividends Declared (1)	Stock Dividends/Splits	Distribution Date of Stock Dividends/Splits
1998	$0.18	10% Stock Dividend	October 1, 1998
1999	$0.23	10% Stock Dividend	May 27, 1999
2000	$0.23	10% Stock Dividend	May 25, 2000
2001	$0.23	None	None
2002	$0.26	None	None
2003	$0.32	10% Stock Dividend	May 22, 2003
2004	$0.36	5 for 4 stock split	May 20, 2004
2005	$0.40	5 for 4 stock split	May 26, 2005
2006	$0.45	3 for 2 stock split	December 14, 2006
2007	$0.50	None	None

(1) Restated for stock dividends and stock splits.

Ten-year compound annual dividend growth rate is 14.2%.

Ten-year compound total return is 11.6%.

Shareholders may reinvest their dividends and make additional cash purchases of Glacier Bancorp, Inc. common stock by participating in the company's dividend reinvestment plan. Please call American Stock Transfer & Trust Company 1-877-390-3076 for information and to request a prospectus.

Stock Performance Graph

The following graphs compare the yearly cumulative total return of the GBCI common stock over both a five-year and ten-year measurement period with the yearly cumulative total return on the stocks included in (i) the Russell 2000 Index, and (ii) the SNL Bank Index comprised of banks or bank holding companies with total assets between $1 billion and $5 billion. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable years.



Total Return Performance
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $1B-$5B
Index Value
350
300
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07



Total Return Performance
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $1B-$5B
Index Value
550
450
350
250
150
50
12/31/97
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2007	2006	2005	2004	2003	Compounded Annual Growth Rate 1-Year 2007/2006	5-Year 2007/2002
Summary of Financial Condition:							
Total assets $	**4,817,330**	4,471,298	3,708,975	3,013,213	2,740,716	**7.7%**	16.1%
Investment securities, available for sale	**700,324**	825,637	970,055	1,086,929	1,099,243	**(15.2%)**	(2.2%)
Loans receivable, net	**3,557,122**	3,165,524	2,397,187	1,701,805	1,430,365	**12.4%**	22.3%
Allowance for loan and lease losses	**(54,413)**	(49,259)	(38,655)	(26,492)	(23,990)	**10.5%**	21.0%
Intangibles	**154,264**	144,466	87,114	42,315	42,816	**6.8%**	31.0%
Deposits	**3,184,478**	3,207,533	2,534,712	1,729,708	1,597,625	**(0.7%)**	16.9%
Advances from Federal Home Loan Bank	**538,949**	307,522	402,191	818,933	777,294	**75.3%**	2.2%
Securities sold under agreements to repurchase and other borrowed funds	**401,621**	338,986	317,222	81,215	64,986	**18.5%**	45.6%
Stockholders' equity	**528,576**	456,143	333,239	270,184	237,839	**15.9%**	20.0%
Equity per common share*	**9.85**	8.72	6.91	5.87	5.24	**13.0%**	15.6%
Equity as a percentage of total assets	**10.97%**	10.20%	8.98%	8.97%	8.68%	**7.5%**	3.4%

(dollars in thousands, except per share data)	Years ended December 31, 2007	2006	2005	2004	2003	Compounded Annual Growth Rate 1-Year 2007/2006	5-Year 2007/2002
Summary of Operations:							
Interest income $	**304,760**	253,326	189,985	147,285	130,830	**20.3%**	17.9%
Interest expense	**121,291**	95,038	59,978	39,892	38,478	**27.6%**	20.6%
Net interest income	**183,469**	158,288	130,007	107,393	92,352	**15.9%**	16.2%
Provision for loan losses	**6,680**	5,192	6,023	4,195	3,809	**28.7%**	3.1%
Non-interest income	**64,818**	51,842	44,626	34,565	33,562	**25.0%**	20.1%
Non-interest expense	**137,917**	112,550	90,926	72,133	65,944	**22.5%**	19.0%
Earnings before income taxes	**103,690**	92,388	77,684	65,630	56,161	**12.2%**	16.3%
Income taxes	**35,087**	31,257	25,311	21,014	18,153	**12.3%**	16.4%
Net earnings	**68,603**	61,131	52,373	44,616	38,008	**12.2%**	16.2%
Basic earnings per common share*	**1.29**	1.23	1.12	0.97	0.84	**4.9%**	12.0%
Diluted earnings per common share*	**1.28**	1.21	1.09	0.96	0.83	**5.8%**	12.2%
Dividends declared per share*	**0.50**	0.45	0.40	0.36	0.32	**11.1%**	14.0%

	At or for the years ended December 31, 2007	2006	2005	2004	2003
Ratios:					
Net earnings as a percent of average assets	**1.49%**	1.52%	1.52%	1.54%	1.53%
average stockholders' equity	**13.82%**	16.00%	17.62%	17.61%	16.82%
Dividend payout ratio	**38.76%**	36.59%	35.93%	37.36%	38.07%
Average equity to average asset ratio	**10.78%**	9.52%	8.61%	8.75%	9.10%
Net interest margin on average earning assets (tax equivalent)	**4.50%**	4.44%	4.25%	4.18%	4.22%
Allowance for loan and lease losses as a percent of loans	**1.51%**	1.53%	1.59%	1.53%	1.65%
Allowance for loan and lease losses as a percent of nonperforming assets	**409%**	554%	383%	276%	184%

(dollars in thousands)	At or for the years ended December 31, 2007	2006	2005	2004	2003
Other Data:					
Loans originated and purchased $	**2,576,260**	2,389,341	2,113,777	1,543,595	1,509,850
Loans serviced for others $	**177,173**	177,518	145,279	174,805	189,601
Number of full time equivalent employees	**1,480**	1,356	1,125	857	807
Number of offices	**94**	93	75	58	57
Number of shareholders of record	**1,992**	1,973	1,907	1,784	1,763

*revised for stock splits and dividends


Net Earnings
$68,603
$61,131
$52,373
$44,616
$38,008
$65,000
$55,000
$45,000
$35,000
$25,000
2003
2004
2005
2006
2007


Diluted Earnings Per Share
$1.28
$1.21
$1.09
$0.96
$0.83
$1.30
$1.10
$0.90
$0.70
$0.50
2003
2004
2005
2006
2007


Equity Per Common Share
$9.85
$8.72
$6.91
$5.87
$5.24
$9.00
$7.00
$5.00
$3.00
2003
2004
2005
2006
2007


Return on Average Equity
16.82%
17.61%
17.62%
16.00%
13.82%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
2003
2004
2005
2006
2007


Return on Average Assets
1.53%
1.54%
1.52%
1.52%
1.49%
1.55%
1.50%
1.45%
1.40%
2003
2004
2005
2006
2007


Dividends Declared per Common Share
$0.50
$0.45
$0.40
$0.36
$0.32
$0.50
$0.40
$0.30
$0.20
2003
2004
2005
2006
2007

Total Assets


$5,000,000
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$2,740,716
$3,013,213
$3,708,975
$4,471,298
$4,817,330
2003
2004
2005
2006
2007

Net Loans


$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$1,430,365
$1,701,805
$2,397,187
$3,165,524
$3,557,122
2003
2004
2005
2006
2007

Deposits


$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$1,597,625
$1,729,708
$2,534,712
$3,207,533
$3,184,478
2003
2004
2005
2006
2007

Loan Allocation


Installment & Other 18%
Commercial 62%
Real Estate 20%

Funding Sources


Repos & Other Funds 10%
FHLB Advances 13%
Demand Deposits 19%
CD's 21%
Now 11%
Money Market 20%
Savings 6%

Commercial Loan Mix


Agriculture 4%
SBA 2%
Other 2%
Commercial & Industrial 22%
Commercial Real Estate 70%

LETTER TO SHAREHOLDERS

Dear Shareholder,

Vince Lombardi once said, "The achievements of an organization are the results of the combined effort of each individual." There is little doubt the achievements and performance of your Company could not have been possible without the hard work and commitment of 1600 dedicated individuals who make up Glacier Bancorp. In 2007 the staff and directors produced some extraordinary results in the most difficult operating year for banks in nearly two decades. Your Company achieved record earnings this past year of $68.6 million, 12% greater than last year. Diluted earnings per share of $1.28 was an increase of 6% over the prior year and over the last five years we have produced diluted earnings per share growth at a compounded annual growth rate of 12%. Regrettably, we did not hit our diluted earnings per share growth target of 10% last year. However, considering how demanding the year was for banks and the serious challenges the industry faced, in retrospect this may have been our best performance to date. It was definitely a year our entire staff and directors should be proud of for what they accomplished.

The Company grew its asset base by 8% which was right at our projections for the year, and by design we increased the level of capital in the Company to where stockholders' equity approached 11% of assets at year end. In addition, our profitability ratios remained solid throughout the year. It was especially gratifying to know all this was accomplished during a year that included seven complete data conversions impacting five of our eleven banks. When the Federal Reserve Bank made the decision to switch their item processing from the Helena, Montana branch to Denver, Colorado, we chose to completely implement Check 21 (the electronic presentment and exchange of check images) which required two additional major system conversions. Taking into account the time and effort expended on these projects, it further highlights how impressive our overall performance was in 2007.

This past year we were once again honored to be named by *Bank Director Magazine* as one of the top performing banks among the 150 largest banks and thrifts in the country. After two consecutive years of holding down the #3 spot in the rankings, this past year we moved up to #2. It is this level of consistency that validates our model of independent community banking and proves it can and does work. It has allowed us to build a strong core deposit franchise, a solid underwriting and credit culture and retain a very talented group of community bankers with strong management teams, engaged boards of directors and individuals who understand that their efforts and actions do make a difference. It also demonstrates that continued success can come from a franchise spread across rural Rocky Mountain communities if we stick to what we know and what we do best.

In 2007, this performance and success, unfortunately did not translate to the price of your stock. Last year financial stocks were one of the worst, if not the worst, performing sector in the market. As credit problems around the country mounted in the second half of the year, it was common to see bank stock prices decline 30, 40 and 50 percent for the year. Not since 1990 has the banking industry experienced this magnitude of reduction in shareholder value. Although not impacted to the same extent as other financial institutions, our own stock price was not spared the wrath of the market and ended the year 23% lower. The market was indiscriminate among financial stocks as virtually no bank was spared the impact of a drop in valuation regardless of the strength of their balance sheet or the level of their performance.

At the beginning of 2007 we were bracing for what we expected to be a challenging operating environment for banks. It appeared that after six solid years of double-digit earnings and asset growth for your Company, things were going to be different; asset growth was sure to be slower, credit quality could not get any better and competitive forces would continue to put pressure on loan and deposit pricing. These obstacles would make it difficult to perform at the same level as in the past, but optimism prevailed and we were hopeful that 2007 would be another very good year for Glacier Bancorp.

However, we could never have imagined just how difficult 2007 would be for banks and other financial institutions. By mid-year, a problem initially contained to the subprime mortgage market had quickly spread to other financial sectors, causing a major credit and liquidity crisis with damaging consequences. Debt markets seized up and equity markets experienced increased volatility. The nation's housing market was thrust into one of its worst downturns since the post World War II period; securities in the form of commercial paper, mortgage backed securities, Collateral Debt

Obligations (CDOs) and Structured Investment Vehicles (SIVs) to name a few, came under increased stress.

Not since 1991 had banks suffered the level of credit losses and write downs as those experienced in the second half of last year. Banks were forced to build loan loss reserves during a time when many were already feeling the strain of lower net interest margins and reduced fee income. This put enormous strain on bank earnings and consequently their stock price.

Fortunately last year we were able to avoid many of the pitfalls that plagued others in this industry. We at no time originated any type of subprime mortgage loans, either for our portfolio or for sale to investors. Nor did we buy securities that were collateralized with subprime mortgages. The investment portfolio consists of well seasoned securities and is absent any type of non-traditional investment product. We did not purchase loans from outside the Company, nor did we originate loans from outside our existing geographic footprint. For the most part real estate values have held up well in the states where we conduct business. In fact, at December 31, 2007, the five states where we have a presence ranked among the top twelve states in the country for home price appreciation. By avoiding these products and activities in the past does not mean that we will be immune from asset quality or credit concerns in the future, but it has contained the types of problems our banks will have to work through.

Nevertheless, we believe there are three specific concerns facing us as we move forward. Managing the quality of our loan portfolio will continue to be one of our greatest challenges. The next challenge will be maintaining our net interest margin at a reasonable level as interest rates continue to move lower. Finally, finding new ways to grow the Company organically absent a favorable market for acquisitions will be a real test in this environment.

The quality of a bank's asset base continues to be the pivotal concern among management teams, regulators and investors. Through the end of 2007 our loan portfolio held up remarkably well. Non- performing assets (NPAs), which consist of all loans on non accrual and those past due greater than 90 days, along with net charge offs (NCOs) did increase slightly, but in amounts that remained very manageable. Our lenders and credit officers have done an excellent job of administering and controlling these credit issues. Nonetheless, with a housing market that continues to slow, consumers struggling with increased levels of debt, and businesses beginning to feel the effects of a softening economy, we fully expect to have to contend with and manage additional credit problems this year.

Toward the end of last year we did begin to see an increase in loans delinquent less than 90 days and breaking them down by loan type, are more concentrated in the residential construction area. Certainly we could see further increases in delinquent loans and NPAs especially if housing continues to struggle. However, unless the gravity of the construction and housing industry gets significantly worse, we feel reasonably confident of our ability to work through these credit issues. As recently as 2001–2003 our delinquency rate and NPAs were at levels more than two times where they are currently. However, only once in our history did the level of our NCOs exceed 20 basis points (26 basis points in 2002) which, by any historical standard for banks, is a very low level of charge offs. It will be imperative that our banks be diligent and work hard to keep loans current and delinquencies contained. This will not happen by chance, but managing and controlling credit risk is something this Company takes very seriously and we are committed to do everything in our power to keep credit quality in check.

Glacier Bancorp has other unique characteristics that in the past have kept our asset quality strong. First, our banking model of eleven independent community banks, each with its own loan committee, chief credit officer and board of directors, provides oversight to the lending function at a local level. In addition we engage an external consulting firm to perform a credit review analysis on each of our banks annually. Next, the loan portfolio is diversified among five states and over thirty markets. Not only is the mix of our loan portfolio geographically dispersed, but it is stratified among a much larger group of customers, reducing the likelihood of market or customer concentrations. All of our banks underwrite their loans to the same set of conservative lending standards and policy guidelines upon which we refuse to compromise. Finally, we have been very fortunate to operate in states with sound economies, very low unemployment rates and real estate values that have held up better than most other areas. Hopefully, these characteristics will allow us to maintain the same level of sound credit quality through this next year.

Yet, there are no assurances of how this current credit crisis will play out. Some expect it could get worse before it gets better. With this high degree of uncertainty surrounding the current credit environment, capital has once again become very important. Because a bank still has the discretion to build its capital base, your Company has chosen to do just that. Glacier Bancorp's capital ratios are now at their highest point in years. Combining our capital and reserves for loan loss will provide added balance sheet strength giving us further assurance we have the resources to make it through these uncertain times.

One real bright spot for us last year was the net interest margin. As the banking industry as a whole struggled with further contraction of the margin, our net interest margin expanded during the course of the year finishing at 4.50%, an increase from 4.44% the prior year. Consistently throughout each quarter our margin improved. A higher net interest margin, in conjunction with an expanding earning asset base, helped produce a 16% increase in net interest income, the same compounded annual growth rate we have achieved the past five years. This consistency in the growth of net interest income is especially important for our community banks due to the fact that so much of the overall revenue stream is dependent on spread income.

It is difficult to predict the future direction of our margin. The current challenges include an interest rate environment which is declining rapidly due to unprecedented Federal Reserve rate cuts, funding costs at both the retail and wholesale levels remaining stubbornly high, and a slowdown in commercial and residential construction lending reducing the yield of our loan portfolio. During the past three years we have also drawn down our investment portfolio and redeployed the cash flow into higher yielding loans. By the end of the first quarter of 2008, we expect this draw down to end and any future cash flows from investment securities will be reinvested back into lower yielding securities. Collectively these hurdles will make it difficult to expand the margin going forward. Instead, our main focus will be to maintain the net interest margin at or near its current level and avoid an abrupt decline. If this can be achieved and the banks produce solid earning asset growth, we would expect further increases to net interest income which in turn would help maintain our earnings momentum.

Growing our earning asset base in 2008, however, will be a much greater challenge than our banks have faced the past five years. Although loan growth was a very respectable 12% last year, our projections are for that pace to slow this year. In addition, last year M & A (merger and acquisition) activity slowed dramatically especially in the second half of the year. We had the good fortune of adding North Side State Bank of Rock Springs, Wyoming to the Company in a transaction we closed in May. However, the expectation is to not see any quick turn around in M & A volume, at least in the first half of 2008.

For us to entertain additional M & A deals, four things will have to take place. First, our stock price, which has traditionally been used as the currency to purchase other banks, must rebound from its current level. Second, the trust preferred security market, which dried up last August, must again open up and avail itself as a source of cash to help fund acquisitions and provide additional regulatory capital. Third, sellers' expectations must become aligned with the realities of current market conditions and become more realistic in the price they require. Finally, the quality of a seller's loan portfolio will be extremely important. In this current environment, we do not want to take on additional risk by purchasing another bank's credit problems. There would need to be an assurance that the credit quality of a potential acquisition target would align with our credit culture and meet the standards we have established.

That is not to say there are not other forces at play to move banks to the negotiation table. Issues such as the age of management and directors, lack of succession, regulatory compliance and a need for greater resources and capital still exist as compelling reasons for a seller to consider. However, often times they are trumped by the desire for a high price. Until there is a change in the seller's perspective, it would be difficult for us or most other banks to justify putting a transaction together.

There will, however, come a time when M & A activity will rebound. When that day arrives, we plan to have the capital and resources to take advantage of strategic alliances that make sense and improve the Company. The board of Glacier Bancorp during the past six months has spent a great deal of time analyzing the best use of our capital to assure it is managed wisely. We continue to strive for at least 10% growth in the Company's cash dividend each year and last year we once again attained that goal by increasing the dividend by 11%. Discussions have also centered on the possibility of implementing a stock repurchase plan, using various other leverage strategies, both organic and by acquisition, or just allowing our capital to grow and provide a healthy cushion in hopes that the future will present greater opportunities than currently now exist. Although nothing is cast in stone, we are comfortable assuming a higher capital base in the near term in order to have more flexibility in the future and to withstand any unexpected problems that might occur.

A smooth sea never made a skilled mariner. This was especially true during last year's data and system conversions. They were difficult and not without their share of problems. However, the staffs at both the holding company and the banks fought through these tough and demanding projects and there is no doubt they will make us more productive and proficient going forward. Additionally, over the past two years we opened and refurbished more new and existing office facilities than ever before. This added cost was necessary, but it did negatively impact our performance. As each day goes by these new offices become less of a drag on our earnings and will enhance the future growth and results of our banks. Operationally we took on some enormous and complex tasks last year, but we also made some significant headway which we believe should position us well in 2008 and beyond.

We begin 2008 with cautious optimism, recognizing there are a number of obstacles and barriers present. Housing remains the main wildcard for us and if sales remain soft and real estate values continue to slide, this optimism might be misguided. However, to date we have not noticed appreciable changes in real estate valuations and the current interest rate environment is still favorable. This next year we will not be burdened with system and data conversions. More of our time and effort can be utilized completing some exciting new projects that were set on the back burner last year. Our strong capital will allow us to take advantage of opportunities without relying on outside resources. Finally, we believe our independent community banking model continues to be very attractive to a number of other banks as a potential partner. Only time will determine how all this plays out, nevertheless we like our current position.

This past year Jim Strosahl and Bill Bouchee retired after over forty years each in the banking industry. Jim spent the last 14 years of his banking career with us, the last 10 years as Chief Operations Officer and Chief Financial Officer. I could not have asked for a better partner and friend. His quiet and unassuming demeanor camouflaged one of the best banking minds I have ever had the privilege of knowing. He had an uncanny knack of breaking down the most complex issues to a simple and understandable form. He would never say much but when he did, it was worth listening to and paying attention. We would like to wish Jim and his wife Phyllis a long and healthy retirement and thank both of them for all they did for Glacier Bancorp.

Bill Bouchee spent the past 12 years of his career as the President and Chief Executive Officer of First Security Bank in Missoula, Montana, a subsidiary of Glacier Bancorp. He also spent 10 years as a director of our holding company. Throughout his illustrious career, there was probably no more recognized and respected banker in the state of Montana. During good times and bad, Bill consistently demonstrated the ability to guide his bank to top level performance. He surrounded himself with some very talented bankers and then provided the leadership that together produced some remarkable results. We would like to wish Bill and his wife Phyllis a wonderful and enjoyable retirement. We are grateful to the both of you for helping to make Glacier Bancorp the Company it is today.

I once again would like to thank our entire staff for the remarkable job they did this past year. To our directors, your guidance and advice has been immeasurable. And to you, our shareholders, thanks for your continued loyalty during one of the most challenging years we have experienced in our time as a public company.

2007 in many ways was a very tough year. However, tough times never last, but tough people do and we have some of the toughest, hard working and dedicated people in the business. I expect no matter how adverse the situation, they will always find a way to rise above and succeed. It is because of this caliber of people that you, our shareholders, can have confidence that we will continue to thrive and prosper. They are the catalyst that produced these extraordinary results last year and I am sure for years to come.

Sincerely,



Michael J. Blodnick
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE 000-18911

GLACIER BANCORP, INC.

MONTANA	81-0519541
(State of Incorporation)	(IRS Employer Identification Number)

49 Commons Loop, Kalispell, MT 59901
(Address of Principal Office)

Registrant's telephone number, including area code: (406) 756-4200

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. _X_ Yes __No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. __Yes _X_No

Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. _X_ Yes __ No

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined by Exchange Act Rule 12b-2). _X_ Large accelerated filer ____ Accelerated filer ____ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ___ Yes _X_ No

The aggregate market value of the voting common equity held by non-affiliates of the Registrant at June 29, 2007 (the last business day of the most recent second quarter), was $1,045,878,258 (based on the average bid and ask price as quoted on the NASDAQ Global Select Market at the close of business on that date).

As of February 11, 2008, there were issued and outstanding 53,888,926 shares of the Registrant's common stock. No preferred shares are issued or outstanding.

Document Incorporated by Reference
Portions of the 2008 Annual Meeting Proxy Statement dated March 28, 2008 are incorporated by reference into Part III of this Form 10-K.

GLACIER BANCORP, INC.
FORM 10-K ANNUAL REPORT
For the year ended December 31, 2007

TABLE OF CONTENTS

PART I.

This Annual Report and Form 10-K may be deemed to include forward looking statements, which management believes are a benefit to shareholders. These forward looking statements describe management's expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's style of banking and the strength of the local economy. The words "will," "believe," "expect," "should," and "anticipate" and words of similar construction are intended in part to help identify forward looking statements. Future events are difficult to predict, and the expectations described above are subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in the Company's filings with the SEC, factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) local, regional and national economic conditions are less favorable than expected or have a more direct and pronounced effect on the Company than expected and adversely affect the Company's ability to continue its strategy to grow its business through internal growth complimented by selective acquisitions at historical rates and maintain the quality of its earning assets; (2) changes in interest rates reduce interest margins more than expected and negatively affect funding sources; (3) deterioration of credit quality that could, among other things, increase defaults and delinquency risks in the loan portfolio; (4) a continued decline in the real estate market and other factors listed under Risk Factors in Item 1A could affect the Company's financial performance and could cause actual results for future periods to differ materially from those anticipated; (5) projected business increases following strategic expansion or opening or acquiring new branches are lower than expected; (6) costs or difficulties related to the integration of acquisitions are greater than expected; (7) competitive pressure among financial institutions increases significantly; (8) legislation or regulatory requirements or changes adversely affect the businesses in which the Company is engaged; and (9) the Company's ability to realize the efficiencies it expects to receive from its investments in personnel and infrastructure.

Item 1. Business

GENERAL DEVELOPMENT OF BUSINESS

Glacier Bancorp, Inc. headquartered in Kalispell, Montana (the "Company"), is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990. The Company is a regional multi-bank holding company providing commercial banking services from 94 banking offices in Montana, Idaho, Wyoming, Utah and Washington. The Company offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer, and real estate loans, mortgage origination services, and retail brokerage services. The Company serves individuals, small to medium-sized businesses, community organizations and public entities.

Subsidiaries

The Company is the parent holding company of the following fifteen subsidiaries which consists of eleven bank subsidiaries and four trust subsidiaries. The trust subsidiaries are not consolidated for financial statement purposes.

Bank Subsidiaries

Montana
Glacier Bank ("Glacier")
First Security Bank of Missoula ("First Security")
Western Security Bank ("Western")
Big Sky Western Bank ("Big Sky")
Valley Bank of Helena ("Valley")
Glacier Bank of Whitefish ("Whitefish")
First Bank of Montana ("First Bank-MT")

Idaho
Mountain West Bank ("Mountain West")
Citizens Community Bank ("Citizens")

Wyoming
1st Bank ("1st Bank")

Utah
First National Bank of Morgan ("Morgan")

Trust Subsidiaries
Glacier Capital Trust II ("Glacier Trust II")
Glacier Capital Trust III ("Glacier Trust III")
Glacier Capital Trust IV ("Glacier Trust IV")
Citizens (ID) Statutory Trust I ("Citizens Trust I")

The Company formed or acquired Glacier Trust IV, Glacier Trust III, Citizens Trust I, and Glacier Trust II as financing subsidiaries on August 15, 2006, January 31, 2006, April 1, 2005, and March 24, 2004, respectively. The trusts issued preferred securities that entitle the shareholder to receive cumulative cash distributions from payments on Subordinated Debentures of the Company. For additional information regarding the Subordinated Debentures, see Note 10 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data."

The Company provides full service brokerage services (selling products such as stocks, bonds, mutual funds, limited partnerships, annuities and other insurance products) through Raymond James Financial Services, a non-affiliated company. The Company shares in the commissions generated, without devoting significant management and staff time to this portion of the business.

Recent Acquisitions

The Company's strategy has been to profitably grow its business through internal growth and selective acquisitions. The Company continues to look for profitable expansion opportunities in existing markets and new markets in the Rocky Mountain states. During the last five years, the Company has completed the following acquisitions: On April 30, 2007, North Side State Bank in Rock Springs, Wyoming was acquired and became a branch of 1st Bank. On October 1, 2006, Citizens Development Company ("CDC") and its five banking subsidiaries located across Montana were acquired by the Company. On September 1, 2006, Morgan and its one branch office in Mountain Green, Utah was acquired. On October 31, 2005, First State Bank of Thompson Falls, Montana was acquired and its two branches were merged into First Security. On May 20, 2005, Zions National Bank branch office in Bonners Ferry, Idaho was acquired and became a branch of Mountain West. On April 1, 2005, Citizens Bank Holding Co. and its subsidiary bank Citizens Community Bank in Pocatello, Idaho were acquired. On February 28, 2005, First National Bank-West Co. and its subsidiary bank 1st Bank in Evanston, Wyoming were acquired.

FDIC, FHLB and FRB

The Federal Deposit Insurance Corporation ("FDIC") insures each subsidiary bank's deposit accounts. All subsidiary banks are members of the Federal Home Loan Bank ("FHLB") of Seattle, which is one of twelve banks which comprise the Federal Home Loan Bank System. All subsidiaries, with the exception of Mountain West and Citizens are members of the Federal Reserve Bank ("FRB").

Bank Locations at December 31, 2007

The following is a list of the Parent and subsidiary bank main office locations as of December 31, 2007. See "Item 2. Properties."

Glacier Bancorp, Inc.	49 Commons Loop, Kalispell, MT 59901	(406) 756-4200
Mountain West	125 Ironwood Drive, Coeur d'Alene, Idaho 83814	(208) 765-0284
Glacier	202 Main Street, Kalispell, MT 59901	(406) 756-4200
First Security	1704 Dearborn, Missoula, MT 59801	(406) 728-3115
Western	2812 1st Avenue North, Billings, MT 59101	(406) 371-8200
1st Bank	1001 Main Street, Evanston, WY 82930	(307) 789-3864
Big Sky	4150 Valley Commons, Bozeman, MT, 59718	(406) 587-2922
Valley	3030 North Montana Avenue, Helena, MT 59601	(406) 495-2400
Whitefish	319 East Second Street, Whitefish, MT 59937	(406) 751-4930
Citizens	280 South Arthur, Pocatello, ID 83204	(208) 232-5373
First Bank –MT	224 West Main, Lewistown, MT 59457	(406) 538-7471
Morgan	120 North State, Morgan, UT 84050	(801) 829-3402

FINANCIAL INFORMATION ABOUT SEGMENTS

The following abbreviated organizational chart illustrates the various existing parent and subsidiary relationships at December 31, 2007:


Glacier Bancorp, Inc.
(Parent Holding Company)
Mountain West Bank
(ID Commercial bank)
Glacier Bank
(MT Commercial bank)
First Security Bank
of Missoula
(MT Commercial bank)
Western Security Bank
(MT Commercial bank)
1st Bank
(WY Commercial bank)
Big Sky
Western Bank
(MT Commercial bank)
Valley Bank
of Helena
(MT Commercial bank)
Glacier Bank
of Whitefish
(MT Commercial bank)
Citizens Community Bank
(ID Commercial bank)
First Bank of Montana
(MT Commercial bank)
First National Bank
of Morgan
(UT Commercial bank)
Glacier Capital Trust II
Glacier Capital Trust III
Glacier Capital Trust IV
Citizens (ID) Statutory Trust I

The five subsidiaries acquired as result of the acquisition of CDC include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change for First Security, Western, and Glacier. On June 21, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank-MT. As a result of the CDC mergers into the Company subsidiaries, the financial reporting activity for the year ended December 31, 2006 has been reclassified to and included in the Company subsidiary into which each CDC bank was merged, unless otherwise noted.

For information regarding the holding company, as separate from the subsidiaries, see "Item 7 - Management's Discussion & Analysis" and Note 16 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data."

The business of the Company's banking subsidiaries (collectively referred to hereafter as the "Banks") consists primarily of attracting deposit accounts from the general public and originating commercial, residential, installment and other loans. The Banks' principal sources of revenue are interest on loans, loan origination fees, fees on deposit accounts and interest and dividends on investment securities. The principal sources of expenses are interest on deposits, FHLB advances, repurchase agreements, subordinated debentures, and other borrowings, as well as general and administrative expenses.

Business Segment Results

The Company evaluates segment performance internally based on individual banking subsidiaries, and thus the operating segments are so defined. The following schedule provides selected financial data for the Company's operating segments. Centrally provided services to the Banks are allocated based on estimated usage of those services. The operating segment identified as "Other" includes the Parent company, nonbank units, and eliminations of transactions between segments.

(Dollars in thousands)	Mountain West			Glacier			First Security		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Condensed Income Statements									
Net interest income	41,115	36,133	29,607	33,008	29,721	26,508	32,674	30,366	24,839
Noninterest income	19,861	16,442	15,812	11,540	10,203	9,136	6,844	5,351	3,990
Total revenues	60,976	52,575	45,419	44,548	39,924	35,644	39,518	35,717	28,829
Provision for loan losses	(2,225)	(1,500)	(1,897)	(1,400)	(900)	(1,500)	(1,100)	(600)	(630)
Core deposit intangible expense	(208)	(219)	(214)	(415)	(286)	(252)	(554)	(383)	(202)
Other noninterest expense	(36,745)	(31,057)	(26,006)	(20,805)	(18,061)	(16,016)	(17,295)	(15,149)	(11,141)
Pretax earnings	21,798	19,799	17,302	21,928	20,677	17,876	20,569	19,585	16,856
Income tax expense	(7,701)	(6,163)	(5,886)	(7,642)	(7,040)	(6,096)	(7,027)	(6,303)	(5,505)
Net income	14,097	13,636	11,416	14,286	13,637	11,780	13,542	13,282	11,351
Average Balance Sheet Data									
Total assets	966,955	843,438	706,711	842,306	752,013	678,782	812,554	761,947	641,311
Total loans	774,784	634,745	473,639	645,997	538,696	442,151	550,179	503,415	366,927
Total deposits	693,768	622,937	504,063	497,757	463,339	398,969	553,923	490,277	367,375
Stockholders' equity	109,378	89,651	74,357	92,962	77,044	67,513	107,503	91,023	63,231
End of Year Balance Sheet Data									
Total assets	1,038,294	918,985	779,538	903,440	801,792	731,468	792,882	829,796	769,094
Loans, net	836,426	701,390	544,429	708,208	598,609	462,761	548,682	537,382	453,814
Total deposits	666,330	693,323	558,280	473,594	491,361	424,739	533,260	547,711	476,253
Stockholders' equity	114,538	98,954	80,008	96,252	87,844	69,257	109,320	102,912	83,447
Performance Ratios									
Return on average assets	1.46%	1.62%	1.62%	1.70%	1.81%	1.74%	1.67%	1.74%	1.77%
Return on average equity	12.89%	15.21%	15.35%	15.37%	17.70%	17.45%	12.60%	14.59%	17.95%
Efficiency ratio	60.60%	59.49%	57.73%	47.63%	45.95%	45.64%	45.17%	43.49%	39.35%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	10.45%	10.39%	9.43%	10.75%	11.12%	11.76%	13.67%	13.58%	13.25%
Total risk-based capital ratio	11.67%	11.56%	10.63%	11.92%	12.27%	12.95%	14.92%	14.84%	14.50%
Leverage capital ratio	9.01%	8.52%	7.38%	9.62%	9.43%	9.34%	11.11%	10.47%	10.06%
Full time equivalent employees	354	304	268	221	198	189	181	162	166
Locations	30	25	22	14	15	11	12	13	11

(Dollars in thousands)	Western			1st Bank			Big Sky		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Condensed Income Statements									
Net interest income	19,069	16,299	14,522	16,861	11,525	8,179	12,610	12,054	11,540
Noninterest income	8,792	5,645	3,966	3,399	2,939	2,340	3,583	2,781	2,475
Total revenues	27,861	21,944	18,488	20,260	14,464	10,519	16,193	14,835	14,015
Provision for loan losses	-	-	-	(585)	(300)	(251)	(645)	(305)	(965)
Core deposit intangible expense	(675)	(329)	(224)	(531)	(408)	(371)	(23)	(23)	(26)
Other noninterest expense	(15,972)	(11,748)	(9,741)	(10,490)	(8,153)	(5,636)	(7,220)	(6,561)	(5,509)
Pretax earnings	11,214	9,867	8,523	8,654	5,603	4,261	8,305	7,946	7,515
Income tax expense	(4,129)	(1,797)	(2,488)	(3,157)	(2,358)	(1,401)	(3,144)	(2,703)	(2,819)
Net income	7,085	8,070	6,035	5,497	3,245	2,860	5,161	5,243	4,696
Average Balance Sheet Data									
Total assets	544,888	467,996	440,771	416,012	305,340	235,200	286,537	274,077	263,479
Total loans	322,845	274,394	224,213	207,429	133,541	85,723	239,919	216,530	195,547
Total deposits	373,682	297,780	222,765	333,524	237,589	189,723	215,784	201,930	164,687
Stockholders' equity	85,581	58,869	50,054	59,476	42,308	34,932	33,833	29,259	23,725
End of Year Balance Sheet Data									
Total assets	508,729	591,378	431,640	456,273	324,560	304,196	315,885	274,888	267,402
Loans, net	321,533	364,899	231,817	246,478	152,197	111,682	262,934	218,482	203,869
Total deposits	345,273	395,245	269,494	365,906	255,834	244,336	215,771	223,605	191,040
Stockholders' equity	83,226	82,764	49,458	67,003	43,911	41,577	35,406	31,282	26,581
Performance Ratios									
Return on average assets	1.30%	1.72%	1.37%	1.32%	1.06%	1.22%	1.80%	1.91%	1.78%
Return on average equity	8.28%	13.71%	12.06%	9.24%	7.67%	8.19%	15.25%	17.92%	19.79%
Efficiency ratio	59.75%	55.04%	53.90%	54.40%	59.19%	57.11%	44.73%	44.38%	39.49%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	14.22%	15.12%	14.97%	11.27%	10.24%	11.59%	11.04%	11.50%	10.10%
Total risk-based capital ratio	15.48%	16.39%	16.22%	12.50%	11.49%	12.85%	12.29%	12.75%	11.36%
Leverage capital ratio	11.18%	11.55%	10.36%	7.41%	6.50%	6.28%	11.17%	10.76%	9.24%
Full time equivalent employees	161	115	112	127	94	87	82	78	68
Locations	8	11	7	8	7	7	5	5	4

(Dollars in thousands)	Valley			Whitefish			Citizens		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Condensed Income Statements									
Net interest income	10,680	9,893	9,444	7,262	6,958	6,527	7,532	8,247	5,013
Noninterest income	4,655	3,938	3,509	1,933	1,654	1,916	2,550	2,161	1,902
Total revenues	15,335	13,831	12,953	9,195	8,612	8,443	10,082	10,408	6,915
Provision for loan losses	(405)	(485)	(375)	(180)	(180)	(300)	(75)	(900)	(105)
Core deposit intangible expense	(42)	(43)	(48)	-	-	-	(146)	(164)	(133)
Other noninterest expense	(8,222)	(7,649)	(6,787)	(4,426)	(4,003)	(3,428)	(6,102)	(5,898)	(4,052)
Pretax earnings	6,666	5,654	5,743	4,589	4,429	4,715	3,759	3,446	2,625
Income tax (expense) benefit	(1,955)	(1,626)	(1,783)	(1,652)	(1,476)	(1,698)	(1,403)	(1,507)	(1,022)
Net income	4,711	4,028	3,960	2,937	2,953	3,017	2,356	1,939	1,603
Average Balance Sheet Data									
Total assets	277,076	261,959	245,486	190,114	182,595	167,704	178,994	159,576	102,341
Total loans	191,494	167,735	135,394	151,708	138,884	115,030	134,353	130,232	78,831
Total deposits	189,547	185,475	160,948	113,112	125,640	90,212	137,861	120,464	80,939
Stockholders' equity	25,951	23,166	21,201	18,229	15,967	14,763	26,888	24,420	16,977
End of Year Balance Sheet Data									
Total assets	282,643	269,442	254,437	197,672	187,704	174,069	182,769	172,517	144,161
Loans, net	195,682	177,507	151,204	155,045	142,480	125,512	131,988	137,779	113,222
Total deposits	187,657	183,233	174,059	105,596	121,100	112,790	139,228	128,317	110,023
Stockholders' equity	27,323	24,247	21,809	18,995	16,918	14,847	27,808	25,549	23,029
Performance Ratios									
Return on average assets	1.70%	1.54%	1.61%	1.54%	1.62%	1.80%	1.32%	1.22%	1.57%
Return on average equity	18.15%	17.39%	18.68%	16.11%	18.49%	20.44%	8.76%	7.94%	9.44%
Efficiency ratio	53.89%	55.61%	52.77%	48.13%	46.48%	40.60%	61.97%	58.24%	60.52%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	11.68%	11.21%	11.56%	10.96%	11.50%	10.06%	11.92%	10.53%	10.35%
Total risk-based capital ratio	12.93%	12.46%	12.79%	12.12%	12.75%	11.21%	13.17%	11.78%	11.60%
Leverage capital ratio	9.03%	8.14%	8.00%	9.63%	8.97%	8.44%	10.10%	9.81%	9.51%
Full time equivalent employees	80	77	71	53	43	40	61	55	51
Locations	6	6	6	2	2	2	5	5	5

(Dollars in thousands)	First Bank - MT			Morgan			Other		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Condensed Income Statements									
Net interest income	6,308	1,580	-	3,274	1,090	-	(6,924)	(5,578)	(6,172)
Noninterest income	736	200	-	813	318	-	112	210	(420)
Total revenues	7,044	1,780	-	4,087	1,408	-	(6,812)	(5,368)	(6,592)
Provision for loan losses	(20)	-	-	(45)	(22)	-	-	-	-
Core deposit intangible expense	(451)	(115)	-	(157)	(54)	-	-	-	-
Other noninterest expense	(3,426)	(691)	-	(2,525)	(651)	-	(1,487)	(905)	(1,140)
Pretax earnings	3,147	974	-	1,360	681	-	(8,299)	(6,273)	(7,732)
Income tax (expense) benefit	(1,395)	(334)	-	(325)	(248)	-	4,443	298	3,387
Net income	1,752	640	-	1,035	433	-	(3,856)	(5,975)	(4,345)
Average Balance Sheet Data									
Total assets	142,401	36,768	-	94,437	31,734	-	(146,192)	(62,355)	(30,122)
Total loans	98,402	23,860	-	47,972	15,028	-	(4,755)	(4,535)	(3,414)
Total deposits	107,491	29,487	-	72,776	24,729	-	(23,470)	(20,017)	(19,747)
Stockholders' equity	26,557	6,202	-	20,466	6,873	-	(110,431)	(82,687)	(69,429)
End of Year Balance Sheet Data									
Total assets	149,483	148,097	-	95,054	95,991	-	(105,794)	(143,852)	(147,030)
Loans, net	98,897	90,595	-	52,322	45,302	-	(1,073)	(1,098)	(1,123)
Total deposits	113,692	116,512	-	73,375	75,348	-	(35,204)	(24,056)	(26,302)
Stockholders' equity	26,941	25,766	-	20,520	20,308	-	(98,756)	(104,312)	(76,774)
Performance Ratios									
Return on average assets	1.23%	1.74%	0.00%	1.10%	1.36%	0.00%			
Return on average equity	6.60%	10.32%	0.00%	5.06%	6.30%	0.00%			
Efficiency ratio	55.04%	45.28%	0.00%	65.62%	50.07%	0.00%			
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	10.79%	10.88%	0.00%	14.10%	15.63%	0.00%			
Total risk-based capital ratio	12.04%	12.14%	0.00%	15.35%	16.88%	0.00%			
Leverage capital ratio	9.26%	9.01%	0.00%	10.41%	10.29%	0.00%			
Full time equivalent employees	35	122	0	26	23	0	99	85	73
Locations	2	2	0	2	2	0			

(Dollars in thousands)	Consolidation		
	2007	2006	2005
Condensed Income Statements			
Net interest income	183,469	158,288	130,007
Noninterest income	64,818	51,842	44,626
Total revenues	248,287	210,130	174,633
Provision for loan losses	(6,680)	(5,192)	(6,023)
Core deposit intangible expense	(3,202)	(2,024)	(1,470)
Other noninterest expense	(134,715)	(110,526)	(89,456)
Pretax earnings	103,690	92,388	77,684
Income tax (expense) benefit	(35,087)	(31,257)	(25,311)
Net income	68,603	61,131	52,373
Average Balance Sheet Data			
Total assets	4,606,082	4,015,088	3,451,663
Total loans	3,360,327	2,772,525	2,114,041
Total deposits	3,265,755	2,779,630	2,159,934
Stockholders' equity	496,393	382,095	297,324
End of Year Balance Sheet Data			
Total assets	4,817,330	4,471,298	3,708,975
Loans, net	3,557,122	3,165,524	2,397,187
Total deposits	3,184,478	3,207,533	2,534,712
Stockholders' equity	528,576	456,143	333,239
Performance Ratios			
Return on average assets	1.49%	1.52%	1.52%
Return on average equity	13.82%	16.00%	17.62%
Efficiency ratio	55.55%	53.56%	52.07%
Regulatory Capital Ratios & Other			
Tier I risk-based capital ratio	12.17%	12.10%	12.00%
Total risk-based capital ratio	13.42%	13.35%	13.26%
Leverage capital ratio	10.48%	9.77%	9.17%
Full time equivalent employees	1480	1356	1125
Locations	94	93	75

Internet Access

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website (www.glacierbancorp.com) as soon as reasonably practicable after the Company has filed the material with, or furnished it to, the Securities and Exchange Commission ("SEC"). Copies can also be obtained by accessing the SEC's website (www.sec.gov).

Market Area

The Company has 94 locations, of which 9 are loan/admin offices, in thirty-one counties within five states including Montana, Idaho, Wyoming, Utah, and Washington. The Company has forty-six offices that serve northwest and west central Montana. In Idaho, there are twenty-two locations serving southeast, northern and south central Idaho. In Wyoming, there are eight locations concentrated in southwest Wyoming. In Utah there are four locations. In Washington, there are three locations.

The market area's economic base primarily focuses on tourism, construction, manufacturing, service industry, and health care. The tourism industry is highly influenced by two national parks, several ski resorts, large lakes, and rural scenic areas. Construction results from the high population growth that has occurred in the market areas, in particular Idaho and western Montana.

Competition
Based on the FDIC summary of deposits survey as of June 30, 2007, the Company has approximately 20 percent of the total FDIC insured deposits in the thirteen counties that it services in Montana. In Idaho, the Company has approximately 6 percent of the deposits in the nine counties that it services. In Wyoming, 1st Bank has 25 percent of the deposits in the three counties it services. In Utah, the Company has 13 percent of the deposits in the three counties it services. In Washington, Mountain West has 61 percent of the deposits in Pend Oreille County.

There are a large number of depository institutions including savings banks, commercial banks, and credit unions in the counties in which the Company has offices. The Banks, like other depository institutions, are operating in a rapidly changing environment. Non-depository financial service institutions, primarily in the securities and insurance industries, have become competitors for retail savings and investment funds. Mortgage banking/brokerage firms are actively competing for residential mortgage business. In addition to offering competitive interest rates, the principal methods used by banking institutions to attract deposits include the offering of a variety of services including on-line banking and convenient office locations and business hours. The primary factors in competing for loans are interest rates and rate adjustment provisions, loan maturities, loan fees, and the quality of service to borrowers and brokers.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

Average Balance Sheet

The following three-year schedule provides (i) the total dollar amount of interest and dividend income of the Company for earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest and dividend income; (iv) interest rate spread; and (v) net interest margin.

AVERAGE BALANCE SHEET (Dollars in Thousands)	For the year ended 12-31-07			For the year ended 12-31-06			For the year ended 12-31-05		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
ASSETS									
Residential First Mortgage	$ 798,841	59,664	7.47%	$ 702,530	52,219	7.43%	$ 508,105	34,506	6.79%
Commercial Loans	1,957,252	157,644	8.05%	1,550,481	119,215	7.69%	1,188,925	81,359	6.84%
Consumer and Other Loans	604,234	48,105	7.96%	519,514	40,284	7.75%	417,011	28,696	6.88%
Total Loans	3,360,327	265,413	7.90%	2,772,525	211,718	7.64%	2,114,041	144,561	6.84%
Tax-exempt Investment Securities (1)	272,042	13,427	4.94%	282,883	13,901	4.91%	283,031	13,867	4.90%
Taxable Investment Securities	574,913	25,920	4.51%	652,176	27,707	4.25%	806,143	31,557	3.91%
Total Earning Assets	4,207,282	304,760	7.24%	3,707,584	253,326	6.83%	3,203,215	189,985	5.93%
Goodwill and Intangibles	149,934			102,789			73,640		
Non-Earning Assets	248,866			204,715			174,808		
TOTAL ASSETS	$ 4,606,082			$ 4,015,088			$ 3,451,663		
LIABILITIES									
NOW Accounts	$ 461,341	4,708	1.02%	$ 389,042	2,976	0.77%	$ 317,334	889	0.28%
Savings Accounts	268,175	2,679	1.00%	243,333	2,336	0.96%	209,004	1,130	0.54%
Money Market Demand Accounts	754,995	27,248	3.61%	584,467	18,043	3.09%	483,423	7,552	1.56%
Certificate Accounts	1,000,797	46,824	4.68%	860,092	34,792	4.05%	567,818	16,134	2.84%
Advances from FHLB	382,243	18,897	4.94%	487,112	20,460	4.20%	673,904	21,489	3.19%
Securities Sold Under agreements to Repurchase and Other Borrowed Funds	412,237	20,935	5.08%	329,787	16,431	4.98%	287,991	12,784	4.44%
Total Interest Bearing Liabilities	3,279,788	121,291	3.70%	2,893,833	95,038	3.28%	2,539,474	59,978	2.36%
Non-interest Bearing Deposits	781,447			702,696			582,355		
Other Liabilities	48,454			36,464			32,510		
Total Liabilities	4,109,689			3,632,993			3,154,339		
STOCKHOLDERS' EQUITY									
Common Stock	532			497			469		
Paid-In Capital	361,003			291,015			239,907		
Retained Earnings	132,352			90,624			53,062		
Accumulated Other Comprehensive Income (Loss)	2,506			(41)			3,886		
Total Stockholders' Equity	496,393			382,095			297,324		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,606,082			$ 4,015,088			$ 3,451,663		
Net Interest Income		$ 183,469			$ 158,288			$ 130,007	
Net Interest Spread			3.54%			3.55%			3.57%
Net Interest Margin			4.36%			4.27%			4.06%
Net Interest Margin (Tax Equivalent)			4.50%			4.44%			4.25%
Return on Average Assets (2)			1.49%			1.52%			1.52%
Return on Average Equity (3)			13.82%			16.00%			17.62%

(1) Without tax effect on non-taxable securities income of 5,944, 6,154 and 6,189 for the years ended December 31, 2007, 2006, and 2005, respectively.

(2) Net income divided by average total assets

(3) Net income divided by average equity

Rate/Volume Analysis
Net interest income can be evaluated from the perspective of relative dollars of change in each period. Interest income and interest expense, which are the components of net interest income, are shown in the following table on the basis of the amount of any increases (or decreases) attributable to changes in the dollar levels of the Company's interest-earning assets and interest-bearing liabilities ("Volume") and the yields earned and rates paid on such assets and liabilities ("Rate"). The change in interest income and interest expense attributable to changes in both volume and rates has been allocated proportionately to the change due to volume and the change due to rate.

(dollars in thousands)	Years Ended December 31, 2007 vs. 2006			Years Ended December 31, 2006 vs. 2005		
	Increase (Decrease) due to:			Increase (Decrease) due to:		
Interest Income	Volume	Rate	Net	Volume	Rate	Net
Real Estate Loans	$ 7,159	$ 286	$ 7,445	$ 13,203	$ 4,510	$ 17,713
Commercial Loans	31,276	7,153	38,429	24,742	13,114	37,856
Consumer and Other Loans	6,570	1,251	7,821	7,054	4,534	11,588
Investment Securities	(3,920)	1,659	(2,261)	(6,428)	2,612	(3,816)
Total Interest Income	41,085	10,349	51,434	38,571	24,770	63,341
Interest Expense						
NOW Accounts	553	1,179	1,732	201	1,886	2,087
Savings Accounts	238	105	343	186	1,019	1,205
Money Market Accounts	5,264	3,941	9,205	1,578	8,912	10,490
Certificate Accounts	5,692	6,340	12,032	8,305	10,355	18,660
FHLB Advances	(4,405)	2,842	(1,563)	(5,956)	4,927	(1,029)
Other Borrowings and Repurchase Agreements	4,109	395	4,504	1,854	1,793	3,647
Total Interest Expense	11,451	14,802	26,253	6,168	28,892	35,060
Net Interest Income	$ 29,634	$ (4,453)	$ 25,181	$ 32,403	$ (4,122)	$ 28,281

Net interest income increased $25 million in 2007 over 2006. The increase was primarily due to increases in loan volumes and loan rates which combined outpaced the increase in deposit and borrowing rates. For additional information see "Item 7 - Management's Discussion and Analysis".

INVESTMENT ACTIVITIES

It has generally been the Company's policy to maintain a liquid portfolio only slightly above policy limits because higher yields can generally be obtained from loan originations than from short-term deposits and investment securities.

Liquidity levels may be increased or decreased depending upon yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future.

The Company's investment securities are generally classified as available for sale and are carried at estimated fair value with unrealized gains or losses, net of tax, reflected as an adjustment to stockholders' equity.

The Company uses the federal statutory rate of 35 percent in calculating its tax equivalent yield. Approximately $270 million of the investment portfolio is comprised of tax exempt investments which is a decrease of $24 million from the prior year.

For information about the Company's equity investment in the stock of the FHLB of Seattle, see "Sources of Funds – Advances and Other Borrowings".

For additional information, see "Item 7 - Management's Discussion & Analysis" and Note 3 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

LENDING ACTIVITY

General

The Banks focus their lending activity primarily on several types of loans: 1) first-mortgage, conventional loans secured by residential properties, particularly single-family, 2) installment lending for consumer purposes (e.g., auto, home equity, etc.), and 3) commercial lending that concentrates on targeted businesses. "Item 7 - Management's Discussion & Analysis" and Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" contain more information about the loan portfolio.

Loan Portfolio Composition

The following table summarizes the Company's loan portfolio:

(dollars in thousands) TYPE OF LOAN	At 12/31/2007		At 12/31/2006		At 12/31/2005		At 12/31/2004		At 12/31/2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
Residential first mortgage	$689,238	19.38%	$758,921	23.97%	$589,260	24.58%	$382,750	22.49%	$305,372	21.35%
Held for sale	$40,123	1.13%	$35,135	1.11%	$22,540	0.94%	$14,476	0.85%	$16,973	1.19%
Total	$729,361	20.51%	$794,056	25.08%	$611,800	25.52%	$397,226	23.34%	$322,345	22.54%
Commercial Loans:										
Real estate	$1,617,076	45.46%	$1,165,617	36.83%	$935,460	39.02%	$639,732	37.60%	$483,684	33.82%
Other commercial	$636,351	17.89%	$691,667	21.85%	$425,236	17.74%	$353,305	20.76%	$359,030	25.10%
Total	$2,253,427	63.35%	$1,857,284	58.68%	$1,360,696	56.76%	$993,037	58.36%	$842,714	58.92%
Consumer and Other Loans:										
Consumer	$206,724	5.81%	$218,640	6.91%	$175,503	7.32%	$95,663	5.62%	$95,739	6.69%
Home equity	$432,217	12.15%	$356,477	11.26%	$295,992	12.35%	$248,684	14.61%	$199,693	13.96%
Total	$638,941	17.96%	$575,117	18.17%	$471,495	19.67%	$344,347	20.23%	$295,432	20.65%
Net deferred loan fees, premiums and discounts	($10,194)	-0.29%	($11,674)	-0.37%	($8,149)	-0.34%	($6,313)	-0.37%	($6,136)	-0.43%
Allowance for loan and lease losses	($54,413)	-1.53%	($49,259)	-1.56%	($38,655)	-1.61%	($26,492)	-1.56%	($23,990)	-1.68%
Loans Receivable, Net	$3,557,122	100.00%	$3,165,524	100.00%	$2,397,187	100.00%	$1,701,805	100.00%	$1,430,365	100.00%

Loan Portfolio Maturities or Repricing Term

The stated maturities or first repricing term (if applicable) for the loan portfolio at December 31, 2007 was as follows:

(dollars in thousands)		Real Estate	Commercial	Consumer	Totals
Variable Rate Maturing or Repricing in:					
One year or less	$	236,701	892,892	199,675	1,329,268
One to five years		109,228	533,225	57,080	699,533
Thereafter		5,072	50,703	122	55,897
Fixed Rate Maturing or Repricing in:					
One year or less		211,959	362,179	139,735	713,873
One to five years		127,934	335,226	230,441	693,601
Thereafter		38,467	79,202	11,888	129,557
Totals	$	729,361	2,253,427	638,941	3,621,729

Real Estate Lending

The Company's lending activities consist of the origination of both construction and permanent loans on residential and commercial real estate. The Company actively solicits real estate loan applications from real estate brokers, contractors, existing customers, customer referrals, and walk-ins to their offices. The Company's lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 90 percent of the lesser of the appraised value or purchase price or above 90 percent of the loan if insured by a private mortgage insurance company. The Company also provides interim construction financing for single-family dwellings. These loans are generally supported by a term take out commitment. The Company also makes lot acquisition loans to borrowers who intend to construct their primary residence on the respective lot. These loans are generally for a term of three to five years and are secured by the developed lot.

Land Acquisition and Development Loans

Where real estate market conditions warrant, the Company makes land acquisition and development loans on properties intended for residential and commercial use. These loans are generally made for a term of 18 months to two years and secured by the developed property with a loan-to-value not to exceed the lesser of 75 percent of cost or 65 percent of resale appraisal value upon completion of the improvements. The loans are made to borrowers with real estate development experience and appropriate financial strength. Generally it is required a certain percentage of the development be pre-sold or that construction and term take out commitments are in place prior to funding the loan.

The combined total of lot acquisition loans to borrowers who intend to construct a primary residence on the lot, and other construction and land acquisition and development loans is $1,020 million and represents 28.3 percent of the total loans as of December 31, 2007. The December 31, 2006 total was $789 million, or 24.5 percent of total loans. Increases incurred in each subsidiary with the largest amounts outstanding centered in the high growth areas of Western Montana, and Couer d'Alene, Sandpoint, and Boise Idaho. The geographic dispersion, in addition to the normal credit standards described in the above paragraphs, further mitigates the risk of loss in this portfolio.

Residential Builder Guidance Lines

For borrowers located in strong real estate markets, the Company provides Builder Guidance Lines that are comprised of pre-sold and spec-home construction and lot acquisition loans. The spec-home construction and lot acquisition loans are limited to a set number and maximum amount. Generally the individual loans will not exceed a one year maturity. The homes under construction are inspected on a regular basis and advances made on a percentage of completion basis.

Commercial Real Estate Loans

Loans are made to purchase, construct and finance commercial real estate properties. These loans are generally made to borrowers who own and will occupy the property. Loans to finance investment or income properties are made, but require additional equity and a higher debt service coverage margin commensurate with the specific property and projected income.

Consumer Lending

The majority of consumer loans are secured by real estate, automobiles, or other assets. The Banks intend to continue making such loans because of their short-term nature, generally between three months and five years. Moreover, interest rates on consumer loans are generally higher than on mortgage loans. The Banks also originate second mortgage and home equity loans, especially to its existing customers in instances where the first and second mortgage loans are less than 80 percent of the current appraised value of the property.

Credit Risk Management

The Company's credit risk management includes stringent credit policies, individual loan approval limits and committee approval of larger loan requests. Management practices also includes regular internal and external credit examinations, management review of loans experiencing deterioration of credit quality, quarterly monitoring of all spec home loans, semi-annual review of loans by industry and periodic interest rate shock testing.

Loan Approval Limits

Individual loan approval limits have been established for each lender based on the loan types and experience of the individual. Each subsidiary bank has an Officer Loan Committee consisting of senior lenders and members of senior management. The Officer Loan Committee for each bank has approval authority up to its respective Bank's Board of Directors loan approval authority. The Banks' Board of Directors approval authority is $2,000,000 at Morgan, 1st Bank, First Bank-MT, Big Sky, Citizens, and Valley and $3,500,000 at First Security, Glacier, Whitefish, Mountain West and Western. Loans over these limits up to $10,000,000 are subject to approval by the Executive Loan Committee consisting of the bank's senior loan officers and the Company's Credit Administrator. Loans greater than $10,000,000 are subject to approval by the Company's Board of Directors. Under banking laws, loans to one borrower and related entities are limited to a set percentage of the unimpaired capital and surplus of the bank.

Loan Purchases and Sales

Fixed-rate, long-term mortgage loans are generally sold in the secondary market. The Company is active in the secondary market, primarily through the origination of conventional, FHA and VA residential mortgages. The sale of loans in the secondary mortgage market reduces the Company's risk of holding long-term, fixed-rate loans during periods of rising rates. The sale of loans also allows the Company to make loans during periods when funds are not otherwise available for lending purposes. In connection with conventional loan sales, the Company typically sells a majority of mortgage loans originated, with servicing released, retaining servicing only on loans sold to individual investors. The Company has also been very active in generating commercial SBA loans, and other commercial loans, with a portion of those loans sold to investors. As of December 31, 2007, loans serviced for others aggregated approximately $177 million. The Company has not originated any type of subprime mortgages, either for the loan portfolio or for sale to investors. In addition, the Company has not purchased securities that were collateralized with subprime mortgages. The Company did not purchase loans outside the Company or originate loans outside the existing geographic area.

Loan Origination and Other Fees

In addition to interest earned on loans, the Company receives fees for originating loans. Loan fees generally are a percentage of the principal amount of the loan and are charged to the borrower, and are normally deducted from the proceeds of the loan. Loan origination fees are generally 1.0 percent to 1.5 percent on residential mortgages and .5 percent to 1.5 percent on commercial loans. Consumer loans require a flat fee as well as a minimum interest amount. The Company also receives other fees and charges relating to existing loans, which include charges and fees collected in connection with loan modifications and tax service.

Non-Performing Loans and Asset Classification

Loans are reviewed on a regular basis and are placed on a non-accrual status when the collection of the contractual principal or interest is unlikely. The Company typically places loans on non-accrual when principal or interest is due and has remained unpaid for 90 days or more unless the loan is well secured by collateral having realizable value sufficient to discharge the debt in full. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current period interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate repayment of the loan. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The following table sets forth information regarding the Banks' non-performing assets at the dates indicated:

NON-PERFORMING ASSETS (dollars in thousands)	At 12/31/07	At 12/31/06	At 12/31/05	At 12/31/04	At 12/31/03
Non-accrual loans:					
Mortgage loans	$934	$1,806	$726	$847	$1,129
Commercial loans	7,192	3,721	4,045	4,792	8,246
Consumer loans	434	538	481	311	687
Total	8,560	6,065	5,252	5,950	10,062
Accruing Loans 90 days or more overdue:					
Mortgage loans	840	554	1,659	179	379
Commercial loans	1,216	638	2,199	1,067	1,798
Consumer loans	629	153	647	396	242
Total	2,685	1,345	4,505	1,642	2,419
Real estate and other assets owned	2,043	1,484	332	2,016	587
Total non-performing loans and real estate and other assets owned	13,288	8,894	10,089	9,608	13,068
As a percentage of total assets	0.27%	0.19%	0.26%	0.32%	0.48%
Interest Income (1)	$683	$462	$359	$372	$665

(1) Amount of interest that would have been recorded on loans accounted for on a non-accrual basis as of the end of each period if such loans had been current for the entire period.

Non-performing assets as a percentage of total assets at December 31, 2007 were .27 percent versus .19 percent at the same time last year, which compares favorably to the Federal Reserve Bank Peer Group average of .67 percent at September 30, 2007, the most recent information available. The allowance for loan and lease losses was 409 percent of non-performing assets at December 31, 2007, down from 554 percent a year ago.

With the continuing change in loan mix from residential real estate to commercial and consumer loans, which historically have greater credit risk, the Company has increased the balance in the allowance for loan and lease losses account. The allowance balance has increased $5,154,000, or 10 percent, to $54,413,000, which is 1.51 percent of total loans outstanding, down from 1.53 percent of loans at December 31, 2006. Of the $5,154,000 increase, $639,000 is the result of loans acquired in the North Side acquisition.

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans were $12,152,000 and $6,065,000 as of December 31, 2007 and 2006, respectively.

Allowance for Loan and Lease Losses

The Allowance for Loan and Lease Losses ("ALLL") is maintained at a level that allows for the absorption of loan and lease losses known and inherent within the Banks' loan portfolios. The Company is committed to the early recognition of problem loans and to a strong conservative ALLL.

Determining the adequacy of the ALLL involves a high degree of judgment and is inevitably imprecise. Accordingly, the ALLL is maintained within a range of estimated losses. The adequacy of the ALLL is based on management's current judgment about the credit quality of the loan portfolio and considers all known relevant internal and external environmental factors that affect loan losses. An evaluation of the adequacy of the ALLL is conducted on a quarterly basis by the subsidiary banks. The evaluation is well documented and approved by each subsidiary bank's Board of Directors and reviewed by the Company's Board of Directors. In addition, the policy and procedures for determining the balance of the ALLL are reviewed annually by each subsidiary bank's Board of Directors and the Company's Board of Directors.

The primary responsibility for credit risk assessment and identification of problem loans rests with the loan officer of the account. This continuous process, utilizing each of the bank's internal credit risk rating process, is necessary to support management's evaluation of adequacy of the ALLL. An independent loan review function verifying loan risk ratings evaluates the loan officer and management's evaluation about the credit quality of the loan portfolio. The loan review function also assesses the evaluation process and provides an independent analysis of the adequacy of the ALLL.

The ALLL methodology is designed to reasonably estimate the probable loan and lease losses within the Banks' loan portfolios. At the end of each quarter, the Banks analyze the loan and lease portfolio and maintain an ALLL at a level that is appropriate and determined in accordance with generally accepted accounting principles (GAAP) in the United States of America. The ALLL balance covers estimated credit losses on individually evaluated loans that are determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolios.

The Banks' charge-off policy is consistent with bank regulatory standards. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid principal balance or estimated fair value, not to exceed estimated net realizable value. Any write-down at the time of recording real estate owned is charged to the allowance for loan and lease losses. Any subsequent write-downs are charged to current expense.

For additional information regarding the ALLL, its relation to the provision for loan and lease losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Loan Loss Experience

(Dollars in Thousands)		Years ended December 31,				
		2007	2006	2005	2004	2003
Balance at beginning of period	$	49,259	38,655	26,492	23,990	20,944
Charge-offs:						
Residential real estate		(306)	(14)	(115)	(419)	(416)
Commercial loans		(2,367)	(1,187)	(744)	(1,150)	(912)
Consumer loans		(714)	(448)	(539)	(776)	(1,078)
Total charge offs	$	(3,387)	(1,649)	(1,398)	(2,345)	(2,406)
Recoveries:						
Residential real estate		208	341	82	171	126
Commercial loans		656	331	414	120	274
Consumer loans		358	298	415	361	284
Total recoveries	$	1,222	970	911	652	684
Charge-offs, net of recoveries		(2,165)	(679)	(487)	(1,693)	(1,722)
Acquisitions (1)		639	6,091	6,627	--	959
Provision for loan losses		6,680	5,192	6,023	4,195	3,809
Balance at end of period	$	54,413	49,259	38,655	26,492	23,990
Ratio of net charge-offs to average loans outstanding during the period		0.06%	0.02%	0.02%	0.10%	0.12%

(1) Acquisition of North Side in 2007, CDC and Morgan in 2006, First State Bank, Citizens and 1st Bank in 2005, and Pend Oreille Bank in 2003

Allocation of the Allowance for Loan and Lease Losses

		2007		2006		2005		2004		2003	
(dollars in thousands)		Allowance for Loan and Lease Losses	Percent of loans in category	Allowance for Loan and Lease Losses	Percent of loans in category	Allowance for Loan and Lease Losses	Percent of loans in category	Allowance for Loan and Lease Losses	Percent of loans in category	Allowance for Loan and Lease Losses	Percent of loans in category
Residential first mortgage and loans held for sale	$	4,755	20.2%	5,421	24.6%	4,318	25.0%	2,693	22.9%	2,147	21.8%
Commercial real estate		23,010	44.6%	16,741	36.1%	14,370	38.3%	9,222	36.9%	7,464	33.2%
Other commercial		17,453	17.6%	18,361	21.5%	12,566	17.4%	9,836	20.3%	9,951	24.7%
Consumer and other loans		9,195	17.6%	8,736	17.8%	7,401	19.3%	4,741	19.9%	4,428	20.3%
Totals	$	54,413	100.0%	49,259	100.0%	38,655	100.0%	26,492	100.0%	23,990	100.0%

SOURCES OF FUNDS

General

Deposits are the most important source of the Banks' funds for lending and other business purposes. In addition, the Banks derive funds from loan repayments, advances from the FHLB of Seattle, repurchase agreements, and loan sales. Loan repayments are a relatively stable source of funds, while interest bearing deposit inflows and outflows are significantly influenced by general interest rate levels and money market conditions. Borrowings and advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. They also may be used on a long-term basis to support expanded activities and to match maturities of longer-term assets. Deposits obtained through the Banks have traditionally been the principal source of funds for use in lending and other business purposes. Currently, the Banks have a number of different deposit programs designed to attract both short-term and long-term deposits from the general public by providing a wide selection of accounts and rates. These programs include regular statement savings, interest-bearing checking, money market deposit accounts, and fixed rate certificates of deposit with maturities ranging form three months to five years, negotiated-rate jumbo certificates, non-interest demand accounts, and individual retirement accounts.

"Item 7 - Management's Discussion and Analysis" contains information relating to changes in the overall deposit portfolio.

Deposits are obtained primarily from individual and business residents of the Banks' market area. The Banks issue negotiated-rate certificate of deposits accounts and have paid a limited amount of fees to brokers to obtain deposits. The following table illustrates the amounts outstanding for deposits $100,000 and greater, according to the time remaining to maturity. Included in the seven to twelve month maturity are $1,015,000 of brokered certificate of deposits, respectively.

(dollars in thousands)		Certificate of Deposits	Demand Deposits	Totals
Within three months	$	115,862	1,264,566	1,380,428
Three months to six months		82,255	--	82,255
Seven months to twelve months		97,646	--	97,646
Over twelve months		55,229	--	55,229
Totals	$	350,992	1,264,566	1,615,558

For additional information, see "Item 7 - Management's Discussion & Analysis" and Note 7 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

In addition to funds obtained in the ordinary course of business, the Company formed Glacier Trust II, Glacier Trust III, and Glacier Trust IV as financing subsidiaries and obtained Citizens Trust I in connection with the acquisition of Citizens on April 1, 2005. The trusts issued preferred securities that entitle the shareholder to receive cumulative cash distributions from payments on Subordinated Debentures of the Company. The Subordinated Debentures outstanding as of December 31, 2007 are $118,559,000. For additional information regarding the subordinated debentures, see Note 10 to the Consolidated Financial Statements "Item 8 – Financial Statements and Supplementary Data".

Advances and Other Borrowings

As a member of the FHLB of Seattle, the Banks may borrow from such entity on the security of FHLB of Seattle stock which the Banks are required to own and certain of its mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States), provided certain standards related to credit-worthiness have been met. Advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's total assets or on the FHLB's assessment of the institution's credit-worthiness. FHLB advances have been used from time to time to meet seasonal and other withdrawals of savings accounts and to expand lending by matching a portion of the estimated amortization and prepayments of retained fixed rate mortgages. All subsidiary banks are members of the FHLB of Seattle.

From time to time, primarily as a short-term financing arrangement for investment or liquidity purposes, the Banks have made use of repurchase agreements. This process involves the "selling" of one or more of the securities in the Banks' portfolio and by entering into an agreement to "repurchase" that same security at an agreed upon later date. A rate of interest is paid for the subject period of time. In addition, although the Banks have offered retail repurchase agreements to its retail customers, the Government Securities Act of 1986 imposed confirmation and other requirements which generally made it impractical for financial institutions to offer such investments on a broad basis. Through policies adopted by each of the Banks' Board of Directors, the Banks enter into repurchase agreements with local municipalities, and certain customers, and have adopted procedures designed to ensure proper transfer of title and safekeeping of the underlying securities.

The following chart illustrates the average balances and the maximum outstanding month-end balances for FHLB advances and repurchase agreements:

(dollars in thousands)		For the year ended December 31,	
	2007	2006	2005
FHLB Advances			
Amount outstanding at end of period................$	538,949	307,522	402,191
Average balance..$	382,243	487,112	673,904
Maximum outstanding at any month-end............$	538,949	655,492	804,047
Weighted average interest rate........................	4.94%	4.20%	3.19%
Repurchase Agreements:			
Amount outstanding at end of period $	178,041	170,216	129,530
Average balance..$	171,290	153,314	103,522
Maximum outstanding at any month-end............$	193,421	164,338	132,534
Weighted average interest rate........................	4.35%	4.32%	2.85%

For additional information concerning the Company's advances and repurchase agreements, see Notes 8 and 9 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

EMPLOYEES

As of December 31, 2007, the Company employed 1,580 persons, 1,340 of who were full time, none of whom were represented by a collective bargaining group. The Company provides its employees with a comprehensive benefit program, including medical insurance, dental plan, life and accident insurance, long-term disability coverage, sick leave, profit sharing plan and employee stock options. The Company considers its employee relations to be excellent. See Note 13 in the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for detailed information regarding profit sharing plan costs and eligibility.

SUPERVISION AND REGULATION

Introduction

The following discussion describes elements of the extensive regulatory framework applicable to the Company and the Banks. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth of this regulatory framework, the costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to the Company, including interpretation or implementation thereof, could have a material effect on the Company's business or operations.

Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended ("BHCA"), due to its ownership of the subsidiary banks listed below. Glacier, Whitefish, Valley, First Security, Big Sky, First Bank-MT and Western are Montana state-chartered banks and are members of the Federal Reserve System; Mountain West and Citizens are Idaho state-chartered non-Federal Reserve member FDIC insured banks; 1st Bank is a Wyoming state-chartered bank and is a member of the Federal Reserve System; and Morgan is a national bank.

As a bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports with and provide additional information to the Federal Reserve. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by federal statute, agency regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the subsidiary banks for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. The Company is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Banks may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by the Company or Banks; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to its Banks. This means that the Company is required to commit, as necessary, resources to support the Banks. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Montana corporation, the Company is subject to certain limitations and restrictions under applicable Montana corporate law. For example, state law restrictions in Montana include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

The Subsidiaries

Glacier, Whitefish, Valley, First Security, Big Sky, First Bank-MT, and Western are subject to regulation and supervision by the Montana Department of Administration's Banking and Financial Institutions Division and the Federal Reserve as a result of their membership in the Federal Reserve System.

Mountain West and Citizens are subject to regulation by the Idaho Department of Finance and by the FDIC as state non-member commercial banks. In addition, Mountain West's Utah and Washington branches are primarily regulated by the Utah Department of Financial Institutions and the Washington Department of Financial Institutions, respectively. 1st Bank is a member of the Federal Reserve System and is subject to regulation and supervision by the Federal Reserve and also the Wyoming Division of Banking as a Wyoming state chartered commercial bank.

As a national banking association with a home office in Utah, Morgan is subject to regulation by the Office of the Comptroller of the Currency ("OCC") and, to a certain extent, the Utah Department of Financial Institutions.

The federal laws that apply to the Banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, and the nature, amount of, and collateral for loans. Federal laws also regulate community reinvestment and insider credit transactions and impose safety and soundness standards.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, federal bank regulators must evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those banks. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders, and their related interests. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent, as those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Generally, bank holding companies may purchase banks in any state and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal bank regulations prohibit banks from using their interstate branches primarily for deposit production and federal bank regulatory agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

With regard to interstate bank mergers, Montana "opted-out" of the Interstate Act. Subject to certain conditions, an in-state bank that has been in existence for at least 5 years may merge with an out-of-state bank. Banks, bank holding companies, and their respective subsidiaries cannot acquire control of a bank located in Montana if, after the acquisition, the acquiring institution, together with its affiliates, would directly or indirectly control more than 22% of the total deposits of insured depository institutions and credit unions located in Montana. Montana law does not authorize the establishment of a branch bank in Montana by an out-of-state bank.

Idaho has enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions subject to certain "aging" requirements. Branches may not be acquired or opened separately in Idaho by an out-of-state bank, but once an out-of-state bank has acquired a bank within Idaho, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Idaho.

Utah and Washington have each enacted "opting in" legislation similar in certain respects to that enacted by Idaho, allowing banks to engage in interstate merger transactions subject to certain aging requirements. Under Utah law, an out-of-state bank may acquire a bank branch located in Utah, but it may not establish a de novo branch in Utah if its home state does not have reciprocal laws on de novo branching. Under Washington law, an out-of-state bank may, subject to the Director's approval, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions

Under Wyoming law, banks located in Wyoming may be acquired by out-of-state banks so long as (i) with certain exceptions, the resulting bank and its affiliates would not control 30% or more of the total deposits held by all insured depository institutions in Wyoming; and (ii) the in-state bank has been in existence for at least three years. Branches may not be acquired or opened separately in Wyoming by an out-of-state bank, but once an out-of-state bank has acquired a bank within Wyoming, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Wyoming.

Deposit Insurance
In 2006, federal deposit insurance reform legislation was enacted that (i) required the FDIC to merge the Bank Insurance Fund and the Savings Association Insurance Fund into a newly created Deposit Insurance Fund, which was completed in 2006; (ii) increases the amount of deposit insurance coverage for retirement accounts; (iii) allows for deposit insurance coverage on individual accounts to be indexed for inflation starting in 2010; (iv) provides the FDIC more flexibility in setting and imposing deposit insurance assessments; and (v) provides eligible institutions credits on future assessments.

The deposits of the Banks are currently insured to a maximum of $100,000 per depositor through the Deposit Insurance Fund. The Banks are required to pay deposit insurance premiums, which are assessed and paid regularly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

Dividends
The principal source of the Company's cash is dividends received from the Banks, which are subject to government regulation and limitation. Regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State law and, in the case of Morgan, national banking laws and related OCC regulations, limits a bank's ability to pay dividends that are greater than a certain amount without approval of the applicable agency.

Capital Adequacy
Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan and lease losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

In 2007, the federal banking agencies, including the FDIC and the Federal Reserve, approved final rules to implement new risk-based capital requirements. Presently, this new advanced capital adequacy framework, called Basel II, is applicable only to large and internationally active banking organizations. Basel II changes the existing risk-based capital framework by enhancing its risk sensitivity. Whether Basel II will be expanded to apply to banking organizations that are the size of the Company or its subsidiary banks is unclear at this time, and what effect such regulations would have cannot be predicted, but the Company and the subsidiary banks do not expect that their operations would be significantly impacted.

Corporate Governance and Accounting Legislation
Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") addresses, among other things, corporate governance, auditing and accounting, enhanced and timely disclosure of corporate information, and penalties for non-compliance. Generally, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes specific and enhanced corporate disclosure requirements; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert;" and (v) requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, the Company is subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. After enactment, the Company updated its policies and procedures to comply with the Act's requirements and has found that such compliance, including compliance with Section 404 of the Act relating to management control over financial reporting, has resulted in significant additional expense for the Company. The Company anticipates that it will continue to incur such additional expense in its ongoing compliance.

Anti-Terrorism Legislation
The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the "Patriot Act"). Certain provisions of the Patriot Act were made permanent and other sections were made subject to extended "sunset" provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal affect on the Company's and the Subsidiary Bank's record keeping and reporting expenses, it is not likely that the renewal and amendment will have a material adverse effect on business or operations.

Financial Services Modernization
Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals the historical restrictions on preventing banks from affiliating with securities firms; (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Recent Legislation
Financial Services Regulatory Relief Act of 2006. In 2006, the President signed the Financial Services Regulatory Relief Act of 2006 into law (the "Relief Act"). The Relief Act amends several existing banking laws and regulations, eliminates some unnecessary and overly burdensome regulations of depository institutions and clarifies several existing regulations. The Relief Act, among other things, (i) authorizes the Federal Reserve Board to set reserve ratios; (ii) amends national banks regulations relating to shareholder voting and granting of dividends; (iii) amends several provisions relating to such issues as loans to insiders, regulatory applications, privacy notices, and golden parachute payments; and (iv) expands and clarifies the enforcement authority of federal banking regulators. The Company's and the subsidiary banks' business, expenses, and operations have not been significantly impacted by this legislation.

Regulatory Oversight and Examination
The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The

supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its subsidiary banks. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company's rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Effects of Government Monetary Policy
The Company's earnings and growth are affected by general economic conditions and by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements a national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The Company cannot predict with certainty the nature and impact of future changes in monetary policies, such as the recent lowering of the Federal Reserve's discount rate, and their impact on the Company or the Banks.

TAXATION

Federal Taxation
The Company files a consolidated federal income tax return, using the accrual method of accounting. All required tax returns have been timely filed.

Financial institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations. See Note 12 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for additional information.

State Taxation
Under Montana, Idaho and Utah law, financial institutions are subject to a corporation tax, which incorporates or is substantially similar to applicable provisions of the Internal Revenue Code. The corporation tax is imposed on federal taxable income, subject to certain adjustments. State taxes are incurred at the rate of 6.75 percent in Montana, 7.6 percent in Idaho, and 5 percent in Utah. Wyoming and Washington do not impose a corporate tax.

Item 1a. Risk Factors

The Company and the Banks are exposed to certain risks. The following is a discussion of the most significant risks and uncertainties that may affect our business, financial condition and future results.

Fluctuating interest rates can adversely affect our profitability
The Company's profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Company's interest rate spread, and, in turn, the profitability. The Company cannot assure you that it can minimize interest rate risk. In addition, interest rates also affect the amount of money the Company can lend. When interest rates rise, the cost of borrowing also increases. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume, business and prospects. For discussion concerning Net Interest Income Simulation, see "Item 7 – Management Discussion & Analysis".

A tightening of the credit market may make it difficult to obtain available money to fund loan growth, which could adversely affect our earnings

A tightening of the credit market and the inability to obtain adequate money to fund continued loan growth may negatively affect asset growth and, therefore, earnings capability. In addition to any deposit growth, maturity of investment securities and loan payments, the Company also relies on alternative funding sources through correspondent banking and a borrowing line with the FHLB to fund loans. In the event of a downturn in the economy, particularly in the housing market, these resources could be negatively affected, which would limit the funds available to the Company.

Allowance for Loan and Lease Losses may not be adequate to cover actual loan losses, which could adversely affect earnings

The Company maintains an allowance for loan and lease losses in an amount that is believed adequate to provide for losses inherent in the portfolio. While the Company strives to carefully monitor credit quality and to identify loans that may become non-performing, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as non-performing or potential problem loans. The Company cannot be sure that it will be able to identify deteriorating loans before they become non-performing assets, or that it will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions to the allowance may be required based on changes in the composition of the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan and lease losses. These regulatory agencies may require us to increase the allowance for loan and lease losses which could have a negative effect on our financial condition and results of operation.

Concentration in Real Estate Market

The Company has a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt business and prospects. Business activities and credit exposure are concentrated in loans secured by real estate. A decline in the real estate market could negatively affect the business because the collateral securing those loans may decrease in value. A downturn in the local economy could have a material adverse effect both on the borrowers' ability to repay these loans, as well as the value of the real property held as collateral. The ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and the Company would more likely to suffer losses on defaulted loans.

Loan portfolio mix could result in increased credit risk in an economic downturn

The loan portfolio contains a high percentage of commercial, commercial real estate, real estate acquisition and development loans in relation to the total loans and total assets. These types of loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued a pronouncement alerting banks its concern about banks with a heavy concentration of commercial real estate loans. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in non-performing loans. An increase in non-performing loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses; or an increase in loan charge-offs, which could have an adverse impact on the results of operations and financial condition.

Competition in our market area may limit our future success

Commercial banking is a highly competitive business. The Company competes with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in our market area. The Company is subject to substantial competition for loans and deposits from other financial institutions. Some of the Company's competitors are not subject to the same degree of regulation and restriction as it is. Some of its competitors have greater financial resources than the Company. If the Company is unable to effectively compete in its market area, the business and results of operations could be adversely affected.

Item 1b. Unresolved Staff Comments

None

Item 2. Properties

At December 31, 2007, the Company owned 76 of its 94 offices, of which 8 are loan or administration offices. Including its headquarters and other owned properties there is an aggregate book value of approximately $95 million. The remaining offices are leased and include 7 offices in Montana, 8 offices in Idaho, 1 office in Wyoming, 1 office in Utah, and 1 office in Washington. The following schedule provides property information for the Company's operating segments as of December 31, 2007.

(dollars in thousands)	Properties Leased	Properties Owned	Net Book Value
Mountain West	10	20	$ 14,643
Glacier	1	13	19,677
First Security	3	9	11,493
Western	1	7	14,716
1st Bank	1	7	7,267
Big Sky	1	4	10,041
Valley	-	6	5,565
Whitefish	-	2	3,319
Citizens	-	5	5,598
First Bank-MT	1	1	554
Morgan	-	2	1,985
	18	76	$ 94,858

The Company believes that all of its facilities are well maintained, generally adequate and suitable for the current operations of its business, as well as fully utilized. In the normal course of business, new locations and facility upgrades occur.

For additional information concerning the Company's premises and equipment and lease obligations, see Notes 5 and 19 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

Item 3. Legal Proceedings

The Company and its subsidiaries are parties to various claims, legal actions and complaints in the ordinary course of their businesses. In the Company's opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Item 4. Submission of Matter to a Vote of Security Holders

No matters were submitted to a vote of security holders in the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities

The Company's stock trades on the NASDAQ Global Select Market under the symbol: GBCI. The primary market makers, trading greater than 1 million shares during the year, are listed below:

Citigroup Global Markets, Inc.
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.
Lime Brokerage, LLC
Morgan Stanley & Co., Inc.
Timber Hill Inc.
Credit Suisse Securities USA
Instinet, LLC
Knight Equity Markets, L.P.
Millenco
RBC Capital Markets Corp.
UBS Securities, LLC.
D.A. Davidson & Co., Inc.
Interactive Brokers LLC
Lehman Brothers, Inc.
Merrill Lynch, Pierce, Fenner
SG Americas Securities LLC

The market range of high and low bid prices for the Company's common stock for the periods indicated are shown below. The sale price information has been adjusted retroactively for all stock dividends and splits previously issued. As of December 31, 2007, there were approximately 1,992 shareholders of record of the Company's common stock. Following is a schedule of quarterly common stock price ranges:

	2007		2006	
Quarter	High	Low	High	Low
First	$ 25.39	$ 22.76	$ 21.81	$ 19.72
Second	$ 24.61	$ 19.55	$ 21.20	$ 18.69
Third	$ 24.00	$ 18.41	$ 23.24	$ 18.55
Fourth	$ 23.85	$ 17.57	$ 25.25	$ 21.99

The Company paid cash dividends on its common stock of $.50 and $.45 per share for the years ended December 31, 2007 and 2006, respectively.

On August 9, 2006, the Company completed the offering of 1,500,000 common shares generating net proceeds, after underwriter discounts and offering expenses, of $29.4 million. The Company used the net proceeds of the offering to fund a portion of the cash merger consideration payable in connection with the acquisition of CDC and its subsidiary banks.

Unregistered Securities
There have been no securities of the Company sold within the last three years which were not registered under the Securities Act.

Issuer Stock Purchases
The Company made no stock repurchases during 2007.

Equity Compensation Plan Information
The Company currently maintains two compensation plans that provide for the issuance of the stock-based compensation to officers and other employees and directors. These consist of the 1994 Director Stock Option Plan, amended, and the 2005 Employee Stock Incentive Plan, each of which have been approved by the shareholders. Although the 1995 Employee Stock Option Plan expired in April 2005, there are issued options outstanding that have not been exercised as of year end. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2007:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the shareholders	2,903,517	$15.42	4,047,626
Equity compensation plans not approved by shareholders	-	$0	-

(1) Includes shares to be issued upon exercise of options under a plan of Mountain West, which was assumed as a result of the acquisition.

Item 6. Selected Financial Data

The following financial data of the Company are derived from the Company's historical audited financial statements and related notes. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes contained elsewhere in this report.

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2007	2006	2005	2004	2003	Compounded Annual Growth Rate 1-Year 2007/2006	5-Year 2007/2002
Summary of Financial Condition:							
Total assets $	**4,817,330**	4,471,298	3,708,975	3,013,213	2,740,716	**7.7%**	16.1%
Investment securities, available for sale	**700,324**	825,637	970,055	1,086,929	1,099,243	**(15.2%)**	(2.2%)
Loans receivable, net	**3,557,122**	3,165,524	2,397,187	1,701,805	1,430,365	**12.4%**	22.3%
Allowance for loan and lease losses	**(54,413)**	(49,259)	(38,655)	(26,492)	(23,990)	**10.5%**	21.0%
Intangibles	**154,264**	144,466	87,114	42,315	42,816	**6.8%**	31.0%
Deposits	**3,184,478**	3,207,533	2,534,712	1,729,708	1,597,625	**(0.7%)**	16.9%
Advances from Federal Home Loan Bank	**538,949**	307,522	402,191	818,933	777,294	**75.3%**	2.2%
Securities sold under agreements to repurchase and other borrowed funds	**401,621**	338,986	317,222	81,215	64,986	**18.5%**	45.6%
Stockholders' equity	**528,576**	456,143	333,239	270,184	237,839	**15.9%**	20.0%
Equity per common share*	**9.85**	8.72	6.91	5.87	5.24	**13.0%**	15.6%
Equity as a percentage of total assets	**10.97%**	10.20%	8.98%	8.97%	8.68%	**7.5%**	3.4%

(dollars in thousands, except per share data)	Years ended December 31, 2007	2006	2005	2004	2003	Compounded Annual Growth Rate 1-Year 2007/2006	5-Year 2007/2002
Summary of Operations:							
Interest income $	**304,760**	253,326	189,985	147,285	130,830	**20.3%**	17.9%
Interest expense	**121,291**	95,038	59,978	39,892	38,478	**27.6%**	20.6%
Net interest income	**183,469**	158,288	130,007	107,393	92,352	**15.9%**	16.2%
Provision for loan losses	**6,680**	5,192	6,023	4,195	3,809	**28.7%**	3.1%
Non-interest income	**64,818**	51,842	44,626	34,565	33,562	**25.0%**	20.1%
Non-interest expense	**137,917**	112,550	90,926	72,133	65,944	**22.5%**	19.0%
Earnings before income taxes	**103,690**	92,388	77,684	65,630	56,161	**12.2%**	16.3%
Income taxes	**35,087**	31,257	25,311	21,014	18,153	**12.3%**	16.4%
Net earnings	**68,603**	61,131	52,373	44,616	38,008	**12.2%**	16.2%
Basic earnings per common share*	**1.29**	1.23	1.12	0.97	0.84	**4.9%**	12.0%
Diluted earnings per common share*	**1.28**	1.21	1.09	0.96	0.83	**5.8%**	12.2%
Dividends declared per share*	**0.50**	0.45	0.40	0.36	0.32	**11.1%**	14.0%

	At or for the years ended December 31, 2007	2006	2005	2004	2003
Ratios:					
Net earnings as a percent of average assets	**1.49%**	1.52%	1.52%	1.54%	1.53%
average stockholders' equity	**13.82%**	16.00%	17.62%	17.61%	16.82%
Dividend payout ratio	**38.76%**	36.59%	35.93%	37.36%	38.07%
Average equity to average asset ratio	**10.78%**	9.52%	8.61%	8.75%	9.10%
Net interest margin on average earning assets (tax equivalent)	**4.50%**	4.44%	4.25%	4.18%	4.22%
Allowance for loan and lease losses as a percent of loans	**1.51%**	1.53%	1.59%	1.53%	1.65%
Allowance for loan and lease losses as a percent of nonperforming assets	**409%**	554%	383%	276%	184%

(dollars in thousands)	At or for the years ended December 31, 2007	2006	2005	2004	2003
Other Data:					
Loans originated and purchased $	**2,576,260**	2,389,341	2,113,777	1,543,595	1,509,850
Loans serviced for others $	**177,173**	177,518	145,279	174,805	189,601
Number of full time equivalent employees	**1,480**	1,356	1,125	857	807
Number of offices	**94**	93	75	58	57
Number of shareholders of record	**1,992**	1,973	1,907	1,784	1,763

*revised for stock splits and dividends

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year ended December 31, 2007 Compared to December 31, 2006

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included later in this report.

Highlights and Overview

During the past year, the Company acquired North Side which accounted for an increase in total assets of $128 million, loans, net of the related ALLL, of $39 million, and deposits of $100 million. The five subsidiaries acquired as result of the October 2006 acquisition of CDC include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change for First Security, Western, and Glacier. On June 22, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank of Montana.

The Company experienced strong loan growth with total loans outstanding increasing by $397 million, or 12 percent from the prior year. Without the acquisition, loans increased $357 million, or 11 percent. The cash flow from investments was used to fund loans. In addition, the portfolio of North Side was sold immediately after completing the acquisition with the sale proceeds used to fund higher yielding loans. Investments, including interest bearing deposits and fed funds sold, declined $80 million, or 9 percent, from the prior year.

Non-interest bearing deposits decreased $41 million, or 5 percent, during the year. The Company increased interest bearing deposits by $18 million, or 1 percent. The acquisitions contributed $22 million and $77 million of the non-interest bearing and interest-bearing deposit growth, respectively. FHLB advances increased $231 million as a result of the increase in loan growth exceeding the deposit growth.

Stockholders' equity increased $72 million, or 16 percent, during the year and the Company and each of the subsidiary banks have remained above the well capitalized levels required by regulators. Maintaining sufficient stockholders' equity provides the Company flexibility and mitigates risk during economic downturns.

The Company also increased non-interest income by $13 million, primarily the result of volume increases in the loan and deposit portfolios and related fees.

Looking forward, our future performance will depend on many factors including economic conditions, interest rate changes, increasing competition for deposits and quality loans, and regulatory burden. The Company's goal of its asset and liability management practices is to maintain or increase the level of net interest income within an acceptable level of interest rate risk.

Financial Condition

Assets

The results of operations and financial condition include the acquisition of North Side from April 30, 2007 forward. Cash of $9.0 million and 793,580 shares of the Company's common stock were issued to North Side shareholders. The following table provides information on selected classifications of assets and liabilities acquired:

(Unaudited - $ in thousands)	North Side State Bank
Acquisition Date	April 30, 2007
Total assets	128,252
Investments	71,460
Loans, net of ALLL	38,773
Non-interest bearing deposits	22,101
Interest bearing deposits	77,467

As reflected on the next table, total assets at December 31, 2007 were $4.82 billion, which is $346 million, or 7.7 percent, greater than the total assets of $4.47 billion at December 31, 2006.

Assets ($ in thousands)	December 31, 2007	December 31, 2006	$ change	% change
Cash on hand and in banks	$ 145,697	$ 136,591	$ 9,106	7%
Investments, interest bearing deposits, FHLB stock, FRB stock, and Fed Funds	782,236	862,063	(79,827)	-9%
Loans:				
Real estate	725,854	789,843	(63,989)	-8%
Commercial	2,247,303	1,850,417	396,886	21%
Consumer	638,378	574,523	63,855	11%
Total loans	3,611,535	3,214,783	396,752	12%
Allowance for loan and lease losses	(54,413)	(49,259)	(5,154)	10%
Total loans net of allowance for loan and lease losses	3,557,122	3,165,524	391,598	12%
Other assets	332,275	307,120	25,155	8%
Total Assets	$ 4,817,330	$ 4,471,298	$ 346,032	8%

Total loans increased $397 million, or 12 percent from December 31, 2006. During the year, commercial loans have increased $397 million, or 21 percent, consumer loans grew by $64 million, or 11 percent, while real estate loans decreased $64 million, or 8.1 percent.

Investment securities, including interest bearing deposits in other financial institutions and federal funds sold, have decreased $80 million from December 31, 2006, or 9.3 percent. The investment portfolio of North Side was sold immediately after the acquisition was completed with the sale proceeds invested in higher yielding loans. Investment securities at December 31, 2007 represented 16 percent of total assets versus 19 percent the prior year.

The following table summarizes the major asset components as a percentage of total assets as of December 31, 2007, 2006, and 2005:

Assets:	December 31, 2007	2006	2005
Cash, and cash equivalents, investment securities, FHLB and FRB stock	**19.2%**	22.3%	29.7%
Real estate loans	**15.0%**	17.5%	16.3%
Commercial loans	**45.8%**	40.6%	35.9%
Consumer loans	**13.1%**	12.7%	12.5%
Other assets	**6.9%**	6.9%	5.6%
	100.0%	100.0%	100.0%

The percentage of assets held as cash, cash equivalents, investment securities, FHLB and FRB stock has decreased from 22.3 percent at December 31, 2006 to 19.2 percent at December 31, 2007. The decrease is a result of the continuing principal paydowns on securities and the increase in total assets resulting from the increase in loans outstanding. The Company continues to focus on quality loan growth of all types.

Liabilities

The following table summarizes the liability balances as of December 31, 2007 and 2006, the amount of change, and percentage change during 2007:

Liabilities ($ in thousands)	December 31, 2007	December 31, 2006	$ change	% change
Non-interest bearing deposits	$ 788,087	$ 829,355	$ (41,268)	-5%
Interest-bearing deposits	2,396,391	2,378,178	18,213	1%
FHLB Advances	538,949	307,522	231,427	75%
Securities sold under agreements to repurchase and other borrowed funds	401,621	338,986	62,635	18%
Other liabilities	45,147	42,555	2,592	6%
Subordinated debentures	118,559	118,559	-	0%
Total liabilities	$ 4,288,754	$ 4,015,155	$ 273,599	7%

Non-interest bearing deposits decreased $41 million, or 5.0 percent, since December 31, 2006. The December 31, 2007 balance of interest bearing deposits includes $1 million in broker originated certificate of deposits. Since December 31, 2006, interest bearing deposits, excluding a decrease of $172 million in certificate of deposits from broker sources, increased $190 million, or 9 percent. FHLB advances increased $231 million from December 31, 2006. The increase in advances is primarily the result of the decrease in certificate of deposit from broker sources to more favorable rates at the FHLB. Repurchase agreements and other borrowed funds were $402 million at December 31, 2007, an increase of $63 million from December 31, 2006.

The following table summarizes the major liability and equity components as a percentage of total liabilities as of December 31, 2007, 2006, and 2005:

Liabilities and Stockholders' Equity:	December 31, **2007**	2006	2005
Deposit accounts	**66.1%**	71.7%	68.4%
FHLB advances	**11.2%**	6.9%	10.8%
Other borrowings and repurchase agreements	**8.3%**	7.6%	8.5%
Subordinated debentures	**2.5%**	2.6%	2.3%
Other liabilities	**0.9%**	0.9%	0.9%
Stockholders' equity	**11.0%**	10.3%	9.1%
	100.0%	100.0%	100.0%

The deposits have decreased from 71.7 percent at December 31, 2006 to 66.1 percent at December 31, 2007. Stockholders equity as a percentage of total liabilities and stockholders' equity rose throughout the year, primarily a result of an acquisition and retention of earnings.

Stockholders' Equity **($ in thousands, except per share data)**	December 31, 2007	2006	$ change	% change
Common equity	$ 525,459	$ 453,074	$ 72,385	16%
Accumulated other comprehensive income	3,117	3,069	48	2%
Total stockholders' equity	528,576	456,143	72,433	16%
Core deposit intangible, net, and goodwill	(154,264)	(144,466)	(9,798)	7%
Tangible stockholders' equity	$ 374,312	$ 311,677	$ 62,635	20%
Stockholders' equity to total assets	10.97%	10.21%		
Tangible stockholders' equity to total tangible assets	8.03%	7.21%		
Book value per common share	$ 9.85	$ 8.72	$ 1.13	13%
Market price per share at end of year	$ 18.74	$ 24.44	$ (5.70)	-23%

Stockholders' Equity

Total equity and book value per share amounts have increased $72 million and $1.13 per share, respectively, from December 31, 2006, the result of earnings retention, issuance of common stock in connection with an acquisition, and stock options exercised. Accumulated other comprehensive income, representing net unrealized gains or losses on investment securities designated as available for sale, increased $48 thousand from December 31, 2006.

Results of Operations

Revenue summary **($ in thousands)**	Years ended December 31, 2007	2006	$ change	% change
Net interest income				
Interest income	$ 304,760	$ 253,326	$ 51,434	20%
Interest expense	121,291	95,038	26,253	28%
Total net interest income	183,469	158,288	25,181	16%
Fees and other revenue:				
Service charges, loan fees, and other fees	45,486	37,072	8,414	23%
Gain on sale of loans	13,283	10,819	2,464	23%
Loss on sale of investments	(8)	(3)	(5)	167%
Other income	6,057	3,954	2,103	53%
Total non-interest income	64,818	51,842	12,976	25%
	$ 248,287	$ 210,130	$ 38,157	18%
Net interest margin (tax equivalent)	4.50%	4.44%		

Net Interest Income

Net interest income for the year increased $25.181 million, or 16 percent, over 2006. Total interest income increased $51.434 million, or 20 percent, while total interest expense increased $26.253 million, or 28 percent. The increase in interest expense is primarily attributable to the volume and rate increases in interest bearing deposits. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.50 percent which is an increase of 6 basis points over the 4.44 percent for 2006. The net interest margin calculation has been revised to account for intercompany elimination entries and previously reported net interest margins have been adjusted to reflect such change.

Non-interest Income

Total non-interest income increased $12.976 million, or 25 percent in 2007. Fee income increased $8.414 million, or 23 percent, over last year, driven primarily by an increased number of loan and deposit accounts, acquisitions, and additional customer products and services offered. Gain on sale of loans increased $2.464 million, or 23 percent, from last year. Loan origination volume, especially in the first half of 2007, was robust versus historical standards. Other income increased $2.103 million, or 53 percent, over the same period in 2006. Such increase includes a gain of $1.6 million from the January 19, 2007 sale of Western's Lewistown branch, a regulatory requirement imposed to complete the acquisition of CDC.

Non-interest expense summary
($ in thousands)

	Years ended December 31,			
	2007	2006	$ change	% change
Compensation and employee benefits and related expense	$ 79,070	$ 65,419	$ 13,651	21%
Occupancy and equipment expense	19,152	15,268	3,884	25%
Advertising and promotions	6,306	5,468	838	15%
Outsourced data processing	2,755	2,788	(33)	-1%
Core deposit intangibles amortization	3,202	2,024	1,178	58%
Other expenses	27,432	21,583	5,849	27%
Total non-interest expense	$ 137,917	$ 112,550	$ 25,367	23%

Non-interest Expense
Non-interest expense increased by $25.367 million, or 23 percent, from 2006. Compensation and benefit expense increased $13.651 million, or 21 percent, which is primarily attributable to increased staffing levels, including staffing from the acquisitions of Morgan and CDC during 2006 and North Side in 2007, de novo branches, increased compensation, including production based commissions, and benefits, including health insurance, and overtime associated with the merger and operating systems conversions in the first half of 2007. Included in 2007 are approximately $500,000 of non-recurring expenses and costs associated with the January 26, 2007 merger of three of the five CDC subsidiaries into the Company's subsidiaries. Occupancy and equipment expense increased $3.884 million, or 25 percent, reflecting the acquisitions, cost of additional locations and facility upgrades. Other expenses increased $6.687 million, or 25 percent, primarily from acquisitions, additional marketing expenses, costs associated with new branch offices and other general and administrative costs. The efficiency ratio (non-interest expense/net interest income plus non-interest income) increased to 56 percent from 54 percent during 2006.

Credit quality information **($ in thousands)**	December 31, 2007	December 31, 2006
Allowance for loan and lease losses	$ 54,413	$ 49,259
Real estate and other assets owned	2,043	1,484
Accruing Loans 90 days or more overdue	2,685	1,345
Non-accrual loans	8,560	6,065
Total non-performing assets	13,288	8,894
Allowance for loan and lease losses as a percentage of non-performing assets	409%	554%
Non-performing assets as a percentage of total assets	0.27%	0.19%
Allowance for loan and lease losses as a percentage of total loans	1.51%	1.53%
Net charge-offs as a percentage of loans	0.060%	0.021%

Provision for loan and lease losses
Non-performing assets as a percentage of total bank assets at December 31, 2007 were at .27 percent, up from .19 percent at December 31, 2006. These ratios compare favorably to the Federal Reserve Bank Peer Group average of .67 percent at September 30, 2007, the most recent information available. The allowance for loan and lease losses was 409 percent of non-performing assets at December 31, 2007, down from 554 percent a year ago. The allowance, including $639 thousand from acquisitions, has increased $5.2 million, or 10.5 percent, from a year ago. The allowance of $54.413 million is 1.51 percent of December 31, 2007 total loans outstanding, down from 1.53 percent in the fourth quarter last year. The provision for loan loss expense was $6.680 million for 2007, an increase of $1.488 million, from 2006. Net charged off loans were $2.165 million, or .06 percent of loans, for 2007 which is higher than the $680 thousand of net charge offs, or .02 percent, in 2006. Loan growth, average loan size, and credit quality considerations will determine the level of additional provision expense.

Effect of inflation and changing prices

Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a company's performance than does the effect of inflation.

Commitments

In the normal course of business, there are various outstanding commitments to extend credit, such as letter of credits and un-advanced loan commitments, and lease obligation commitments, which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material losses as a result of these transactions. The Company has outstanding debt maturities, the largest of which are FHLB advances. For the maturity schedule of advances and schedule of future minimum rental payments see Notes 8 and 19, respectively, to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data." The following table represents the Company's contractual obligations as of December 31, 2007:

	Payments Due by Period							
(dollars in thousands)	Total	Indeterminate Maturity (1)	2008	2009	2010	2011	2012	Thereafter
Deposits	$ 3,184,478	2,329,873	698,296	88,587	37,156	17,207	10,340	3,019
FHLB advances	538,949	-	451,224	2,299	774	493	82,000	2,159
Repurchase agreements	178,041	-	177,942	99	-	-	-	-
Subordinated debentures	118,559	-	-	-	-	-	-	118,559
Capital lease obligations	3,615	-	228	231	235	239	243	2,439
Operating lease obligations	16,613	-	2,030	1,958	1,912	1,596	1,302	7,815
	$ 4,040,255	2,329,873	1,329,720	93,174	40,077	19,535	93,885	133,991

(1) Represents interest and non-interest bearing checking, money market, and savings accounts

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Committee (ALCO). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

The objective of interest rate risk management is to contain the risks associated with interest rate fluctuations. The process involves identification and management of the sensitivity of net interest income to changing interest rates. Managing interest rate risk is not an exact science. The interval between repricing of interest rates of assets and liabilities changes from day to day as the assets and liabilities change. For some assets and liabilities, contractual maturity and the actual cash flows experienced are not the same. A good example is residential mortgages that have long term contractual maturities but may be repaid well in advance of the maturity when current prevailing interest rates become lower than the contractual rate. Interest-bearing deposits without a stated maturity could be withdrawn after seven days. However, the Banks' experience indicates that these funding pools have a much longer duration and are not as sensitive to interest rate changes as other financial instruments. Prime based loans generally have rate changes when the Federal Reserve Bank changes short term interest rates. However, depending on the magnitude of the rate change and the relationship of the current rates to rate floors and rate ceilings that may be in place on the loans, the loan rate may not change.

GAP analysis

The following table gives a description of our GAP position for various time periods. As of December 31, 2007, the Company had a negative GAP position at six months and a negative GAP position at twelve months. The cumulative GAP as a percentage of total assets for six months is a negative 8.67 percent which compares to a negative 6.11 percent at December 31, 2006 and a negative 6.29 percent at December 31, 2005. The table also shows the GAP earnings sensitivity, and earnings sensitivity ratio, along with a brief description as to how they are calculated. The methodology used to compile this GAP information is based on the Company's mix of assets and liabilities and the historical experience accumulated regarding their rate sensitivity.

(dollars in thousands)	0-6 Months	6-12 Months	1 - 5 years	More than 5 years	Total
	Projected maturity or repricing				
Assets:					
Interest bearing deposits and federal funds sold $	81,912	-	-	-	81,912
Investment securities	17,956	25,623	171,888	81,669	297,136
Mortgage-backed securities	82,349	57,620	171,336	32,068	343,373
FHLB stock and FRB stock	-	-	47,373	12,442	59,815
Floating rate loans	1,120,357	208,911	699,533	55,897	2,084,698
Fixed rate loans	401,233	312,640	693,601	129,557	1,537,031
Total interest bearing assets $	1,703,807	604,794	1,783,731	311,633	4,403,965
Liabilities:					
Interest-bearing deposits	1,238,819	223,343	152,157	782,072	2,396,391
FHLB advances	447,509	3,121	86,145	2,173	538,948
Repurchase agreements and other borrowed funds	399,474	25	236	1,887	401,622
Subordinated debentures	-	-	-	118,559	118,559
Total interest bearing liabilities $	2,085,802	226,489	238,538	904,691	3,455,520
Repricing gap $	(381,995)	378,305	1,545,193	(593,058)	948,445
Cumulative repricing gap $	(381,995)	(3,690)	1,541,503	948,445	
Cumulative gap as a % of interest bearing assets	-8.67%	-0.08%	35.00%	21.54%	
Gap Earnings Sensitivity (1) $		(22)			
Gap Earnings Sensitivity Ratio (2)		-0.03%			

(1) Gap Earnings Sensitivity is the estimated effect on earnings, after taxes of 39.39 percent, of a 1 percent increase or decrease in interest rates (1 percent of ($3,690 - $1,453))

(2) Gap Earnings Sensitivity Ratio is Gap Earnings Sensitivity divided by the 2007 net earnings of $68,603. A 1 percent increase in interest rates has this estimated percentage decrease on annual net earnings.

This table estimates the repricing maturities of the Company's assets and liabilities, based upon the Company's assessment of the repricing characteristics of the various instruments. Interest-bearing checking and regular savings are included in the more than 5 years category. Money market balances are included in the less than 6 months category. Mortgage-backed securities are at the anticipated principal payments based on the weighted-average-life.

Net interest income simulation

The traditional one-dimensional view of GAP is not sufficient to show a bank's ability to withstand interest rate changes. Because of limitations in GAP modeling the Asset/Liability Management Committee (ALCO) of the Company uses a detailed and dynamic simulation model to quantify the estimated exposure of net interest income (NII) to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given a 200 basis point (bp) upward and 200bp downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed as a benchmark. Other non-parallel rate movement scenarios are also modeled to determine the potential impact on net interest income. The following reflects the Company's NII sensitivity analysis as of December 31, 2007 and 2006 as compared to the 10 percent policy limit approved by the Company's and Banks' Board of Directors.

+200 bp		2007	2006
Estimated sensitivity		-2.8%	-2.5%
Estimated decrease in net interest income	$	(5,155)	(3,957)
-200 bp			
Estimated sensitivity		1.5%	0.1%
Estimated increase in net interest income	$	2,770	158

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Liquidity Risk

Liquidity risk is the possibility that the Company will not be able to fund present and future obligations. The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. Core deposits, FHLB credit lines, available-for-sale investment securities, and net income are the key elements in meeting these objectives. All Banks are members of the FHLB of Seattle. This membership provides for established lines of credit in the form of advances that are a supplemental source of funds for lending and other general business purposes. As of December 31, 2007, the Company had $939 million of borrowing capacity with the FHLB of Seattle of which $539 million was utilized. Accordingly, management of the Company has a wide range of versatility in managing the liquidity and asset/liability mix for each individual institution as well as the Company as a whole.

Capital Resources and Adequacy

Maintaining capital strength has been a long term objective. Ample capital is necessary to sustain growth, provide protection against unanticipated declines in asset values, and to safeguard the funds of depositors. Capital also is a source of funds for loan demand and enables the Company to effectively manage its assets and liabilities. Shareholders' equity increased $72 million during 2007, or 16 percent the net result of earnings of $69 million, common stock issued for the acquisition of North Side, less cash dividend payments and an increase of $48 thousand in the net unrealized gains on available-for-sale investment securities. For additional information see Note 11 in the Consolidated Financial Statements. Dividend payments were increased by $.05 per share, or 11 percent in 2007. The payment of dividends is subject to government regulation in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America often requires management to use significant judgments as well as subjective and/or complex measurements in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company considers its accounting policy for the Allowance for Loan and Lease Losses to be its only critical accounting policy. The balance of the Allowance for Loan and Lease Losses is an estimate of probable credit losses that have occurred in the loan and lease portfolio as of the date of the consolidated financial statements before losses have been confirmed. The balance of the Allowance for Loan and Lease Losses is highly dependent upon management's internal risk classifications, evaluations of borrowers' current and prospective performance, appraisals and other variables affecting the quality of the loan and lease portfolio. Changes in management's estimates and assumptions are reasonably possible and may have a material impact upon the Company's consolidated financial statements, results of operations or liquidity.

It is the Company's policy to provide an allowance for estimated losses on loans and leases based upon past loss experience, adjusted for changes in trends and conditions of the certain items, including:

- Adverse situations that may affect specific borrowers' ability to repay;
- Current collateral values, where appropriate;
- Delinquencies and non-performing loans;
- Amount and timing of future cash flows expected on impaired loans;
- Criticized and classified loans;
- Credit concentrations by credit type, industry, geography;
- Recoveries and dispositions of balances previously charge-off;
- Volume and terms of loans;
- Loan size and complexity;
- Competition and bank size;
- Local market areas and national economic conditions;
- Effects of changes in lending policies and procedures;
- Experience, ability, and depth of lending management and credit administration staff; and
- Effects of legal and regulatory developments.

Individually significant loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan and lease losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). For additional information regarding the allowance for loan and lease losses, its relation to the provision for loan and lease losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Impact of Recently Issued Accounting Standards

Recent accounting standards that have either been issued during 2007 or are effective during 2007 or 2008 and may possibly have a material impact on the Company include Financial Accounting Standards ("FASB') Statement of Financial Accounting Standard ("SFAS") No. 141(R), *Business Combinations,* SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* SFAS No., 157, *Fair Value Measurements,* SFAS No. 156, *Accounting for Servicing of Financial Asset,* SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments,* Emerging Issue Task Force ("EITF") 06-4 *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* For additional information on the standards and the impact on the Company see Note 22 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Management's Discussion and Analysis of the Results of Operations
Year ended December 31, 2006 Compared to December 31, 2005

Revenue summary
($ in thousands)

	Years ended December 31,			
	2006	2005	$ change	% change
Net interest income	$ 158,288	$ 130,007	$ 28,281	22%
Fees and other revenue:				
Service charges, loan fees, and other fees	37,072	30,812	6,260	20%
Gain on sale of loans	10,819	11,048	(229)	-2%
Loss on sale of investments	(3)	(138)	135	-98%
Other income	3,954	2,904	1,050	36%
Total non-interest income	51,842	44,626	7,216	16%
	$ 210,130	$ 174,633	$ 35,497	20%
Net interest margin (tax equivalent)	4.44%	4.25%		

Net Interest Income

Net interest income for the year increased $28.3 million, or 22 percent, over 2005. Total interest income increased $63.3 million, or 33 percent, while total interest expense increased $35.1 million, or 58 percent. The increase in interest expense is attributable to the volume increase in interest bearing deposits, and increases in short term interest rates during 2005 and continuing in 2006. The acquisitions during 2005 and 2006 were also a significant factor in the level of interest income and expense. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.44 percent which was 19 basis points higher than the 4.25 percent result for 2005. The net interest margin calculation has been revised to account for intercompany elimination entries and previously reported net interest margins have been adjusted to reflect the change.

Non-interest Income

Total non-interest income increased $7.2 million, or 16 percent in 2006. Fee income increased $6.3 million, or 20 percent, over last year, driven primarily by an increased number of loan and deposit accounts, acquisitions, and additional customer products and services offered. Gain on sale of loans decreased $229 thousand, or 2 percent, from last year. Loan origination volume in the Company's markets for housing continues to remain very active by historical standards and the decline was the result of increased price competition. Other income increased $1.1 million of which $543 thousand was bank owned life insurance proceeds.

Non-interest expense summary
($ in thousands)

	Years ended December 31,			
	2006	2005	$ change	% change
Compensation and employee benefits and related expense	$ 65,419	$ 51,385	$ 14,034	27%
Occupancy and equipment expense	15,268	12,851	2,417	19%
Advertising and promotions	5,468	4,640	828	18%
Outsourced data processing	2,788	1,839	949	52%
Core deposit intangibles amortization	2,024	1,470	554	38%
Other expenses	21,583	18,741	2,842	15%
Total non-interest expense	$ 112,550	$ 90,926	$ 21,624	24%

Non-interest Expense
Non-interest expense increased by $21.6 million, or 24 percent, from 2005. Compensation and benefit expense increased $14.0 million, or 27 percent. Excluding the SFAS 123 (R) compensation cost of $3.0 million, the increase would have been 21 percent. The remaining increase in compensation and benefit expense was primarily attributed to increased staffing associated with six de novo branches and six bank acquisitions during 2006 and 2005, along with normal compensation and merit increases for job performance, and increased cost of employee benefits. Occupancy and equipment expense increased $2.4 million, or 19 percent, reflecting the acquisitions, cost of additional locations and facility upgrades. Other expenses increased $3.7 million, or 16 percent, primarily from acquisitions, additional marketing expenses, and costs associated with new branch offices. The efficiency ratio (non-interest expense/net interest income + non-interest income) increased to 53.56 percent from 52.07 percent for 2005 largely a result of the acquisitions and branch openings.

Credit quality information (\$ in thousands)	December 31, 2006	December 31, 2005
Allowance for loan and lease losses	$ 49,259	$ 38,655
Non-performing assets	8,894	10,089
Allowance for loan and lease losses as a percentage of non-performing assets	554%	383%
Non-performing assets as a percentage of total assets	0.19%	0.26%
Allowance for loan and lease losses as a percentage of total loans	1.53%	1.59%
Net charge-offs as a percentage of loans	0.021%	0.020%

Provision for loan and lease losses
Non-performing assets as a percentage of total bank assets at December 31, 2006 was at .19 percent, decreasing from .26 percent at December 31, 2005. The Company's ratios compare favorably to the Federal Reserve Bank Peer Group average of .44 percent at September 30, 2006, the most recent information available. The allowance for loan and lease losses was 554 percent of non-performing assets at December 31, 2006, up from 383 percent a year ago. The allowance, including $6.1 million from acquisitions, has increased $10.6 million, or 27 percent, from a year ago. The allowance of $49.3 million, is 1.53 percent of December 31, 2006 total loans outstanding, down slightly from the 1.59 percent a year ago. The fourth quarter provision for loan loss expense was $1.4 million, a decrease of $22 thousand from the same quarter in 2005. Net charge-offs were $638 thousand for the fourth quarter of 2006. Loan growth, average loan size, and credit quality considerations will determine the level of additional provision expense. The provision for loan and lease loss expense was $5.2 million for 2006, a decrease of $831 thousand, or 14 percent, from 2005. Net charged-off loans were $680 thousand, or .021 percent of loans, for 2006 which is slightly higher than the $487 thousand of net charge-offs in 2005.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

Information regarding "Quantitative and Qualitative Disclosures about Market Risk" is set fourth under "Item 7 - Management's Discussion and Analysis".

Item 8. Financial Statements and Supplementary Data

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. as of December 31, 2007, and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Bancorp, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Glacier Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated February 27, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

BKD, LLP

Denver, Colorado
February 27, 2008

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514
303 861-4545 Fax 303 832-5705

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We have audited Glacier Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). ThosE standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514
303 861-4545 Fax 303 832-5705

In our opinion, Glacier Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Glacier Bancorp, Inc. and our report dated February 27, 2008, expressed an unqualified opinion thereon.

BKD, LLP

Denver Colorado
February 27, 2008

Glacier Bancorp, Inc.
Consolidated Statements of Financial Condition

(dollars in thousands, except per share data)		December 31, 2007	2006
Assets:			
Cash on hand and in banks	$	**145,697**	136,591
Federal funds sold		**135**	6,125
Interest bearing cash deposits		**81,777**	30,301
Cash and cash equivalents		**227,609**	173,017
Investment securities, available-for-sale		**700,324**	825,637
Loans receivable, net of allowance for loan and lease losses of $54,413 and $49,259 at December 31, 2007 and 2006, respectively		**3,516,999**	3,130,389
Loans held for sale		**40,123**	35,135
Premises and equipment, net		**123,749**	110,759
Real estate and other assets owned, net		**2,043**	1,484
Accrued interest receivable		**26,168**	25,729
Core deposit intangible, net of accumulated amortization of $11,743 and $8,825 at December 31, 2007 and 2006, respectively		**13,963**	14,750
Goodwill		**140,301**	129,716
Other assets		**26,051**	24,682
Total assets	$	**4,817,330**	4,471,298
Liabilities:			
Non-interest bearing deposits	$	**788,087**	829,355
Interest bearing deposits		**2,396,391**	2,378,178
Advances from Federal Home Loan Bank of Seattle		**538,949**	307,522
Securities sold under agreements to repurchase		**178,041**	170,216
Other borrowed funds		**223,580**	168,770
Accrued interest payable		**13,281**	11,041
Deferred tax liability		**481**	1,927
Subordinated debentures		**118,559**	118,559
Other liabilities		**31,385**	29,587
Total liabilities		**4,288,754**	4,015,155
Stockholders' Equity:			
Preferred shares, $.01 par value per share. 1,000,000 shares authorized. none issued or outstanding at December 31, 2007 and 2006		**–**	--
Common stock, $.01 par value per share. 117,187,500 and 117,187,500 shares authorized, 53,646,480 and 52,302,820 issued and outstanding at December 31, 2007 and 2006, respectively		**536**	523
Paid-in capital		**374,728**	344,265
Retained earnings - substantially restricted		**150,195**	108,286
Accumulated other comprehensive income		**3,117**	3,069
Total stockholders' equity		**528,576**	456,143
Total liabilities and stockholders' equity	$	**4,817,330**	4,471,298

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Operations

(dollars in thousands, except per share data)		Years ended December 31, 2007	2006	2005
Interest Income:				
Real estate loans	$	**59,664**	52,219	34,506
Commercial loans		**157,644**	119,215	81,359
Consumer and other loans		**48,105**	40,284	28,696
Investment securities and other		**39,347**	41,608	45,424
Total interest income		**304,760**	253,326	189,985
Interest Expense:				
Deposits		**81,459**	58,147	25,705
Federal Home Loan Bank of Seattle advances		**18,897**	20,460	21,489
Securities sold under agreements to repurchase		**7,445**	6,618	2,948
Subordinated debentures		**7,537**	6,050	6,455
Other borrowed funds		**5,953**	3,763	3,381
Total interest expense		**121,291**	95,038	59,978
Net interest income		**183,469**	158,288	130,007
Provision for loan losses		**6,680**	5,192	6,023
Net interest income after provision for loan losses		**176,789**	153,096	123,984
Non-Interest Income:				
Service charges and other fees		**37,931**	29,701	24,503
Miscellaneous loan fees and charges		**7,555**	7,371	6,309
Gain on sale of loans		**13,283**	10,819	11,048
Loss on sale of investments		**(8)**	(3)	(138)
Other income		**6,057**	3,954	2,904
Total non-interest income		**64,818**	51,842	44,626
Non-Interest Expense:				
Compensation, employee benefits and related expense		**79,070**	65,419	51,385
Occupancy and equipment expense		**19,152**	15,268	12,851
Advertising and promotions		**6,306**	5,468	4,640
Outsourced data processing expense		**2,755**	2,788	1,839
Core deposit intangibles amortization		**3,202**	2,024	1,470
Other expense		**27,432**	21,583	18,741
Total non-interest expense		**137,917**	112,550	90,926
Earnings before income taxes		**103,690**	92,388	77,684
Federal and state income tax expense		**35,087**	31,257	25,311
Net Earnings	$	**68,603**	61,131	52,373
Basic earnings per share	$	**1.29**	1.23	1.12
Diluted earnings per share	$	**1.28**	1.21	1.09

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2007, 2006, and 2005

(dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Paid-in capital	Retained earnings substantially restricted	Accumulated other comprehensive income	Total stockholders' equity
Balance at December 31, 2004	46,030,145	$ 460	227,399	36,391	5,934	270,184
Comprehensive income:						
Net earnings	--	--	--	52,373	--	52,373
Unrealized loss on securities, net of reclassification adjustment and taxes	--	--	--	--	(5,113)	(5,113)
Total comprehensive income	--	--	--	--	--	47,260
Cash dividends declared ($.40 per share)	--	--	--	(19,051)	--	(19,051)
Stock options exercised	596,655	6	5,152	--	--	5,158
Stock issued in connection with acquisitions	1,632,021	17	28,421	--	--	28,438
Acquisition of fractional shares	--	--	(8)	--	--	(8)
Tax benefit from stock related compensation	--	--	1,258	--	--	1,258
Balance at December 31, 2005	48,258,821	$ 483	262,222	69,713	821	333,239
Comprehensive income:						
Net earnings	--	--	--	61,131	--	61,131
Unrealized gain on securities, net of reclassification adjustment and taxes	--	--	--	--	2,248	2,248
Total comprehensive income	--	--	--	--	--	63,379
Cash dividends declared ($.45 per share)	--	--	--	(22,558)	--	(22,558)
Stock options exercised	639,563	6	6,700	--	--	6,706
Stock issued in connection with acquisitions	1,904,436	19	41,431	--	--	41,450
Public offering of stock issued	1,500,000	15	29,418			29,433
Acquisition of fractional shares	--	--	(5)	--	--	(5)
Tax benefit from stock related compensation	--	--	4,499	--	--	4,499
Balance at December 31, 2006	52,302,820	$ 523	344,265	108,236	3,069	456,143
Comprehensive income:						
Net earnings	--	--	--	68,603	--	68,603
Unrealized gain on securities, net of reclassification adjustment and taxes	--	--	--	--	48	48
Total comprehensive income	--	--	--	--	--	68,651
Cash dividends declared ($.50 per share)	--	--	--	(26,694)	--	(26,694)
Stock options exercised	550,080	6	6,148	--	--	6,154
Stock issued in connection with acquisition	793,580	7	18,993	--	--	19,000
Stock-based compensation and tax benefit	--	--	5,322	--	--	5,322
Balance at December 31, 2007	53,646,480	$ 536	374,728	150,195	3,117	528,576

Disclosure of reclassification amount:		Year ended December 31, 2007	2006	2005
Unrealized and realized holding gain (loss) arising during the year	$	70	3,706	(8,574)
Tax (expense) benefit		(27)	(1,460)	3,377
Net after tax		43	2,246	(5,197)
Reclassification adjustment for net loss included in net income		8	3	138
Tax benefit		(3)	(1)	(54)
Net after tax		5	2	84
Net change in unrealized gain (loss) on available-for-sale securities	$	48	2,248	(5,113)

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Cash Flows

(dollars in thousands)	Years ended December 31, 2007	2006	2005
OPERATING ACTIVITIES :			
Net earnings $	68,603	61,131	52,373
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Mortgage loans held for sale originated or acquired	(618,523)	(484,170)	(455,429)
Proceeds from sales of mortgage loans held for sale	626,818	482,394	462,115
Provision for loan losses	6,680	5,192	6,023
Depreciation of premises and equipment	8,508	6,746	5,349
Amortization of core deposit intangible	3,202	2,024	1,470
Loss on sale of investments	8	3	138
Gain on sale of loans	(13,283)	(10,819)	(11,048)
Amortization of investment securities premiums and discounts, net	2,737	4,853	8,846
Federal Home Loan Bank of Seattle stock dividends	–	–	(180)
Gain on sale of Western's Lewistown branch	(1,575)	–	–
Deferred tax expense (benefit)	1,569	(931)	(2,204)
Stock compensation expense, net of tax benefits	2,187	2,149	–
Excess tax benefits related to the exercise of stock options	(1,745)	(1,217)	–
Tax benefit from stock related compensation	–	–	1,258
Net decrease (increase) in accrued interest receivable	44	(1,611)	(890)
Net increase in accrued interest payable	2,162	2,398	1,949
Net increase in current income taxes	970	1,791	1,308
Net (increase) decrease in other assets	(1,890)	(1,439)	2,394
Net increase (decrease) in other liabilities	1,988	(772)	3,512
NET CASH PROVIDED BY OPERATING ACTIVITIES	88,460	67,722	76,984
INVESTING ACTIVITIES:			
Proceeds from sales, maturities and prepayments of investment securities available-for-sale	273,323	223,064	419,524
Purchases of investment securities available-for-sale	(88,715)	(59,007)	(164,901)
Principal collected on installment and commercial loans	1,125,275	1,050,666	781,848
Installment and commercial loans originated or acquired	(1,598,253)	(1,348,217)	(1,150,877)
Principal collections on mortgage loans	455,713	438,319	470,450
Mortgage loans originated or acquired	(359,484)	(556,954)	(507,471)
Net purchase of FHLB and FRB stock	(3,854)	(455)	(1,995)
Net cash received for acquisition of banks and branches	8,953	43,086	6,265
Net cash paid for sale of Western's Lewistown branch	(6,846)	–	–
Net addition of premises and equipment	(18,033)	(22,241)	(17,359)
NET CASH USED IN INVESTING ACTIVITIES	(211,921)	(231,739)	(164,516)
FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	(97,214)	243,088	346,577
Net increase (decrease) in FHLB advances	231,427	(96,219)	(439,545)
Net increase in securities sold under repurchase agreements	7,825	31,424	53,372
Net increase (decrease) in other borrowed funds	54,810	(18,925)	182,634
Proceeds from issuance of subordinated debentures	–	65,000	–
Repayment of subordinated debentures	–	(35,000)	–
Cash dividends paid	(26,694)	(22,558)	(19,051)
Excess tax benefits related to the exercise of stock options	1,745	1,217	–
Proceeds from exercise of stock options and other stock issued	6,154	36,403	5,158
Cash paid for stock dividends	–	(5)	(8)
NET CASH PROVIDED BY FINANCING ACTIVITIES	178,053	204,425	129,137
NET INCREASE IN CASH AND CASH EQUIVALENTS	54,592	40,408	41,605
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	173,017	132,609	91,004
CASH AND CASH EQUIVALENTS AT END OF YEAR $	227,609	173,017	132,609
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest $	118,840	90,230	57,404
Cash paid during the year for income taxes $	34,798	31,031	24,808

The following schedule summarizes the acquisition of Bank Holding Co. and subsidiaries in 2007, 2006 and 2005

	North Side State Bank	Citizens Develop. Company	First National Bank of Morgan	First State Bank	Citizens Bank Holding Co.	First National Banks - West Co.
Acquired	April 30, 2007	Oct. 1, 2006	Sept. 1, 2006	Oct. 31, 2005	April 1, 2005	Feb. 28, 2005
Fair Value of assets acquired	$ 128,252	457,027	88,595	152,592	126,394	267,126
Cash paid for the capital stock	8,953	47,176	10,109	2,100	8,602	41,000
Capital stock issued	19,000	31,451	9,999	19,723	8,715	-
Liabilities assumed	100,348	379,831	68,486	130,663	109,077	226,126

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) General

Glacier Bancorp, Inc. ("Company") is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation incorporated in 1990. The Company is a multi-bank holding company that provides a full range of banking services to individual and corporate customers in Montana, Idaho, Wyoming, Utah and Washington through its subsidiary banks. The subsidiary banks are subject to competition from other financial service providers. The subsidiary banks are also subject to the regulations of certain government agencies and undergo periodic examinations by those regulatory authorities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuations related to investments, business combinations and real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan and lease losses and other valuation estimates management obtains independent appraisals for significant items.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its eleven wholly-owned operating subsidiaries, Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Big Sky Western Bank ("Big Sky"), Valley Bank of Helena ("Valley"), Glacier Bank of Whitefish ("Whitefish"), and First Bank of Montana ("First Bank-MT"), all located in Montana, Mountain West Bank ("Mountain West") and Citizens Community Bank ("Citizens") located in Idaho, 1st Bank ("1st Bank") located in Wyoming, and First National Bank of Morgan ("Morgan") located in Utah. All significant inter-company transactions have been eliminated in consolidation.

On April 30, 2007, North Side State Bank ("North Side") in Rock Springs, Wyoming was acquired and became a branch of 1st Bank. On October 1, 2006, Citizens Development Company ("CDC") and its five banking subsidiaries located across Montana were acquired. The CDC subsidiaries include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change for First Security, Western, and Glacier. On June 22, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank of Montana. On September 1, 2006, Morgan including its one branch office in Mountain Green, Utah was acquired.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and regulatory agencies, interest bearing deposits and federal funds sold with original maturities of three months or less.

(d) Investment Securities

Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity. As of December 31, 2007 and 2006, the Company only holds available-for-sale securities. For additional information relating to investments, see Note 3.

Premiums and discounts on investment securities are amortized or accreted into income using a method that approximates the level-yield interest method. The cost of any investment, if sold, is determined by specific identification. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.

The Company holds stock in the Federal Home Loan Bank ("FHLB") of Seattle and the Federal Reserve Bank ("FRB"). FHLB and FRB stocks are restricted because they may only be sold to another member institution or the FHLB or FRB at their par values. Due to restrictive terms, and the lack of a readily determinable market value, FHLB and FRB stocks are carried at cost.

1. Summary of Significant Accounting Policies ... continued

(e) Loans Receivable
Loans that are intended to be held to maturity are reported at their unpaid principal balance less charge-offs, specific valuation accounts, and any deferred fees or costs on originated loans. Purchased loans are reported net of unamortized premiums or discounts. Interest income is reported on the interest method and includes discounts and premiums on purchased loans and net loan fees on originated loans which are amortized over the expected life of loans using methods that approximate the effective interest method. For additional information relating to loans, see Note 4.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal unless such past due loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

(f) Loans Held for Sale
Mortgage and commercial loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income. A sale is recognized when the Company surrenders control of the loan and consideration, other than beneficial interests in the loan, is received in exchange. A gain is recognized to the extent the selling price exceeds the carrying value.

(g) Allowance for loan and lease losses
Based upon management's analysis of the Company's loan and lease portfolio, the balance of the allowance is an estimate of probable credit losses known and inherent in the loan and lease portfolio as of the date of the consolidated financial statements. The allowance for loan and lease losses is increased by provisions for credit losses which are charged to expense. The portions of loan balances determined by management to be uncollectible are charged off in reduction of the allowance. Recoveries of amounts previously charged off are credited as an increase to the allowance.

The allowance for estimated losses on loans and leases is determined by each bank subsidiary based upon past loss experience, adjusted for changes in trends and conditions of the certain items, including:

- Adverse situations that may affect specific borrowers' ability to repay;
- Current collateral values, where appropriate;
- Delinquencies and non-performing loans;
- Amount and timing of future cash flows expected on impaired loans;
- Criticized and classified loans;
- Credit concentrations by credit type, industry, geography;
- Recoveries and dispositions of balances previously charge-off;
- Volume and terms of loans;
- Loan size and complexity;
- Competition and bank size;
- Local market areas and national economic conditions;
- Effects of changes in lending policies and procedures;

1. Summary of Significant Accounting Policies ... continued

- Experience, ability, and depth of lending management and credit administration staff; and
- Effects of legal and regulatory developments.

Individually significant loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan and lease losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For collateral dependent loans, impairment is measured by the current value of the collateral, reduced by anticipated costs of disposition. The Company considers its investment in one-to-four residential loans, consumer and home equity loans to be homogeneous and therefore evaluates such loans for impairment on a pooled basis.

(h) Premises and Equipment
Premises and equipment are stated at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease. The estimated useful life for office buildings is 15 - 40 years and the estimated useful life for furniture, fixtures, and equipment is 3 - 10 years. Interest is capitalized for any significant building projects. For additional information relating to premises and equipment, see Note 5.

(i) Real Estate Owned
Property acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of cost or estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized and the asset carrying value is reduced.

(j) Business Combinations and Intangible Assets
Acquisitions are accounted for using the purchase accounting method as prescribed by Statement of Financial Accounting Standard ("SFAS") Number ("No.") 141, *Business Combinations*. Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets. Goodwill is recorded for the residual amount in excess of the net fair values.

Adjustment of the allocated purchase price may be required for pre-acquisition contingencies of the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination. The allocation period is generally limited to one year following consummation of a business combination.

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. The useful life of the core deposit intangible is reevaluated on an annual basis, with any changes in estimated useful life accounted for prospectively over the revised remaining life. For additional information relating to core deposit intangibles, see Note 6.

On an annual basis, as required by SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment at the subsidiary level annually during the third quarter. In addition, goodwill of a subsidiary shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For additional information relating to goodwill, see Note 6.

(k) Income Taxes
Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For additional information relating to income taxes, see Note 12.

1. Summary of Significant Accounting Policies ... continued

(l) Advertising and Promotion
Advertising and promotion costs are recognized in the period incurred.

(m) Stock-based Compensation
In December 2004, the FASB issued SFAS No. 123 (R), *Share-Based Payment*, which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (R) requires that the compensation cost relating to the share-based payment transactions be recognized in the financial statements over the requisite service period. The Statement covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee purchase plans. The Statement requires entities to measure the cost of the employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123 (R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company adopted SFAS No. 123 (R) *Share-Based Payment*, as of January 1, 2006 and, accordingly, has determined compensation cost based on the fair value of the stock options at the grant date. FASB also issued several Staff Positions during 2005 and 2006 and all applicable positions are being followed by the Company. The Company adopted the modified prospective transition method in reporting financial statement results in the current and for future reporting periods. Under the modified prospective method, SFAS No. 123 (R) applies to new awards and to awards modified, repurchased, or cancelled after the effective date; accordingly, the prior interim and annual periods do not reflect restated amounts. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is the vesting period. Compensation cost related to the non-vested portion of awards outstanding as of the date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, the Company is not required to re-measure the grant-date fair value estimate of the unvested portion of award granted prior to the effective date of SFAS No. 123 (R).

The Company had applied APB Opinion No. 25 and related interpretations in accounting for the stock-based compensation prior to January 1, 2006. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and, therefore, no compensation cost was recognized in prior years. For additional information relating to stock-based compensation, see Note 15.

(n) Long-lived Assets
Long-lived assets, including core deposit intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 2007 and 2006, no assets were considered impaired.

(o) Mortgage Servicing Rights
The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Loan servicing rights are initially recorded at fair value based on comparable market quotes and are amortized as other expense in proportion to and over the period of estimated net servicing income. Loan servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Impairment adjustments, if any, are recorded through a valuation allowance. For additional information relating to mortgage servicing rights, see Note 6.

As of December 31, 2007 and 2006, the carrying value of mortgage servicing rights was approximately $1,262,000 and $1,168,000, respectively. Amortization expense of $188,000, $193,000, and $276,000 was recognized in the years ended December 31, 2007, 2006, and 2005, respectively. The servicing rights are included in other assets on the balance sheet and are amortized over the period of estimated net servicing income. There was no impairment of carrying value at December 31, 2007 or 2006. At December 31, 2007, the fair value of mortgage servicing rights was approximately $1,519,000.

(p) Earnings Per Share
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential shares had been issued, as well as any adjustment to income that would result from the issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, and are determined using the treasury stock method. Previous period amounts are restated for the effect of stock dividends and splits. For additional information relating earnings per share, see Note 14.

1. Summary of Significant Accounting Policies ... continued

(q) Stock Split
On November 29, 2006, the Board of Directors declared a three-for-two stock split, payable to shareholders of record on December 11, 2006, payable December 14, 2006. On April 26, 2005 the Board of Directors declared a five-for-four stock split, payable to shareholders of record on May 10, 2005, payable May 26, 2005. All prior period amounts have been restated to reflect the stock splits.

(r) Leases
The Company leases certain land, premises and equipment from third parties under operating and capital leases. The lease payments for operating lease agreements are recognized on a straight-line basis. The present value of the future minimum rental payments for capital leases is recognized as an asset when the lease is formed. Lease improvements incurred at the inception of the lease are recorded as an asset and depreciated over the initial term of the lease and lease improvements incurred subsequently are depreciated over the remaining term of the lease. For additional information relating to leases, see Note 19.

(s) Comprehensive Income
Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses, net of tax expense (benefit), on available-for-sale securities.

(t) Reclassifications
Certain reclassifications have been made to the 2006 and 2005 financial statements to conform to the 2007 presentation.

2. Cash on Hand and in Banks

The subsidiary banks are required to maintain an average reserve balance with either the Federal Reserve or in the form of cash on hand. The amount of this required reserve balance at December 31, 2007 was $9,500,000.

3. Investment Securities, Available for Sale

A comparison of the amortized cost and estimated fair value of the Company's investment securities designated as available-for-sale is presented below.

INVESTMENTS AS OF DECEMBER 31, 2007

(dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agency:					
maturing within one year	3.66% $	2,550	3	-	2,553
Government Sponsored Enterprises:					
maturing within one year	4.86%	947	-	(1)	946
maturing after one year through five years	0.00%	-	-	-	-
maturing after five years through ten years	7.06%	280	-	(1)	279
maturing after ten years	6.47%	87	1	-	88
	5.43%	1,314	1	(2)	1,313
State and Local Governments and other issues:					
maturing within one year	3.82%	1,741	5	(1)	1,745
maturing after one year through five years	4.30%	3,928	45	(2)	3,971
maturing after five years through ten years	4.96%	16,847	932	(2)	17,777
maturing after ten years	5.09%	255,109	8,999	(319)	263,789
	5.06%	277,625	9,981	(324)	287,282
Mortgage-backed Securities	4.55%	346,085	693	(3,405)	343,373
FHLMC and FNMA stock	5.74%	7,593	-	(1,804)	5,789
OTHER INVESTMENTS:					
Certificates of Deposits with over 90 day maturity	5.06%	199	-	-	199
FHLB and FRB stock, at cost	1.72%	59,815	-	-	59,815
Total Investments	4.52% $	695,181	10,678	(5,535)	700,324

3. Investment Securities, Available for Sale . . . continued

INVESTMENTS AS OF DECEMBER 31, 2006

(dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agency:					
maturing within one year	4.78% $	10,982	-	(6)	10,976
Government Sponsored Enterprises:					
maturing within one year	4.90%	8,177	-	(17)	8,160
maturing after one year through five years	5.15%	648	-	-	648
maturing after five years through ten years	7.73%	352	5	-	357
maturing after ten years	6.68%	153	1	-	154
	5.05%	9,330	6	(17)	9,319
State and Local Governments and other issues:					
maturing within one year	3.65%	2,190	2	(1)	2,191
maturing after one year through five years	4.08%	5,736	43	(21)	5,758
maturing after five years through ten years	4.92%	15,180	818	(11)	15,987
maturing after ten years	5.12%	276,756	11,794	(86)	288,464
	5.08%	299,862	12,657	(119)	312,400
Mortgage-backed Securities	4.21%	434,224	195	(7,869)	426,550
FHLMC and FNMA stock	5.74%	7,593	218	-	7,811
OTHER INVESTMENTS:					
Certificates of Deposits with over 90 day maturity	4.83%	2,864	-	-	2,864
FHLB and FRB stock, at cost	1.26%	55,717	-	-	55,717
Total Investments	4.36% $	820,572	13,076	(8,011)	825,637

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal. Weighted yields on tax-exempt investment securities exclude the tax effect.

The amortized cost of securities was as follows at:

(dollars in thousands)	December 31, 2005
Government Sponsored Enterprises	$ 5,859
State and Local Governments and Other Issues	303,126
Mortgage-backed Securities	596,503
FHLMC and FNMA stock	7,593
Certificates of Deposits with over 90 day maturity	2,085
FHLB and FRB stock	53,529
	$ 968,700

3. Investment Securities, Available for Sale...continued

Investments with an unrealized loss position at December 31, 2007:

(dollars in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government Sponsored Enterprises............................ $	739	2	-	-	739	2
State and Local Governments and other issues..................	19,762	287	4,371	37	24,133	324
Mortgage-backed Securities......................................	34,178	388	222,449	3,017	256,627	3,405
FHLMC stock..	5,696	1,804	-	-	5,696	1,804
Total temporarily impaired securities $	60,375	2,481	226,820	3,054	287,195	5,535

Investments with an unrealized loss position at December 31, 2006:

(dollars in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and Federal Agency.......................... $	10,976	6	-	-	10,976	6
Government Sponsored Enterprises............................	4,688	2	4,003	15	8,691	17
State and Local Governments and other issues..................	7,241	43	9,039	76	16,280	119
Mortgage-backed Securities......................................	6,393	26	406,218	7,843	412,611	7,869
Total temporarily impaired securities $	29,298	77	419,260	7,934	448,558	8,011

As of December 31, 2007, there were 188 investments in an unrealized loss position and were considered to be temporarily impaired and therefore an impairment charge has not been recorded. Mortgage-backed securities have the largest unrealized loss. These securities have underlying collateral consisting of U.S. Government Sponsored Enterprise guaranteed mortgages. The unrealized losses are primarily a function of changes in market interest rates between the issue dates and the current measurement date. The fair value of these securities declined from $412,611,000 at December 31, 2006 to $256,627,000 at December 31, 2007, and the unrealized loss declined from 1.9 percent of fair value to 1.3 percent of fair value for those same years. With the continued principal reductions on these securities, and the potential for increased fair value in the event of declines in intermediate term interest rates, the unrealized losses are considered temporary.

Interest income includes tax-exempt interest for the years ended December 31, 2007, 2006, and 2005 of $13,427,000, $13,901,000, and $13,867,000, respectively.

Gross proceeds from sales of investment securities for the years ended December 31, 2007, 2006, and 2005 were approximately $55,501,000, $488,000 and $116,139,000, respectively, resulting in gross gains of approximately $1,000, $0 and $471,000 and gross losses of approximately $9,000, $3,000 and $609,000 respectively. The cost of any investment sold is determined by specific identification.

At December 31, 2007, the Company had investment securities with carrying values of approximately $576,963,000 pledged as security for deposits of several local government units, securities sold under agreements to repurchase, and as collateral for treasury borrowings. At December 31, 2007, the Company had qualified investment securities with carrying values of approximately $24,646,000 pledged as collateral for advances with the FHLB.

4. Loans Receivable, Net and Loans Held for Sale

The following is a summary of loans receivable, net and loans held for sale at:

(dollars in thousands)		December 31, 2007	2006
Residential first mortgage	$	**689,238**	758,921
Loans held for sale		**40,123**	35,135
Commercial real estate		**1,617,076**	1,165,617
Other commercial		**636,351**	691,667
Consumer		**206,724**	218,640
Home equity		**432,217**	356,477
		3,621,729	3,226,457
Net deferred loan fees, premiums and discounts		**(10,194)**	(11,674)
Allowance for loan and lease losses		**(54,413)**	(49,259)
	$	**3,557,122**	3,165,524

The following is a summary of activity in allowance for loan and lease losses:

(dollars in thousands)		Years ended December 31, 2007	2006	2005
Balance, beginning of period	$	**49,259**	38,655	26,492
Acquisitions		**639**	6,091	6,627
Net charge offs		**(2,165)**	(679)	(487)
Provision		**6,680**	5,192	6,023
Balance, end of period	$	**54,413**	49,259	38,655

Following is an allocation of the allowance for loan and lease losses and the percent of loans in each category at:

		December 31, 2007			December 31, 2006	
(dollars in thousands)		**Amount**	**Percent of of loans in category**		Amount	Percent of of loans in category
Residential first mortgage and loans held for sale	$	**4,755**	**20.2%**	$	5,421	24.6%
Commercial real estate		**23,010**	**44.6%**		16,741	36.1%
Other commercial		**17,453**	**17.6%**		18,361	21.5%
Consumer		**4,680**	**11.9%**		4,649	6.8%
Home equity		**4,515**	**5.7%**		4,087	11.0%
	$	**54,413**	**100.0%**	$	49,259	100.0%

4. Loans Receivable, Net and Loans Held for Sale . . . continued

The following is a summary of the non-performing loans:

(dollars in thousands)		Years ended December 31, 2007	2006	2005
Impaired loans	$	**12,152**	6,065	5,252
Average recorded investment in impaired loans		**7,311**	5,451	5,090
Impairment allowance		**2,827**	-	-
Non-accrual loans		**8,560**	6,065	5,252
Accruing loans 90 days or more overdue		**2,685**	1,345	4,505

Interest income that would have been recorded on non-accrual loans if such loans had been current for the entire period would have been approximately $683,000, $462,000, and $359,000 for the years ended December 31, 2007, 2006, and 2005. Interest income recognized on non-accruing loans for the years ended December 31, 2007, 2006, and 2005 was not significant.

At December 31, 2007, the Company had $2,084,698,000 in variable rate loans and $1,537,031,000 in fixed rate loans. The weighted average interest rate on loans was 7.90 percent and 7.64 percent at December 31, 2007 and 2006, respectively. At December 31, 2007, 2006 and 2005, loans sold and serviced for others were $177,173,000, $177,518,000, and $145,279,000, respectively. At December 31, 2007, the Company had qualified loans of approximately $1,678,830,000 pledged as collateral for advances with the FHLB.

Substantially all of the Company's loan receivables are with customers within the Company's market areas. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the economic performance in the Company's market areas. The subsidiary banks are subject to regulatory limits for the amount of loans to any individual borrower and all subsidiary banks are in compliance as of December 31, 2007. No borrower had outstanding loans or commitments exceeding 10 percent of the Company's consolidated stockholders' equity as of December 31, 2007.

The combined total of lot acquisition loans to borrowers who intend to construct a primary residence on the lot, and other construction and land acquisition and development loans is $1,020,901,000 and represents 28.3 percent of the total loans as of December 31, 2007. The December 31, 2006 total was $789,000,000, or 24.5 percent of total loans. Increases incurred in each subsidiary with the largest amounts outstanding centered in the high growth areas of Western Montana, and Couer d'Alene, Sandpoint, and Boise Idaho. The geographic dispersion, in addition to the normal credit standards described in the above paragraphs, further mitigates the risk of loss in the portfolio.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company did not have any outstanding commitments on impaired loans as of December 31, 2007.

The Company had outstanding commitments as follows:

(dollars in thousands)		December 31, 2007	2006
Loans and loans in process	$	**682,679**	653,056
Unused consumer lines of credit		**249,397**	224,455
Letters of credit		**72,105**	63,375
	$	**1,004,181**	940,886

Substantially all of the loans held for sale at December 31, 2007 and 2006 were committed to be sold.

4. Loans Receivable, Net and Loans Held for Sale . . . continued

The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2007 and 2006 was approximately $97,790,000 and $93,258,000. During 2007, new loans to such related parties were approximately $59,047,000 and repayments were approximately $54,515,000.

5. Premises and Equipment, Net

Premises and equipment, net consist of the following at:

(dollars in thousands)		December 31, 2007	December 31, 2006
Land	$	**19,339**	18,573
Office buildings and construction in progress		**104,281**	91,964
Furniture, fixtures and equipment		**47,806**	42,187
Leasehold improvements		**5,347**	4,302
Accumulated depreciation		**(53,024)**	(46,267)
	$	**123,749**	110,759

Depreciation expense for the years ended December 31, 2007, 2006, and 2005 was $8,508,000, $6,746,000, and $5,349,000, respectively. Interest expense capitalized for various construction projects for the years ended December 31, 2007 and 2006 was $264,000 and $297,000, respectively, and there was no interest capitalized for the year ended December 31, 2005.

6. Goodwill and Other Intangible Assets

The following table sets forth information regarding the Company's core deposit intangibles and mortgage servicing rights:

(dollars in thousands)		Core Deposit Intangible	Mortgage Servicing Rights (1)	Total
As of December 31, 2007				
Gross carrying value	$	25,706		
Accumulated amortization		(11,743)		
Net carrying value	$	13,963	1,262	15,225
As of December 31, 2006				
Gross carrying value	$	23,575		
Accumulated amortization		(8,825)		
Net carrying value	$	14,750	1,168	15,918
Weighted-Average Amortization Period				
(Period in years)		10.0	9.8	10.0
Aggregate Amortization Expense				
For the year ended December 31, 2007	$	3,202	188	3,390
For the year ended December 31, 2006	$	2,024	193	2,217
For the year ended December 31, 2005		1,470	276	1,746
Estimated Amortization Expense				
For the year ended December 31, 2008	$	3,032	85	3,117
For the year ended December 31, 2009		2,738	83	2,821
For the year ended December 31, 2010		2,369	81	2,450
For the year ended December 31, 2011		1,662	79	1,741
For the year ended December 31, 2012		1,300	76	1,376

(1) Gross carrying value and accumulated amortization are not readily available

The following is a summary of activity in goodwill for the year ended December 31, 2007.

(dollars in thousands)		Goodwill
Balance as of December 31, 2006	$	129,716
Sale of Western's Lewistown branch		(454)
Adjustment for FCB-Billings' building		(760)
Adjustment for FCB-Billings' loan		3,605
Acquisition of North Side State Bank		8,233
Other adjustments		(39)
Balance as of December 31, 2007	$	140,301

On April 30, 2007, North Side was acquired and became a branch of 1st Bank. The purchase price included core deposit intangible of $2,524,000 and goodwill of $8,233,000.

As a condition of acquiring First Citizens Bank of Billings, a subsidiary of CDC which was acquired on October 1, 2006, bank regulators required Western to divest of Western's branch in Lewistown, Montana. Western was acquired in February 2001 through the purchase of WesterFed Financial Corporation ("WesterFed"), its parent company. The WesterFed acquisition was accounted for

6. Goodwill and Other Intangible Assets . . . continued

using the purchase method of accounting with a portion of goodwill allocated to Western's Lewistown branch. With the January 2007 sale of the Lewistown branch, $454,000 of goodwill associated with such branch was removed.

In March 2007, Western adjusted its purchase price allocation for First Citizens Bank of Billings based upon new information available to management concerning the estimated fair value of property as of the acquisition date. Accordingly, the fair value of such property was increased by $1,250,000 with a related $490,000 increase in deferred tax liability, resulting in a $760,000 decrease in goodwill.

In February 2007, Western became aware of a preacquisition contingency in regards to a loan that was impaired as of the October 1, 2006 acquisition of First Citizens Bank of Billings. After taking into consideration recoveries, the amount of impairment determined to have occurred on or before the acquisition date is estimated to be $5,948,000 which was considered a reduction of the fair value of the loans on acquisition date with a corresponding after-tax adjustment of $3,605,000 to goodwill. No further adjustment to the fair value of the loan is expected. Management continues to pursue additional recoveries and remedies from the guarantors and other third parties, with any recoveries occurring after September 30, 2007 recorded in earnings in the period in which the recoveries were received or accrued.

7. Deposits

Deposits consist of the following at:

	December 31, 2007			December 31, 2006		
(dollars in thousands)	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts	0.0%	$ 788,087	24.8%	0.0%	$ 829,355	25.9%
NOW accounts	1.0%	472,936	14.9%	0.8%	452,766	14.1%
Savings accounts	1.0%	265,182	8.3%	1.0%	271,932	8.5%
Money market demand accounts	3.6%	803,668	25.2%	3.1%	708,384	22.1%
Certificate of deposits:						
1.00% and lower		1,659	0.1%		2,289	0.1%
1.01% to 2.00%		1,375	0.0%		9,469	0.3%
2.01% to 3.00%		33,130	1.0%		73,793	2.3%
3.01% to 4.00%		154,511	4.9%		179,558	5.6%
4.01% to 5.00%		353,404	11.1%		290,015	9.0%
5.01% to 6.00%		309,345	9.7%		216,682	6.7%
6.01% to 7.00%		134	0.0%		257	0.0%
7.01% and higher		32	0.0%		18	0.0%
Brokered 2.90 to 3.10%		1,015	0.0%		173,015	5.4%
Total certificate of deposits	4.7%	854,605	26.8%	4.0%	945,096	29.4%
Total interest bearing deposits	3.3%	2,396,391	75.2%	2.8%	2,378,178	74.1%
Total deposits	2.5%	$ 3,184,478	100.0%	2.1%	$ 3,207,533	100.0%
Deposits with a balance $100,000 and greater		$ 1,615,558			$ 1,649,029	

7. Deposits . . . continued

At December 31, 2007, scheduled maturities of certificate of deposits are as follows:

		Years ending December 31,				
(dollars in thousands)	**Total**	2008	2009	2010	2011	Thereafter
1.00% and lower.................... $	**1,659**	1,547	112	--	--	--
1.01% to 2.00%....................	**1,375**	1,257	114	--	2	2
2.01% to 3.00%....................	**33,130**	28,804	3,358	153	120	695
3.01% to 4.00%....................	**154,511**	122,818	20,089	6,219	2,903	2,482
4.01% to 5.00%....................	**353,404**	284,584	36,577	20,648	5,687	5,908
5.01% to 6.00%....................	**309,345**	258,147	28,337	10,113	8,495	4,253
6.01% to 7.00%....................	**134**	111	--	23	--	--
7.01% to 8.00%....................	**32**	13	--	--	--	19
Brokered 2.90 to 5.05%	**1,015**	1,015	--	--	--	--
$	**854,605**	698,296	88,587	37,156	17,207	13,359

Interest expense on deposits is summarized as follows:

	Years ended December 31,		
(dollars in thousands)	**2007**	2006	2005
NOW accounts .... $	**4,708**	2,976	889
Savings accounts	**2,679**	2,336	1,130
Money market demand accounts..	**27,248**	18,043	7,552
Certificate of deposits..	**46,824**	34,792	16,134
$	**81,459**	58,147	25,705

The Company reclassified approximately $4,115,000 and $3,837,000 of overdraft demand deposits to loans as of December 31, 2007 and 2006, respectively. The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of deposits with such related parties at December 31, 2007, and 2006 was approximately $67,241,000 and $70,991,000, respectively.

8. Advances from FHLB of Seattle

Advances from the FHLB consist of the following:

	Maturing in years ending December 31,						Totals as of December 31,	
(dollars in thousands)	2008	2009	2010	2011	2012	Thereafter	**2007**	2006
2.01% to 3.00%.......... $	--	--	--	--	--	--	--	87,500
3.01% to 4.00%..........	3,000	250	750	--	40,000	--	**44,000**	57,600
4.01% to 5.00%..........	429,917	2,000	-	493	42,000	804	**475,214**	46,075
5.01% to 6.00%..........	18,133	1	-	--	--	1,105	**19,239**	114,878
6.01% to 7.00%..........	74	48	24	--	--	250	**396**	1,069
7.01% to 8.00%..........	100	--	--	--	--	--	**100**	400
$	451,224	2,299	774	493	82,000	2,159	**538,949**	307,522

These advances are collateralized by stock of the FHLB of Seattle owned by the Company and a blanket assignment of the unpledged qualifying loans and investments. The total amount of advances available, subject to collateral availability, as of December 31, 2007 was approximately $399,563,000.

8. Advances from FHLB of Seattle... continued

The weighted average fixed interest rate on these advances was 4.41 percent and 4.15 percent at December 31, 2007 and 2006, respectively. As of December 31, 2007, the FHLB holds callable options, which may be exercised after a predetermined time as shown below as of December 31, 2007:

(dollars in thousands)	Amount	Interest Rate	Maturity	Earliest Call
Call Terms				
Quarterly at FHLB option .... $	3,000	5.37%	2008	2008
Quarterly at FHLB option	15,000	5.52%	2008	2008
If three month LIBOR is greater than 8% on quarterly measurement date after initial term..................	82,000	3.49% - 4.83%	2012	2008
$	100,000			

9. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase consist of the following at:

December 31, 2007 (dollars in thousands)		**Repurchase amount**	**Weighted average fixed rate**		**Book value of underlying assets**	**Market value of underlying assets**
Securities sold under agreements to repurchase within:						
Overnight	$	**177,392**	**3.56%**		**183,909**	**183,404**
Term over 90 days		**649**	**5.05%**		**654**	**658**
	$	**178,041**	**3.57%**	$	**184,563**	**184,062**

December 31, 2006 (dollars in thousands)						
Securities sold under agreements to repurchase within:						
Overnight	$	150,601	4.57%		155,622	154,561
Term up to 30 days		10,191	3.62%		9,386	9,331
Term over 90 days		9,424	5.07%		9,743	10,096
	$	170,216	4.54%	$	174,751	173,988

The securities, consisting of U.S. Agency and U.S. Government Sponsored Enterprises issued or guaranteed mortgage-backed securities, subject to agreements to repurchase are for the same securities originally sold, and are held in a custody account by a third party. For the years ended December 31, 2007 and 2006, securities sold under agreements to repurchase averaged approximately $171,290,000 and $153,314,000, respectively, and the maximum outstanding at any month end during the year was approximately $193,421,000 and $164,338,000, respectively.

10. Subordinated Debentures

Trust Preferred Securities were issued by the Company's four trust subsidiaries, whose common stock is wholly-owned by the Company, in conjunction with the Company issuing Subordinated Debentures to the trust subsidiaries. The terms of the Subordinated Debentures are the same as the terms of the Trust Preferred Securities. The Company guaranteed the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the trust subsidiaries. The obligations of the Company under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of all trusts under the Trust Preferred Securities.

The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or the earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Interest distributions are payable quarterly. The Company may defer the payment of interest at any time from time to time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank, the Trust Preferred Securities may be redeemed at par prior to maturity at the Company's option on or after the redemption date. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) for the Trusts in the event of unfavorable changes in laws or regulations that result in (1) subsidiary trusts becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the Company on the Subordinated

Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the trusts to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier 1 Capital" under the Federal Reserve Bank capital adequacy guidelines.

The terms of the Subordinated Debentures, arranged by maturity date, is reflected in the table below:

Debentures issued to (dollars in thousands)	Amount	Rate at December 31, 2007	Fixed/ Variable	Rate upon conversion to Variable	Maturity Date	Redemption Date
Glacier Capital Trust II.........	$ 46,393	5.788%	Fixed 5 years	3 mo LIBOR plus 2.75%	04/07/34	04/07/09
Citizens Capital Trust I.........	5,155	3 mo Libor plus 2.65%	Variable	unchanged	06/17/34	06/17/09
Glacier Capital Trust III........	36,083	6.078%	Fixed 5 years	3 mo LIBOR plus 1.29%	04/07/36	04/07/11
Glacier Capital Trust IV........	30,928	7.235%	Fixed 5 years	3 mo LIBOR plus 1.57%	09/15/36	09/15/11
	$ 118,559					

11. Regulatory Capital

The Federal Reserve Bank has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company. The following table illustrates the Federal Reserve Bank's adequacy guidelines and the Company's and subsidiaries banks' compliance with those guidelines as of December 31, 2007. Three of the five subsidiaries acquired as result of the acquisition of CDC were merged into other Company subsidiaries during 2007 and their regulatory capital was transferred to and included in the Company subsidiary into which each CDC bank was merged. For the year ended December 31, 2006 regulatory capital, the regulatory capital is combined for the five CDC subsidiaries.

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to risk weighted assets)						
Consolidated	484,394	12.17%	159,261	4.00%	238,892	6.00%
Mountain West	88,962	10.45%	34,056	4.00%	51,085	6.00%
Glacier	85,467	10.75%	31,810	4.00%	47,715	6.00%
First Security	87,818	13.67%	25,705	4.00%	38,558	6.00%
Western	57,212	14.22%	16,092	4.00%	24,139	6.00%
1st Bank	32,659	11.27%	11,589	4.00%	17,383	6.00%
Big Sky	33,497	11.04%	12,136	4.00%	18,204	6.00%
Valley	24,948	11.68%	8,545	4.00%	12,817	6.00%
Whitefish	18,671	10.96%	6,814	4.00%	10,221	6.00%
Citizens	17,724	11.92%	5,948	4.00%	8,923	6.00%
First Bank-MT	12,353	10.79%	4,578	4.00%	6,867	6.00%
Morgan	8,841	14.10%	2,508	4.00%	3,761	6.00%
Total capital (to risk weighted assets)						
Consolidated	534,221	13.42%	318,523	8.00%	398,153	10.00%
Mountain West	99,351	11.67%	68,113	8.00%	85,141	10.00%
Glacier	94,773	11.92%	63,620	8.00%	79,525	10.00%
First Security	95,878	14.92%	51,410	8.00%	64,263	10.00%
Western	62,263	15.48%	32,185	8.00%	40,231	10.00%
1st Bank	36,218	12.50%	23,178	8.00%	28,972	10.00%
Big Sky	37,300	12.29%	24,273	8.00%	30,341	10.00%
Valley	27,621	12.93%	17,089	8.00%	21,362	10.00%
Whitefish	20,651	12.12%	13,629	8.00%	17,036	10.00%
Citizens	19,588	13.17%	11,897	8.00%	14,871	10.00%
First Bank-MT	13,785	12.04%	9,156	8.00%	11,445	10.00%
Morgan	9,625	15.35%	5,015	8.00%	6,269	10.00%
Tier 1 capital (to average assets)						
Consolidated	484,394	10.48%	184,865	4.00%	231,081	5.00%
Mountain West	88,962	9.01%	39,497	4.00%	49,371	5.00%
Glacier	85,467	9.62%	35,553	4.00%	44,441	5.00%
First Security	87,818	11.11%	31,619	4.00%	39,523	5.00%
Western	57,212	11.18%	20,470	4.00%	25,588	5.00%
1st Bank	32,659	7.41%	17,623	4.00%	22,029	5.00%
Big Sky	33,497	11.17%	11,997	4.00%	14,996	5.00%
Valley	24,948	9.03%	11,057	4.00%	13,821	5.00%
Whitefish	18,671	9.63%	7,753	4.00%	9,691	5.00%
Citizens	17,724	10.10%	7,017	4.00%	8,772	5.00%
First Bank-MT	12,353	9.26%	5,334	4.00%	6,668	5.00%
Morgan	8,841	10.41%	3,398	4.00%	4,248	5.00%

11. Regulatory Capital. . . continued

The following table illustrates the Federal Reserve Bank's adequacy guidelines and the Company's and subsidiary banks' compliance with those guidelines as of December 31, 2006:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to risk weighted assets)						
Consolidated.............	424,479	12.10%	140,350	4.00%	210,525	6.00%
Mountain West.........	74,222	10.39%	28,567	4.00%	42,851	6.00%
Glacier......................	71,462	11.12%	25,696	4.00%	38,544	6.00%
First Security.............	76,408	13.58%	22,501	4.00%	33,752	6.00%
CDC....................	33,711	10.88%	12,388	4.00%	18,582	6.00%
Western.....................	46,949	15.12%	12,422	4.00%	18,633	6.00%
1st Bank................	19,899	10.24%	7,773	4.00%	11,660	6.00%
Big Sky	29,696	11.50%	10,332	4.00%	15,497	6.00%
Valley	21,852	11.31%	7,731	4.00%	11,596	6.00%
Whitefish..................	16,803	11.50%	5,847	4.00%	8,770	6.00%
Citizens.................	15,470	10.53%	5,877	4.00%	8,816	6.00%
Morgan.................	8,749	15.63%	2,239	4.00%	3,359	6.00%
Total capital (to risk weighted assets)						
Consolidated.............	468,504	13.35%	280,700	8.00%	350,876	10.00%
Mountain West.........	82,563	11.56%	57,135	8.00%	71,418	10.00%
Glacier......................	78,802	12.27%	51,393	8.00%	64,241	10.00%
First Security.............	83,471	14.84%	45,003	8.00%	56,254	10.00%
CDC....................	37,603	12.14%	24,776	8.00%	30,970	10.00%
Western.....................	50,906	16.39%	24,845	8.00%	31,056	10.00%
1st Bank................	22,329	11.49%	15,546	8.00%	19,433	10.00%
Big Sky	32,934	12.75%	20,663	8.00%	25,829	10.00%
Valley	24,270	12.56%	15,462	8.00%	19,327	10.00%
Whitefish..................	18,630	12.75%	11,693	8.00%	14,617	10.00%
Citizens.................	17,312	11.78%	11,755	8.00%	14,694	10.00%
Morgan.................	9,450	16.88%	4,479	8.00%	13,000	10.00%
Tier 1 capital (to average assets)						
Consolidated.............	424,479	9.77%	173,825	4.00%	217,281	5.00%
Mountain West.........	74,222	8.52%	34,842	4.00%	43,553	5.00%
Glacier......................	71,462	9.43%	30,316	4.00%	37,895	5.00%
First Security.............	76,408	10.47%	29,179	4.00%	36,474	5.00%
CDC....................	33,711	9.01%	14,966	4.00%	18,708	5.00%
Western.....................	46,949	11.55%	16,263	4.00%	20,329	5.00%
1st Bank................	19,899	6.50%	12,246	4.00%	15,307	5.00%
Big Sky	29,696	10.76%	11,037	4.00%	13,797	5.00%
Valley	21,852	8.14%	10,744	4.00%	13,430	5.00%
Whitefish..................	16,803	8.97%	7,493	4.00%	9,367	5.00%
Citizens.................	15,470	9.81%	6,310	4.00%	7,888	5.00%
Morgan.................	8,749	10.29%	3,400	4.00%	4,249	5.00%

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the institution would thereafter be capitalized at less than 8 percent total capital (to risk weighted assets), 4 percent tier 1 capital (to risk weighted assets), or

11. Regulatory Capital... continued

a 4 percent tier 1 capital (to average assets). At December 31, 2007 and 2006, each of the subsidiary banks' capital measures exceed the highest supervisory threshold, which requires total capital (to risk weighted assets) of at least 10 percent, tier 1 capital (to risk weighted assets) of at least 6 percent, and a tier 1 capital (to average assets) of at least 5 percent. Each of the subsidiary banks was considered well capitalized by the respective regulator as of December 31, 2007 and 2006. There are no conditions or events since year-end that management believes have changed the Company's or subsidiaries risk-based capital category.

The subsidiary banks are subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval. At December 31, 2007, approximately $111,038,000 of retained earnings was available for dividend declaration without prior regulatory approval.

12. Federal and State Income Taxes

The following is a summary of consolidated income tax expense for:

(dollars in thousands)	2007	2006	2005
Current:			
Federal	$ **29,016**	26,740	22,099
State	**6,491**	6,317	5,416
Total current tax expense	**35,507**	33,057	27,515
Deferred:			
Federal	**(348)**	(1,453)	(1,955)
State	**(72)**	(347)	(249)
Total deferred tax (income) expense	**(420)**	(1,800)	(2,204)
Total income tax expense	$ **35,087**	31,257	25,311

Combined federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows for:

	Years ended December 31,		
	2007	2006	2005
Federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax benefit	**4.0%**	4.2%	4.3%
Tax-exempt interest income	**-4.4%**	-5.0%	-5.9%
Other, net	**-0.8%**	-0.4%	-0.8%
	33.8%	33.8%	32.6%

12. Federal and State Income Taxes . . . continued

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

(dollars in thousands)	December 31, 2007	December 31, 2006
Deferred tax assets:		
Allowance for loan and lease losses $	**21,359**	19,777
Deferred compensation	**2,542**	2,535
Stock based compensation	**2,236**	909
Other	**1,555**	2,371
Total gross deferred tax assets	**27,692**	25,592
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	**(10,033)**	(10,629)
Fixed assets, due to differences in depreciation	**(5,025)**	(4,781)
Intangibles	**(6,930)**	(6,030)
Deferred loan costs	**(2,745)**	(2,514)
Available-for-sale securities	**(2,027)**	(1,996)
Other	**(1,413)**	(1,569)
Total gross deferred tax liabilities	**(28,173)**	(27,519)
Net deferred tax liability $	**(481)**	(1,927)

The Company and its subsidiary banks join together in the filing of consolidated income tax returns in the following jurisdictions: federal, Montana, Idaho and Utah. Although 1st Bank has operations in Wyoming and Mountain has operations in Washington, neither Wyoming nor Washington imposes a corporate level income tax. All required income tax returns have been timely filed. Income tax returns for the years ended December 31, 2004, 2005, 2006 and 2007 remain subject to examination by federal, Montana, Idaho and Utah tax authorities and income tax returns for the year ended December 31, 2003 remain subject to examination by the state of Montana and Idaho.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. There was no cumulative effect recognized in retained earnings as a result of adopting FIN 48. In accordance with FIN 48, the Company reclassified the unrecognized tax benefit amount from a deferred tax liability to a current tax liability. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Dollars in Thousands
Balance at January 1, 2007 $	300
Reduction of unrecognized tax benefits for expired periods	(90)
Balance at December 31, 2007 $	210

If the unrecognized tax benefit amount at December 31, 2007 was recognized, it would decrease the Company's effective tax rate from 33.8 percent to 33.6 percent. The Company believes that it is unlikely that the balance of its unrecognized tax benefits will significantly increase or decrease over the next twelve months.

The Company recognizes interest related to unrecognized income tax benefits in interest expense and penalties are recognized in other expense. During the years ended December 31, 2007 and 2006, the Company recognized $0 interest expense and recognized $0 penalty with respect to income tax liabilities. The Company had approximately $50,000 and $0 accrued for the payment of interest at December 31, 2007 and 2006, respectively. The Company had accrued $0 for the payment of penalties at December 31, 2007 and 2006, respectively.

12. Federal and State Income Taxes . . . continued

There is no valuation allowance at December 31, 2007 and 2006 because management believes that it is more likely than not that the Company's deferred tax assets will be realized by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income.

Retained earnings at December 31, 2007 includes approximately $3,600,000 for which no provision for federal income tax has been made. This amount represents the base year federal bad debt reserve, which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this bad debt reserve will be reduced and thereby result in taxable income in the foreseeable future. The Company is not currently contemplating any changes in its business or operations which would result in a recapture of this federal bad debt reserve into taxable income.

13. Employee Benefit Plans

The Company has a profit sharing plan that is subject to a "safe harbor" provision requiring an annual 3 percent non-elective contribution by the Company. To be considered eligible for the plan, an employee must be 21 year of age and have been employed for a full calendar quarter. In addition, elective contributions, depending on the Company's profitability, may be made to the plan. To be considered eligible for the elective contributions, an employee must be 21 years of age, worked 501 hours in the plan year and be employed as of the last day of the plan year. Participants are at all times fully vested in all contributions. The total plan expense for the years ended December 31, 2007, 2006, and 2005 was approximately $3,964,000, $4,730,000 and $4,057,000 respectively.

The Company also has an employees' savings plan. The plan allows eligible employees to contribute up to 60 percent of their monthly salaries. The Company matches an amount equal to 50 percent of the employee's contribution, up to 6 percent of the employee's total pay. Participants are at all times fully vested in all contributions. The Company's contribution to the savings plan for the years ended December 31, 2007, 2006 and 2005 was approximately $1,333,000, $1,120,000, and $930,000, respectively.

The Company has a non-funded deferred compensation plan for directors and senior officers. The plan provides for the deferral of cash payments of up to 50 percent of a participants' salary, and for 100 percent of bonuses and directors fees, at the election of the participant. The total amount deferred was approximately $543,000, $643,000, and $483,000, for the years ending December 31, 2007, 2006, and 2005, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company's return on equity. The total earnings for the years ended 2007, 2006, and 2005 for this plan were approximately $259,000, $226,000, and $190,000, respectively. In connection with several acquisitions, the Company assumed the obligations of deferred compensation plans for certain key employees. As of December 31, 2007, the liability related to the obligations was approximately $1,871,000 and was included in other liabilities of the Consolidated Statements of Financial Condition. The amount expensed related to the obligations during 2007 was insignificant.

The Company has a Supplemental Executive Retirement Plan (SERP) which is intended to supplement payments due to participants upon retirement under the Company's other qualified plans. The Company credits the participant's account on annual basis for an amount equal to employer contributions that would have otherwise been allocated to the participant's account under the tax-qualified plans were it not for limitations imposed by the Internal Revenue Service (IRS), or the participation in the non-funded deferred compensation plan. Eligible employees include participants of the non-funded deferred compensation plan and employees whose benefits were limited as a result of IRS regulations. The Company's required contribution to the SERP for the years ended December 31, 2007, 2006 and 2005 was approximately $70,000, $102,000, and $74,000, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company's return on equity. The total earnings for the years ended 2007, 2006, and 2005 for this plan were approximately $52,000, $48,000, and $190,000, respectively.

The Company has elected as of January 1, 2007 to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from noninsured losses are expensed as incurred. The Company has purchased insurance that limits its exposure on an aggregate and individual claims basis.

The Company has entered into employment contracts with nineteen senior officers that provide benefits under certain conditions following a change in control of the Company.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,		
	2007	2006	2005
Net earnings available to common stockholders, basic and diluted $	**68,603,000**	61,131,000	52,373,000
Average outstanding shares - basic	**53,236,489**	49,727,299	46,943,741
Add: Dilutive stock options	**511,909**	769,878	895,333
Average outstanding shares - diluted	**53,748,398**	50,497,177	47,839,074
Basic earnings per share $	**1.29**	1.23	1.12
Diluted earnings per share $	**1.28**	1.21	1.09

There were approximately 701,000, 606,000, and 148,000 options excluded from the diluted share calculation for December 31, 2007, 2006, and 2005, respectively, due to the option exercise price exceeding the market price of the Company's common stock.

15. Stock Option Plans

The Company has stock-based compensation plans outstanding. The Directors 1994 Stock Option Plan was approved to provide for the grant of stock options to outside Directors of the Company. The Employees 1995 Stock Option Plan was approved to provide the grant of stock options to certain full-time employees of the Company. The Employees 1995 Stock Option Plan expired in April 2005 and has granted but unexpired stock options outstanding. The 2005 Stock Incentive Plan was approved by shareholders on April 27, 2005 which provides awards to certain full-time employees of the Company. The 2005 Stock Incentive Plan permits the granting of stock options, share appreciation rights, restricted shares, restricted share units, and unrestricted shares, deferred share units, and performance awards. Upon exercise of the stock options, the shares are obtained from the authorized and unissued stock.

The 1994, 1995, and 2005 plans also contain provisions authorizing the grant of limited stock rights, which permit the optionee, upon a change in control of the Company, to surrender his or her stock options for cancellation and receive cash or common stock equal to the difference between the exercise price and the fair market value of the shares on the date of the grant. The option price at which the Company's common stock may be purchased upon exercise of stock options granted under the plans must be at least equal to the per share market value of such stock at the date the option is granted. All stock option shares are adjusted for stock splits and stock dividends. The term of the stock options may not exceed five years from the date the options are granted. The employee stock options generally vest over a period of two years and the director options vest over a period of six months.

The Company adopted SFAS No. 123 (Revised) *Share-Based Payment,* as of January 1, 2006 and, accordingly, has determined compensation cost based on the fair value of stock options at the grant date. Additionally, the compensation cost for the portion of awards outstanding for which the requisite service has not been rendered that are outstanding as of the required effective date are recognized as the requisite service is rendered on or after the required effective date. For the twelve months ended December 31, 2007, the compensation cost for the stock option plans was $3,578,000, with a corresponding income tax benefit of $1,390,000, resulting in a net earnings and cash flow from operations reduction of $2,187,000, or a decrease of $.04 per share for both basic and diluted earnings per share. Additionally, in the Consolidated Statement of Cash Flows, the excess tax benefit from stock options decreased the net cash provided from operating activities and increased the net cash provided by financing activities by $1,745,000 the twelve months ended December 31, 2007. Total unrecognized compensation cost, net of income tax benefit, related to non-vested awards which are expected to be recognized over the next weighted period of 1 year was $1,987,000 as of December 31, 2007. The total fair value of shares vested for the year ended December 31, 2007 and 2006 was $2,013,000 and $1,266,000, respectively.

15. Stock Option Plans . . . continued

Prior to the adoption of SFAS No. 123 (R), the Company utilized the intrinsic value method and compensation cost was the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. The exercise price of all stock options granted has been equal to the fair market value of the underlying stock at the date of grant and, accordingly, the intrinsic value has been $0 and no compensation cost was recognized prior to the adoption of SFAS No. 123 (R). The Company did not modify any outstanding stock options prior to the adoption of the standard. If the Company had determined compensation cost based on fair value of the stock options at the grant date under SFAS 123 (R) prior to the date of adoption, the Company's net income would have been reduced to the pro forma amounts indicated below:

			Year ended December 31, 2005
Net earnings (in thousands):	As reported	$	52,373
	Compensation cost		(1,308)
	Pro forma		51,065
Basic earnings per share:	As reported		1.12
	Compensation cost		(0.03)
	Pro forma		1.09
Diluted earnings per share:	As reported		1.09
	Compensation cost		(0.02)
	Pro forma		1.07

The per share weighted-average fair value of stock options on the date of grant was based on the Black Scholes option-pricing model. The Company uses historical data to estimate option exercise and termination within the valuation model. Employee and director awards, which have dissimilar historical exercise behavior, are considered separately for valuation purposes. The risk-free interest rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield in effect at the time of the grant. The stock option awards generally vest upon six months or two years of service for directors and employees, respectively, and generally expire in five years. Expected volatilities are based on historical volatility and other factors. The following lists the various assumptions and fair value of the grants awarded during the year.

	Options granted during		
	2007	2006	2005
Fair Value of Stock Options - Black Scholes....	$ 5.05	$ 4.31	$ 2.35
Expected Volatility..................................	26%	27%	18%
Expected Dividends..................................	2.12%	2.23%	2.23%
Risk Free Interest Rate..............................	4.80%	4.35%	3.44%
Expected Life..	3.47	3.30	3.40

At December 31, 2007, total shares available for stock option grants to employees and directors are 4,047,626. Changes in shares granted for stock options for the years ended December 31, 2007, 2006, and 2005, respectively, are summarized as follows:

15. Stock Option Plans . . . continued

	Options	Weighted average exercise price
Outstanding at December 31, 2006	2,733,923	15.82
Canceled	(54,056)	20.88
Granted	773,720	23.44
Exercised	(550,070)	11.10
Outstanding at December 31, 2007	2,903,517	18.62
Excercisable at December 31, 2007	1,526,917	15.42

The range of exercise prices on options outstanding and exercisable at December 31, 2007 is as follows:

				Options exercisable	
Price range	Options Outstanding	Weighted average exercise price	Weighted average life of options	Options Exercisable	Weighted average exercise price
$0 - $6.18	54,061	$4.53	.5 years	54,061	$4.53
$6.19 -$12.36	230,350	9.58	.1 years	230,350	9.58
$12.37 - $18.54	949,556	15.47	1.7 years	949,556	15.47
$18.55 and over	1,669,550	22.11	3.4 years	292,950	21.87
	2,903,517	18.62	2.6 years	1,526,917	15.42

16. Parent Company Information (Condensed)

The following condensed financial information is the unconsolidated (parent company only) information for Glacier Bancorp, Inc.:

Statements of Financial Condition (dollars in thousands)		December 31, 2007	2006
Assets:			
Cash	$	**2,374**	567
Interest bearing cash deposits		**19,686**	13,839
Cash and cash equivalents		**22,060**	14,406
Investment securities, available-for-sale		**1,274**	1,291
Other assets		**10,225**	7,822
Investment in subsidiaries		**627,333**	562,893
	$	**660,892**	586,412
Liabilities and Stockholders' Equity:			
Dividends payable	$	**6,974**	6,276
Subordinated debentures		**118,559**	118,559
Other liabilities		**6,783**	5,434
Total liabilities		**132,316**	130,269
Common stock		**536**	523
Paid-in capital		**374,728**	344,265
Retained earnings		**150,195**	108,286
Accumulated other comprehensive income		**3,117**	3,069
Total stockholders' equity		**528,576**	456,143
	$	**660,892**	586,412

Statements of Operations (dollars in thousands)		Years ended December 31, 2007	2006	2005
Revenues				
Dividends from subsidiaries	$	**40,550**	25,400	21,950
Other income		**889**	754	60
Intercompany charges for services		**11,345**	9,711	8,365
Total revenues		**52,784**	35,865	30,375
Expenses				
Employee compensation and benefits		**7,564**	6,508	5,144
Other operating expenses		**12,969**	10,230	11,013
Total expenses		**20,533**	16,738	16,157
Earnings before income tax benefit and equity in undistributed earnings of subsidiaries		**32,251**	19,127	14,218
Income tax benefit		**4,444**	298	3,386
Income before equity in undistributed earnings of subsidiaries		**36,695**	19,425	17,604
Subsidiary earnings in excess of dividends distributed		**31,908**	41,706	34,769
Net earnings	$	**68,603**	61,131	52,373

16. Parent Company Information (Condensed)...continued

Statements of Cash Flows (dollars in thousands)	Years ended December 31, 2007	2006	2005
Operating Activities			
Net earnings $	68,603	61,131	52,373
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Loss on sale of investments available-for-sale	–	--	451
Subsidiary earnings in excess of dividends distributed	(31,908)	(41,706)	(34,769)
Excess tax benefits related to the exercise of stock options	(1,745)	(1,217)	--
Net increase in other assets and other liabilities	5,316	4,986	4,709
Net cash provided by operating activities	40,266	23,194	22,764
Investing activities			
Proceeds from sales, maturities and prepayments of securities available-for-sale	–	--	17,796
Equity contribution to subsidiary banks	(10,416)	(65,035)	(56,206)
Net addition of premises and equipment	(3,401)	(1,902)	(949)
Net cash used by investing activities	(13,817)	(66,937)	(39,359)
Financing activities			
Proceeds from issuance of subordinated debentures	–	65,000	--
Repayment of subordinated debentures	–	(35,000)	--
Cash dividends paid	(26,694)	(22,558)	(19,051)
Excess tax benefits from stock options	1,745	1,217	--
Proceeds from exercise of stock options and other stock issued	6,154	36,403	5,158
Cash paid for stock dividends	–	(5)	(8)
Net cash (used) provided by financing activities	(18,795)	45,057	(13,901)
Net increase (decrease) in cash and cash equivalents	7,654	1,314	(30,496)
Cash and cash equivalents at beginning of year	14,406	13,092	43,588
Cash and cash equivalents at end of year $	22,060	14,406	13,092

17. Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data is as follows (dollars in thousands except per share amounts):

	Quarters Ended, 2007 March 31	June 30	September 30	December 31
Interest income $	71,920	75,293	78,430	79,117
Interest expense	28,829	30,097	31,447	30,918
Net interest income	43,091	45,196	46,983	48,199
Provision for loan losses	1,195	1,210	1,315	2,960
Earnings before income taxes	24,405	25,323	26,950	27,012
Net earnings	16,093	16,725	17,639	18,146
Basic earnings per share	0.31	0.31	0.33	0.34
Diluted earnings per share	0.30	0.31	0.33	0.34
Dividends per share	0.12	0.12	0.13	0.13
Market range high-low	$25.39-$22.76	$24.61-$19.55	$24.00-$18.41	$23.85-$17.57

17. Unaudited Quarterly Financial Data...continued

	Quarters Ended, 2006			
	March 31	June 30	September 30	December 31
Interest income $	55,952	59,933	63,892	73,549
Interest expense	19,644	22,307	24,887	28,200
Net interest income	36,308	37,626	39,005	45,349
Provision for loan losses	1,165	1,355	1,320	1,352
Earnings before income taxes	20,472	22,219	23,603	26,094
Net earnings	13,629	14,666	15,806	17,030
Basic earnings per share	0.28	0.30	0.32	0.33
Diluted earnings per share	0.28	0.30	0.31	0.32
Dividends per share	0.11	0.11	0.11	0.12
Market range high-low	$21.81-$19.72	$21.20-$18.69	$23.24-$18.55	$25.25-$21.99

18. Fair Value of Financial Instruments

Financial instruments have been defined to generally mean cash or a contract that implies an obligation to deliver cash or another financial instrument to another entity. For purposes of the Company's Consolidated Statement of Financial Condition, this includes the following items:

	2007		2006	
(dollars in thousands)	**Amount**	**Fair Value**	Amount	Fair Value
Financial Assets:				
Cash on hand and in banks $	**145,697**	**145,697**	136,591	136,591
Federal funds sold	**135**	**135**	6,125	6,125
Interest bearing cash deposits	**81,777**	**81,777**	30,301	30,301
Investment securities	**297,136**	**297,136**	343,370	343,370
Mortgage-backed securities	**343,373**	**343,373**	426,550	426,550
FHLB and FRB stock	**59,815**	**59,815**	55,717	55,717
Loans receivable, net of allowance for loan and lease losses	**3,557,122**	**3,580,202**	3,165,524	3,139,276
Accrued interest receivable	**26,168**	**26,168**	25,729	25,729
Financial Liabilities:				
Deposits $	**3,184,478**	**3,192,594**	3,207,533	3,206,007
Advances from the FHLB of Seattle	**538,949**	**538,949**	307,522	302,441
Repurchase agreements and other borrowed funds	**401,621**	**401,628**	338,986	338,986
Subordinated debentures	**118,559**	**110,420**	118,559	117,435
Accured interest payable	**13,281**	**13,281**	11,041	11,041

Financial assets and financial liabilities other than securities are not traded in active markets. The above estimates of fair value require subjective judgments. Changes in the following methodologies and assumptions could significantly affect the estimates. These estimates may also vary significantly from the amounts that could be realized in actual transactions.

Financial Assets – The estimated fair value is the book value of cash, federal funds sold, interest bearing cash deposits, and accrued interest receivable. For investment and mortgage-backed securities, the fair value is based on quoted market prices. The fair value of FHLB of Seattle and FRB stock is book value, due to the restrictions that such stock may only be sold to another member institution or the FHLB or FRB at their par value. The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made.

Financial Liabilities – The estimated fair value of demand and savings deposits is the book value since rates are regularly adjusted to market rates. The estimated fair value of accrued interest payable is the book value. Certificate accounts fair value is estimated by discounting the future cash flows using current rates for similar deposits. The fair value of advances from the FHLB of Seattle is estimated by discounting future cash flows using current rates for advances with similar weighted average maturities.

18. Fair Value of Financial Instruments...continued

Repurchase agreements and other borrowed funds have variable interest rates, or are short term, such that book value approximates fair value. The subordinated debentures' fair value is based on quoted market prices or comparison pricing to a similar obligations outstanding at year-end.

Off-balance sheet financial instruments – Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, such that no adjustment is necessary to reflect these commitments at market value. See Note 4 to consolidated financial statements.

19. Contingencies and Commitments

The Company leases certain land, premises and equipment from third parties under operating and capital leases. Total rent expense for the years ended December 31, 2007, 2006, and 2005 was approximately $2,099,000, $1,784,000, and $1,334,000, respectively. Amortization of building capital lease assets is included in depreciation. One of the Company's subsidiaries has entered into lease transactions with two of its directors and the related party rent expense for the years ended December 31, 2007, 2006, and 2005 was approximately $346,000, $333,000, and $273,000. The total future minimum rental commitments required under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2007 are as follows (dollars in thousands):

Years ended December 31,		Capital Leases	Operating Leases	Total
2008	$	228	2,030	2,258
2009		231	1,958	2,189
2010		235	1,912	2,147
2011		239	1,596	1,835
2012		243	1,302	1,545
Thereafter		2,439	7,815	10,254
Total minimum lease payments	$	3,615	16,613	20,228
Less: Amounts representing interest		1,433		
Present value of minimum lease payments		2,182		
Less: Current portion of obligations under capital leases		59		
Long-term portion of obligations under capital leases		2,123		

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

20. Acquisitions

On April 30, 2007, 1st Bank completed the acquisition of North Side with total assets of $128,252,000, loans of $38,773,000, and deposits of $99,568,000. The purchase price included core deposit intangible of $2,524,000 and goodwill of $8,223,000

On October 1, 2006, CDC and its five banking subsidiaries located across Montana were acquired. These subsidiaries include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. The acquisition included total assets of $457,023,000, loans of $303,804,000, and deposits of $362,561,000. The purchase price included core deposit intangible of $7,863,000 and goodwill of $42,418,000. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change to First Security, Western, and Glacier. On June 22, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank of Montana.

20. Acquisitions...continued

On September 1, 2006, the Company completed the acquisition of Morgan with total assets of $88,595,000, loans of $40,944,000, and deposits of $67,172,000. The purchase price included core deposit intangible of $896,000 and goodwill of $10,791,000. The acquisitions were accounted for under the purchase method of accounting.

21. Operating Segment Information

SFAS No. 131, *Financial Reporting for Segments of a Business Enterprise*, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on individual bank charter, and thus the operating segments are so defined. The five subsidiaries acquired as result of the acquisition of CDC included Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change for First Security, Western, and Glacier. On June 21, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank of Montana. As a result of the CDC mergers into the Company subsidiaries, the financial reporting activity for the year ended December 31, 2006 has been reclassified and included in the Company subsidiary into which each CDC bank was merged. All segments, except for the segment defined as "other," are based on commercial banking operations. The operating segment defined as "other" includes the Parent company, non-bank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in Note 1. Transactions between operating segments are conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

The following is a summary of selected operating segment information for the years ended and as of December 31, 2007, 2006, and 2005.

(dollars in thousands)

2007	Mountain West	Glacier	First Security	Western	1st Bank	Big Sky	Valley	Whitefish	Citizens	First Bank of MT	Morgan	Other	Consolidated
Net interest income	$ 41,115	33,008	32,674	19,069	16,861	12,610	10,680	7,262	7,532	6,308	3,274	(6,924)	183,469
Provision for loan losses	(2,225)	(1,400)	(1,100)	-	(585)	(645)	(405)	(180)	(75)	(20)	(45)	-	(6,680)
Net interest income after provision for loan losses	38,890	31,608	31,574	19,069	16,276	11,965	10,275	7,082	7,457	6,288	3,229	(6,924)	176,789
Noninterest income	19,861	11,540	6,844	8,792	3,399	3,583	4,655	1,933	2,550	736	813	112	64,818
Core deposit amortization	(208)	(415)	(554)	(675)	(531)	(23)	(42)	-	(146)	(451)	(157)	-	(3,202)
Other noninterest expense	(36,745)	(20,805)	(17,295)	(15,972)	(10,490)	(7,220)	(8,222)	(4,426)	(6,102)	(3,426)	(2,525)	(1,487)	(134,715)
Earnings before income taxes	21,798	21,928	20,569	11,214	8,654	8,305	6,666	4,589	3,759	3,147	1,360	(8,299)	103,690
Income tax (expense) benefit	(7,701)	(7,642)	(7,027)	(4,129)	(3,157)	(3,144)	(1,955)	(1,652)	(1,403)	(1,395)	(325)	4,443	(35,087)
Net income	$ 14,097	14,286	13,542	7,085	5,497	5,161	4,711	2,937	2,356	1,752	1,035	(3,856)	68,603
Assets	$ 1,038,294	903,440	792,882	508,729	456,273	315,885	282,643	197,672	182,769	149,483	95,054	(105,794)	4,817,330
Loans, net	836,426	708,208	548,682	321,533	246,478	262,934	195,682	155,045	131,988	98,897	52,322	(1,073)	3,557,122
Goodwill	23,159	8,640	18,582	22,311	30,742	1,752	1,770	260	9,553	12,556	10,976	-	140,301
Deposits	666,330	473,594	533,260	345,273	365,906	215,771	187,657	105,596	139,228	113,692	73,375	(35,204)	3,184,478
Stockholders' equity	114,538	96,252	109,320	83,226	67,003	35,406	27,323	18,995	27,808	26,941	20,520	(98,756)	528,576

(dollars in thousands)

2006	Mountain West	Glacier	First Security	Western	1st Bank	Big Sky	Valley	Whitefish	Citizens	First Bank of MT	Morgan	Other	Consolidated
Net interest income	$ 36,133	29,721	30,366	16,299	11,525	12,054	9,893	6,958	8,247	1,580	1,090	(5,578)	158,288
Provision for loan losses	(1,500)	(900)	(600)	-	(300)	(305)	(485)	(180)	(900)	-	(22)	-	(5,192)
Net interest income after provision for loan losses	34,633	28,821	29,766	16,299	11,225	11,749	9,408	6,778	7,347	1,580	1,068	(5,578)	153,096
Noninterest income	16,442	10,203	5,351	5,645	2,939	2,781	3,938	1,654	2,161	200	318	210	51,842
Core deposit amortization	(219)	(286)	(383)	(329)	(408)	(23)	(43)	-	(164)	(115)	(54)	-	(2,024)
Other noninterest expense	(31,057)	(18,061)	(15,149)	(11,748)	(8,153)	(6,561)	(7,649)	(4,003)	(5,898)	(691)	(651)	(905)	(110,526)
Earnings before income taxes	19,799	20,677	19,585	9,867	5,603	7,946	5,654	4,429	3,446	974	681	(6,273)	92,388
Income tax (expense) benefit	(6,163)	(7,040)	(6,303)	(1,797)	(2,358)	(2,703)	(1,626)	(1,476)	(1,507)	(334)	(248)	298	(31,257)
Net income	$ 13,636	13,637	13,282	8,070	3,245	5,243	4,028	2,953	1,939	640	433	(5,975)	61,131
Assets	$ 918,985	801,792	829,796	591,378	324,560	274,888	269,442	187,704	172,517	148,097	95,991	(143,852)	4,471,298
Loans, net	701,390	598,609	537,382	364,899	152,197	218,482	177,507	142,480	137,779	90,595	45,302	(1,098)	3,165,524
Goodwill	23,159	8,656	18,605	19,892	22,508	1,752	1,770	260	9,553	12,660	10,901	-	129,716
Deposits	693,323	491,361	547,711	395,245	255,834	223,605	183,233	121,100	128,317	116,512	75,348	(24,056)	3,207,533
Stockholders' equity	98,954	87,844	102,912	82,764	43,911	31,282	24,247	16,918	25,549	25,766	20,308	(104,312)	456,143

21. Operating Segment Information . . . continued

(dollars in thousands)

2005	Mountain West	Glacier	First Security	Western	1st Bank	Big Sky	Valley	Whitefish	Citizens	Other	Consolidated
Net interest income . . . . $	29,607	26,508	24,839	14,522	8,179	11,540	9,444	6,527	5,013	(6,172)	130,007
Provision for loan losses	(1,897)	(1,500)	(630)	-	(251)	(965)	(375)	(300)	(105)	-	(6,023)
Net interest income after provision for loan losses	27,710	25,008	24,209	14,522	7,928	10,575	9,069	6,227	4,908	(6,172)	123,984
Noninterest income	15,812	9,136	3,990	3,966	2,340	2,475	3,509	1,916	1,902	(420)	44,626
Core deposit amortization	(214)	(252)	(202)	(224)	(371)	(26)	(48)	-	(133)	-	(1,470)
Other noninterest expense	(26,006)	(16,016)	(11,141)	(9,741)	(5,636)	(5,509)	(6,787)	(3,428)	(4,052)	(1,140)	(89,456)
Earnings before income taxes	17,302	17,876	16,856	8,523	4,261	7,515	5,743	4,715	2,625	(7,732)	77,684
Income tax (expense) benefit.	(5,886)	(6,096)	(5,505)	(2,488)	(1,401)	(2,819)	(1,783)	(1,698)	(1,022)	3,387	(25,311)
Net income . . . . $	11,416	11,780	11,351	6,035	2,860	4,696	3,960	3,017	1,603	(4,345)	52,373
Assets . . . . $	779,538	731,468	769,094	431,640	304,196	267,402	254,437	174,069	144,161	(147,030)	3,708,975
Loans, net.	544,429	462,761	453,814	231,817	111,682	203,869	151,204	125,512	113,222	(1,123)	2,397,187
Goodwill	23,159	4,084	12,165	3,848	22,508	1,752	1,770	260	9,553	-	79,099
Deposits	558,280	424,739	476,253	269,494	244,336	191,040	174,059	112,790	110,023	(26,302)	2,534,712
Stockholders' equity	80,008	69,257	83,447	49,458	41,577	26,581	21,809	14,847	23,029	(76,774)	333,239

22. Impact of Recently Issued Accounting Standards

In December 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), *Business Combinations.* The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer: a) Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree b) Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase c) Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact of the adoption of this standard, but does not expect it to have a material effect on the Company's financial position or results of operations with any future business combinations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurement.* The Company has evaluated the impact of the adoption of this standard and determined there will not be a material effect on the Company's financial position or results of operations. At present, the Company has chosen not to measure the permitted items at fair value.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this standard, but does not expect it to have a material effect on the Company's financial position or results of operations.

In September 2006, the FASB EITF issued EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* The EITF determined that for an endorsement split-dollar life insurance arrangement within the scope of the Issue, the employer should recognize a liability for future benefits in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* or APB Opinion 12, *Omnibus Opinion-1967,* based on the substantive agreement with the employee. The Issue is effective for fiscal years beginning after December 15, 2007, with earlier

22. Impact of Recently Issued Accounting Standards . . . continued

application permitted. The Company expects to adopt the Interpretation during the first quarter of 2008 without material effect on the Company's financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which provides clarification for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 31, 2006. The Company adopted the Interpretation January 1, 2007 without material effect on the Company's financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*, which amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, with respect to the accounting for servicing of financial assets. SFAS No. 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods: (1) the amortization of servicing assets or liabilities in proportion to and over the net servicing income period or net servicing loss periods or (2) the reporting of servicing assets or liabilities at fair value at each reporting date and reporting changes in fair value in earnings in the periods in which the change occur. SFAS No. 156 is effective the earlier of the date an entity adopts the requirements of SFAS No. 156, or as of the beginning of its first fiscal year beginning after September 15, 2006. The Company adopted the Statement beginning January 1, 2007 and chose the amortization of servicing assets over the net servicing income or loss period without material effect on the Company's financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement to Beneficial Interest in Securitized Financial Assets." This Statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. The Company adopted the Statement beginning January 1, 2007 without material effect on the Company's financial position or results of operations.

Item 9. Changes in and disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes or disagreements with accountants on accounting and financial disclosure.

Item 9a. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in reports that are filed or submitted under the Securities Exchange Act of 1934 are recorded, processed, summarized and timely reported as provided in the SEC's rules and forms. As a result of this evaluation, there were no significant changes in the internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonable likely to materially affect, the internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining effective internal control over financial reporting as it relates to its financial statements presented in conformity with U.S. generally accepted accounting principles. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self monitoring mechanisms and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2007. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management asserts that the Company and subsidiaries maintained effective internal control over financial reporting as it relates to its financial statements presented in conformity with accounting principles generally accepted in the Unites States of America.

BKD LLP, the independent registered public accounting firm that audited the financial statements for the year ended December 31, 2007, has issued an attestation report on the Company's internal control over financial reporting. Such attestation report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

Item 9b. Other Information

None

PART III

Item 10. Directors and Executive Officers and Corporate Governance

Information regarding "Directors and Executive Officers" is set forth under the headings "Information with Respect to Nominees and Other Directors – Background of Nominees and Continuing Directors" and "Security Ownership of Certain Beneficial Owners and Management – Executive Officers who are not Directors" of the Company's 2008 Annual Meeting Proxy Statement ("Proxy Statement") and is incorporated herein by reference.

Information regarding "Compliance with Section 16(a) of the Exchange Act" is set forth under the section "Compliance with Section 16 (a) Filing Requirements" of the Company's Proxy Statement and is incorporated herein by reference.

Information regarding the Company's audit committee financial expert is set forth under the heading "Meetings and Committees of Board of Directors – Committee Membership" in our Proxy Statement and is incorporated by reference.

Consistent with the requirements of the Sarbanes-Oxley Act, the Company has a Code of Ethics applicable to senior financial officers including the principal executive officer. The Code of Ethics can be accessed electronically by visiting the Company's website at www.glacierbancorp.com. The Code of Ethics is also listed as Exhibit 14 to this report, and is incorporated by reference to the Company's 2003 annual report Form 10K.

Item 11. Executive Compensation

Information regarding "Executive Compensation" is set forth under the headings "Compensation of Directors" and "Executive Compensation" of the Company's Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding "Security Ownership of Certain Beneficial Owners and Management" is set forth under the headings "Information with Respect to Nominees and Other Directors" and "Security Ownership of Certain Beneficial Owners and Management" of the Company's Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information regarding "Certain Relationships and Related Transactions and Director Independence" is set forth under the heading "Transactions with Management" and "Corporate Governance – Director Independence" of the Company's Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information regarding "Principal Accounting Fees and Services" is set forth under the heading "Registered Public Accountants" of the Company's Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

List of Financial Statements and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Financial Statement Schedules

The financial statements and related documents listed in the index set forth in Item 8 of this report are filed as part of this report.

All other schedules to the consolidated financial statements required by Regulation S-X are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or related notes.

(1) The following exhibits are included as part of this Form 10-K:

Exhibit No.	**Exhibit**
3(a)	Amended and Restated Articles of Incorporation (1)
3(b)	Amended and Restated Bylaws (2)
10(a) *	Amended and Restated 1995 Employee Stock Option Plan and related agreements (3)
10(b) *	Amended and Restated 1994 Director Stock Option Plan and related agreements (3)
10(c) *	Deferred Compensation Plan effective January 1, 2005 (4)
10(d) *	Supplemental Executive Retirement Agreement (4)
10(e) *	2005 Stock Incentive Plan and related agreements (5)
10(f) *	Employment Agreement dated January 1, 2008 between the Company, Glacier Bancorp, Inc. and Michael J. Blodnick (6)
10(g) *	Employment Agreement dated January 1, 2008 between the Company, Glacier Bancorp, Inc. and Ron J. Copher (6)
10(h) *	Employment Agreement date January 1, 2008 between the Company, Glacier Bancorp, Inc. and Don Chery (6)
10(i) *	Employment agreement dated January 1, 2008, between Mountain West Bank and Jon W. Hippler (6)
14	Code of Ethics (7)
21	Subsidiaries of the Company (See item 1, "Subsidiaries")
23	Consent of BKD LLP (8)
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (8)

(1)	Incorporated by reference to Exhibit 3(a), included in the Company's Form 10-K for the year ended December 31, 2006.
(2)	Incorporated by reference to Exhibit 3.ii included in the Company's Quarterly Report on form 10-Q for the quarter ended June 30, 2004.
(3)	Incorporated by reference to Exhibit 99.1 - 99.4 of the Company's S-8 Registration Statement (No. 333-105995).
(4)	Incorporated by reference to exhibits 10(g) and 10(h) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(5)	Incorporated by reference to exhibits 99.1 through 99.3 of the Company's S-8 Registration Statement (No. 333-125024).
(6)	Incorporated by reference to Exhibits 10.1 through 10.4 included in the Company's Form 8-K filed by the Company on December 27, 2007.
(7)	Incorporated by reference to Exhibit 14, included in the Company's Form 10-K for the year ended December 31, 2003.
(8)	Exhibit intentionally omitted.

* Compensatory Plan or Arrangement

SIGNATURES

PURSUANT to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2008.

GLACIER BANCORP, INC.

By: /s/ Michael J. Blodnick
Michael J. Blodnick
President/CEO/Director

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 27, 2008, by the following persons in the capacities indicated.

/s/Michael J. Blodnick Michael J. Blodnick	President, CEO, and Director (Principal Executive Officer)
/s/Ron J. Copher Ron J. Copher	Senior Vice President and CFO (Principal Financial Accounting Officer)

Majority of the Board of Directors

/s/ Everit A. Sliter Everit A. Sliter	Chairman
/s/ James M. English James M. English	Director
/s/ Allen Fetscher Allen J. Fetscher	Director
/s/ Jon W. Hippler Jon W. Hippler	Director
/s/ Craig A. Langel Craig A. Langel	Director
/s/ L. Peter Larson L. Peter Larson	Director
/s/ Douglas J. McBride Douglas J. McBride	Director
/s/ John W. Murdoch John W. Murdoch	Director

GLACIER BANCORP, INC.
2007 ANNUAL REPORT

END